FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 12, 2007

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX TO EXHIBITS

Item
1.	ABN AMRO reports FY 2006 results, February 8, 2007

2.	ABN AMRO to start EUR 1 bln share buyback programme, February 12, 2007

The information contained in this report is incorporated by reference into the registration statements on Form S-8 with Registration Nos. 333-81400, 333-84044, 333-128621, 333-128619, 333-127660 and 333-74703, the registration statements on Form F-3 with Registration Nos. 333-137691 and 333-104778 and the registration statement on Form F-4 with Registration No. 333-108304.

Cautionary Statement regarding Forward-Looking Statements
This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this report are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

2

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: February 12, 2007	By:	/s/ Richard Bruens

		Name:	Richard Bruens
		Title:	Head of Investor Relations

	By:	/s/ Willem Nagtglas-Versteeg

		Name:	Willem Nagtglas-Versteeg
		Title:	Secretary to the Managing Board

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Item 1

Further information can be obtained from: Press Relations: +31 20 628 8900 Investor Relations: +31 20 628 7835 This press release is also available on the internet: www.abnamro.com

Amsterdam, 8 February 2007

ABN AMRO reports full year 2006 results:
Profit for the period EUR 4,780 mln, up 7.6% compared with 2005; dividend raised and new share buy-back programme of EUR 1 bln announced

Full year operating result up 14.5%
o	Revenue growth of 19.6% driven by the integration of Antonveneta and organic growth in all regions, underpinned by a strong performance of Global Markets
o	Operating expenses up 21.9% mainly due to the integration of Antonveneta
o	Antonveneta’s (stand alone) profit for the period of EUR 413 mln, in line with the indicated EUR 400 mln
o	Net profit growth of 7.6% lower than operating result growth due to EUR 1.2 bln increase in loan impairments, as a result of the integration of Antonveneta and increases in the consumer loan portfolio
o	Return on Equity in 2006 of 20.7%, above our target of 20%

Fourth quarter profit for the period up 21.4% to EUR 1,386 mln
o	Operating income increased by 4.2%, excluding the various gains in the third and fourth quarters, driven by the BUs Netherlands, Global Clients and Asia
o	Operating expenses up 2.6%, excluding restructuring charges of EUR 123 mln
o	Sale of Bouwfonds completed, with a positive impact of EUR 371 mln on profit for the period

Strict capital management, increased dividend for 2006 and new share buy-back programme for first half 2007
o	Tier 1 ratio improved to 8.45% and core tier 1 to 6.18% in fourth quarter
o	Proposed full year dividend 2006 of EUR 1.15, up from EUR 1.10 in 2005
o	New share buy-back programme of EUR 1 bln announced today, to be completed by 30 June 2007 at the latest

2007, a year of delivery
o	Earnings per share will be the key measure of delivery in 2007. The target for 2007 is earnings per share of at least EUR 2.30 (excluding major disposals and restructuring charges), to be achieved mainly by improving our operating performance

Chairman’s statement
“The year 2006 is best characterised as a year of profitable transition for the Group. We implemented our new structure, initiated and successfully completed the integration of Antonveneta, and continued to align the Group’s businesses with our mid-market strategy. The continuing growth in earnings per share allows us to propose an increase in our full year 2006 dividend to EUR 1.15, up from EUR 1.10 in 2005. Our disciplined capital management strengthened our capital ratios, also enabling us to announce a new share buy-back programme of EUR 1 bln today. We are confident that 2007 will be a year of delivery. For the Group, delivery means earnings per share of at least EUR 2.30 (excluding major disposals and restructuring charges), to be achieved mainly by improving our operating performance.”

(in millions of euros)	year				quarterly

	2006	2005	% change	% change [2]	Q4 2006	Q3 2006	% change	% change [2]	Q4 2005	% change	% change [2]

Total operating income	22,658	18,946	19.6	19.1	5,893	5,745	2.6	3.3	5,000	17.9	21.6
Total operating expenses	15,774	12,935	21.9	21.6	4,156	3,932	5.7	6.6	3,363	23.6	27.6
Operating result	6,884	6,011	14.5	13.9	1,737	1,813	(4.2)	(3.9)	1,637	6.1	9.3
Loan impairment	1,855	635	192.1	185.4	509	587	(13.3)	(12.8)	281	81.1	85.0
Operating profit before tax	5,029	5,376	(6.5)	(6.4)	1,228	1,226	0.2	0.3	1,356	(9.4)	(6.4)
Net operating profit	4,171	4,256	(2.0)	(1.4)	983	1,061	(7.4)	(6.3)	1,274	(22.8)	(18.5)
Discontinued operations (net)	609	187			403	81			47
Profit for the period	4,780	4,443	7.6	8.2	1,386	1,142	21.4	22.4	1,321	4.9	9.4
Net profit attributable to shareholders	4,715	4,382	7.6	8.3	1,359	1,137	19.5	20.6	1,296	4.9	9.3
Earnings per share (euros)	2.50	2.43	2.9		0.72	0.60	20.0		0.70	2.9

Efficiency ratio	69.6%	68.3%			70.5%	68.4%			67.3%

1)	all figures exclude the consolidation effect of controlled non-financial investments (see annex 2)

2)	% change at constant foreign exchange rates (see annex 2)

Contents:

Letter to the shareholders	page 3

Full year 2006 overview	page 8

Full year 2006 analysis	page 14

Annex 1: Cautionary statement regarding forward-looking statements

Annex 2: Use of non-GAAP financial measures

Annex 3: Interim Financial Report

Dear shareholder,

The year 2006 is best characterised as a year of profitable transition for the Group. We implemented our new structure, initiated and successfully completed the integration of Antonveneta, and continued to align the Group’s businesses with our mid-market strategy. This included divestments such as the sale of the Futures business in the third quarter and Bouwfonds in the fourth quarter of 2006.

We also continued to extract synergies across the Group. In Asset Management, for example, we developed custom-made investment solutions for the Dutch retail and private client markets through collaboration with the BU Private Clients and the BU Netherlands. Global Clients had some significant successes in growth markets such as Brazil and India, including the initial public offering (IPO) of Tech Mahindra. This was facilitated by good cooperation between the different BUs, which contributed to our revenue growth of 19.6%.

Our profit for the year was EUR 4.78 bln, an increase of 7.6% over 2005 as the operating result growth of 14.5% was partly offset by an increase of more than EUR 1.2 bln in loan impairments. Earnings per share came in at EUR 2.50 compared with EUR 2.43 last year. The continuing growth in earnings per share in 2006 allows us to propose an increase in our full year 2006 dividend to EUR 1.15 up from EUR 1.10 in 2005. Disciplined capital management strengthened our capital ratios, enabling us to announce a new share buy-back programme of EUR 1 bln today, given that we have no immediate need for the excess capital.

We must further improve our performance if we want to achieve our longer term goals. Although I am satisfied with the profit for the period of EUR 4.78 bln in 2006, our cost discipline has not been good enough. Key priorities for 2007 will therefore be continued strong organic revenue growth and further improvements in cost management. The fourth quarter of 2006 showed the first signs of the positive impact of the cost measures taken after the first half results. Cost growth in the second half of 2006 (versus second half of 2005) was 4.5% compared with cost growth of 11.8% in the first half of 2006 (versus first half of 2005). Given the impact of the additional EUR 300 mln of savings from the Services programme this year, the positive impact on absolute costs from the sale of Bouwfonds and the announced sale of the US mortgage business, as well as the focus of all businesses on improving cost control, in particular in the BUs Europe, North America and the Netherlands, I am confident that our cost management will improve significantly in 2007.

As 2006 was a year of transition, we need to make 2007 a year of delivery. I will provide detail on our plans for 2007 below, but first I will review the execution of our Managing Board priorities in 2006.

Review of 2006 Managing Board priorities

In 2006, six priorities guided our decisions and the execution of our plans.

1. Drive organic growth from the new Group structure
Our first priority was to implement our new structure and ensure that we realised the benefits of our new client-led model. Our revenues grew by 19.6% . Excluding the integration of Antonveneta, which added EUR 2,071 mln in revenues, the various gains on sales and the impact of foreign exchange rate differences, the organic revenue growth was 6.4%, or more than EUR 1.6 bln, of which more than EUR 700 mln came from Global Markets. This shows the success of opening up much more of our global product capabilities to all our regional clients as well as the creation of successful product/client platforms. In the consumer segment, we have drawn on best practices within the bank, for example by rolling out our Preferred Banking concept in the BU North America and launching pilot branches at Antonveneta in Italy.

2. Strict capital discipline
Our strong focus on capital discipline allowed us to distribute EUR 2.2 bln of capital to our shareholders via share buy-backs, including the neutralisation of the stock dividend. Furthermore, we continued to look for structured ways of managing our capital more efficiently. Our agreement with PGGM to share part of the risk related to our loan portfolio is one example of our continued focus on capital optimisation. Another is bringing down the non-performing loan portfolio of Antonveneta by selling part of it in 2006, and with more to come in 2007.

3. Realise the synergies from the integration of Antonveneta
We worked very hard to bring Antonveneta into the Group, culminating in the rebranding of the bank in November and the completion of the integration by the end of the year. We significantly increased our expected cost and revenue synergies to EUR 430 mln.

Among other initiatives, the rebranding of Antonveneta was launched on 6 November 2006, a new website was created, an advertising campaign was launched in the major daily newspapers and TV channels, and more competitive fees for clients were introduced for some types of current accounts and for credit cards, along with a highly competitive residential mortgage offering.

On 11 December 2006, we announced plans for the further development of Antonveneta, which include transforming the consumer bank, strengthening the commercial bank and building the private bank. Antonveneta’s new organisational structure is inspired by our Group model. This model, adjusted to suit the specific attributes of the Italian marketplace, maintains the bank’s focus on its clients - both individuals and small and medium-sized enterprises (SMEs) - and defines a matrix organisation that enhances its ties with the Group functions. This renewed focus on clients will be put into effect both through new products and personalised services, including those made possible by our deep-rooted and widespread international network, and also through ongoing innovations in communications, professionalism and operational skills at Antonveneta. Those innovations will become evident immediately in the bank’s relationship with its stakeholders and the entire domestic community, thanks to the completion of the rebranding process. Parallel to these initiatives, Antonveneta has focused on developing new products and integrated services for consumer and commercial clients, and on implementing private banking services. More specifically, Antonveneta has launched the Preferred Banking concept that we already offer in various other countries. In the Commercial Client Segment, a new team of Global Markets specialists has been created to give clients of Antonveneta access to our global product capabilities.

4. Realise cost synergies from Services and other initiatives
As I already mentioned above, managing our cost base remains an important priority. Although Services realised its EUR 300 mln cost savings programme in 2006, much of this has been reinvested in the business. Productivity measures have therefore been taken to ensure that more of the benefits flow through to the bottom line. During 2006, the scope of the IT offshoring programme was broadened to also include Global Markets and Group Functions developments. During the second half of 2006, we reduced the use of consultancy services. An offshoring centre was established in Poland in addition to our existing offshoring centres in India. The IT outsourcing initiatives are now fully in place and will enter a phase of fine-tuning. The Operations efficiency programme was delivered according to plan in 2006. The new structure has highlighted areas where we can work more efficiently and identified efficiency gains in every business, especially in the BUs North America, Europe and Netherlands.

5. Further improve the returns from Global Markets, Global Clients and the BU Europe
The BU Global Clients has grown overall revenues by 3% while making considerable progress in reducing risk-weighted assets (RWA), improving usage of economic capital and, as a consequence, developing a revenue stream that is less dependent on interest income. Commercial banking revenue is now approximately only a quarter of its revenue mix compared with a third in 2005. The leverage of Global Clients' expertise is directly evidenced by the substantial increase (approximately 70%) in mid-market Mergers & Acquisitions and Equity Capital Markets revenue booked in the regional BUs, and indirectly via the ongoing origination support that has helped to drive increased Global Markets primary market revenues. Although allocated product and infrastructure cost increased on the back of higher product revenues, weighing on profitability, we are comfortable that improvements in the efficiency ratios of Global Markets and Transaction Banking products, together with further capital efficiency, will allow the BU Global Clients to achieve its target of a 20% return on assigned risk capital in 2007.

During 2006, the BU Global Markets has built momentum across all lines of business, delivering an eight percentage-point improvement in the efficiency ratio for the year as a whole to 83% when adjusted for incidental items, well ahead of the five percentage-point target for 2006. All Global Market product groups have shown significant increases in operating income compared with 2005 - Equities in particular has continued to benefit from the realignment of the business during 2005 - and we have made participation choices in a number of products or locations that do not explicitly support the Group's chosen client base and/or do not meet our profitability targets. The continuous focus on productivity is reflected in management decisions at year end, which affected more than 200 FTEs.

In the regions, the combination of ABN AMRO's local client intimacy and our ability to leverage the global excellence of the Product BUs has borne fruit. In the BU Europe for example, former wholesale client revenues increased by a third compared with 2005 as our regional bankers focus more intensively on the mid-market client base. The regions have also been rapidly expanding our Financial Institutions business. This has proven so successful that we have rolled out a regional approach for all our Financial Institution clients.

6. Implement best-in-class compliance standards
Our obligations under the Cease and Desist Order – whereby ABN AMRO must take all relevant measures to improve oversight and compliance in its US branches and offices governed by US law – were a top priority. Effective 1 January 2006, the Group Compliance organisation was restructured in order to align it further with the bank’s new Business Unit structure. Including Country Executives in the management of compliance issues has strengthened the bank’s regulatory oversight and accountability. The new structure for compliance also places greater emphasis on global policy co-ordination, and on ensuring that policies are consistent across the bank’s various regions.

The global implementation of Compliance Risk Assessment remains a top priority for the bank. Compliance Risk Management will assist the bank's Business Units in identifying, assessing and managing their respective compliance risks. Our ‘Mindset’ programme has continued to raise awareness among employees and has strengthened the global compliance ethic throughout the bank. A key factor in this process is senior management’s role in setting the right tone at the top, as well as their support of training programmes throughout the bank.

The Client Acceptance and Anti-Money Laundering policy contains the philosophy and approach to our Know Your Client controls, with which we combat money laundering and terrorist financing. ABN AMRO aims to be at the forefront of anti-money laundering efforts around the world. Our highly-developed transaction monitoring system enables the bank to monitor and test transactions for their compliance with anti-money laundering legislation in more than 50 countries. The implementation of the global Anti-Money Laundering Oversight Committee has created a solid governance structure to steer ABN AMRO’s anti-money laundering agenda. A bank-wide review of our client base was conducted during 2006 resulting in all of our clients having been assessed for anti-money laundering purposes.

Our priorities for 2007

As mentioned earlier, 2007 will be a year of delivery. For us, delivery means earnings per share of at least EUR 2.30 (excluding disposals and restructuring charges), to be achieved mainly by improving the operating performance.

The improvement in operating performance will be achieved by continuing to grow revenues and by accelerating our efficiency efforts.

1. Growth

We see strong potential in our main growth areas, Brazil, Asia and Italy.

For 2007, we expect that Brazil will benefit from a continued benign economic environment. The banking sector is expected to benefit from this favourable environment, and, with our significant market position, we expect the BU Latin America to deliver further growth in 2007. Loan volume is expected to continue to grow at a robust rate, albeit at a slightly lower pace than in 2006.

In the BU Asia, we will continue to grow our consumer and commercial operations in selected markets, especially in India, China, Taiwan, Pakistan and the United Arab Emirates, underpinned by the successful Van Gogh Preferred Banking concept.

With Antonveneta now firmly integrated in the Group, we expect the commercial and consumer offering, as well as the Group's international network, to drive growth in Italy. At the same time, we are rolling out our successful private banking operations in Italy. As we indicated at the Investor Day on 11 December 2006, we expect EUR 500 mln in net profit for this year (including non-operational gains) from Antonveneta, a 21.1% increase compared with 2006.

2. Efficiency

As highlighted in our analysis of the 2006 Managing Board priorities, the Group’s efficiency ratio is too high and we need to further streamline our operations. A number of measures will be implemented with the highest priority in 2007. A top priority will be bringing the BU Europe to profitability in 2007 and meeting the Group’s 20% return on assigned risk capital target over time. When we released our first quarter results, we outlined our plans to bring this BU to profitability by, for example, addressing the infrastructure costs and improving productivity in Western Europe. After the half-year results we terminated the contracts of more than 500 contractors and consultants in London. In addition, the BU Europe will benefit from the Services savings as well as from the improvement in the efficiency ratios of Global Markets and Transaction Banking. The acceleration of the existing action plan mentioned below will also support further improvement in the BU Europe’s profitability. Turning around the BU Europe will require increasing its focus, evaluating its product offering as well as its presence in certain countries.

While continuing to grow our revenues in the BU North America, we realise we must continuously assess its cost base and efficiency in order to further improve its performance and competitiveness and bring its efficiency ratio more in line with its regional peers. We have therefore launched a process of ongoing efficiency initiatives. In this respect, the first step was the announcement at the end of the year that we will reduce our North American workforce by 900 FTEs, or approximately five percent. Approximately 25% of the reductions affect our North American retail operations, with the remainder broadly spread throughout the organisation. About three quarters of the reductions will have been effected by the end of the first quarter, with the balance expected by the end of the second quarter.

The BU Netherlands will invest further in improving service levels to its mid-market clients since 2006 has shown that improved client satisfaction leads to higher revenues. Increasing the added value of our services to our clients will entail some investments. The expense growth related to the execution of these improvements will be offset by the additional benefits from the Services initiatives, leading to an overall limited cost growth for the BU Netherlands in 2007.

All three BUs will benefit from the Services savings initiative, which is on track to deliver the targeted additional EUR 300 mln in net savings in 2007.

3. Acceleration of existing initiatives

Exit underperforming commercial client relationships.
In the Commercial Client Segment we strive to add value for our target clients by reducing the number of clients per account manager and by better leveraging our sector-specific knowledge. We will focus on those countries and products where we believe we have or can build a sustainable position in the context of the Group strategy. We will exit underperforming commercial client relationships, which are predominantly located outside our home markets. We expect this to lead to a reduction in RWA allocated to the Commercial Client Segment of at least EUR 10 bln by the end of 2007.

Further improve the efficiency ratio of Global Markets to 75%.
The BU Global Markets has ambitious targets for its efficiency ratio. After successfully reducing its efficiency ratio by eight percentage points in 2006, excluding incidental items, we now expect to further improve the ratio in 2007 to 75%. There is significant scope for further revenue uplift and efficiency ratio improvement through more effective leverage of the BU Global Markets with existing clients, particularly in the Group’s target consumer, commercial and financial institution ‘sweet spot’ customer segments. The Financial Institutions customer group was an important contributor to the improvement in performance during 2006 and will be a point of emphasis for 2007 and 2008, along with areas of established product strength like the Private Investor Product franchise and the growing client demand for structured products.

Increasing the return on assigned risk capital of the BU Global Clients to 20%
In the BU Global Clients, our focus will be on increasing the return on assigned risk capital to 20% in 2007 and beyond. Global Clients will continue to focus its business on sectors with relatively low capital intensity, like Financial Institutions, as well as increasing the delivery of industry expertise to our regional clients. This should result in a further increase in Mergers & Acquisitions (M&A) and Equity Capital Markets (ECM) revenues from these clients, as well as increased revenues from other products. Due to its strong dependence on products delivered by the BUs Global Markets and Transaction Banking, the BU Global Clients will benefit from the projected improvements of the efficiency ratios of these BUs in 2007. The increased focus on Financial Institutions, the reduction of low yielding RWA and the continued focus on capital management are expected to result in an improved performance over 2007. Global Clients’ RWA represented 8% of the Group’s RWA at year end, and we will manage this business on a return on assigned risk capital basis going forward.

Product innovation and acquired knowledge of the BU Global Clients that have resulted from working with sophisticated large corporate clients have increasingly been made available to the regional clients of the bank during 2006. This resulted, for instance, in a significant increase in M&A and ECM revenues generated from regional clients by deploying its own M&A and ECM resources to the regional BUs. In order to further drive close cooperation and synergies between the BU Global Clients and the regions, it has been decided to report the results of the BU Global Clients in the regional BUs as of 1 January 2007. ABN AMRO will continue to provide financial information on the BU Global Clients on a quarterly basis, which will make it possible to track progress against the previously communicated targets.

Improve productivity and efficiency in Group Functions
Based on a Group-wide benchmarking of the Functions, we believe there is a significant opportunity to improve productivity and cost efficiency while continuing to ensure an effective control framework at all times. As announced previously, this will affect more than 500 FTEs, mainly at head office. The headcount reduction of 500 FTEs will start in 2007. In the fourth quarter we took a restructuring charge of EUR 29 mln, which is part of a broader productivity and efficiency programme in Group Functions, for which the charge is EUR 45 mln across all Functions.

We will continue to divest non-core businesses within the BUs and thereby further improve the strategic focus of the Group. On 22 January 2007, we announced the sale of ABN AMRO Mortgage Group, Inc., in the United States, with closing of the transaction expected towards the end of the first quarter.

Improve strategic focus
We will continuously evaluate our capital position vis-à-vis our growth plans, in order to determine our capital needs. We aim to maintain a minimum core tier 1 ratio of 6% and a tier 1 ratio of 8% by the end of 2007. The decision to buy back shares in addition to the neutralisation of stock dividend is viewed as a capital allocation decision, evaluated by taking into account the actual and expected amounts of excess capital relative to our target capital ratios and the conclusions of regular reviews of capital deployment alternatives. We therefore announce a new share buy-back programme today of EUR 1 bln. The share buy-back programme will be completed latest by 30 June 2007. In line with our policy, we will also neutralise the 2006 final stock dividend as well as the 2007 interim stock dividend. We are confident that we will achieve a core tier 1 ratio of 6% and a tier 1 ratio of 8% by the end of 2007. This still leaves ample room for the funding of profitable organic growth opportunities.

The year 2007 will be a very important year for the Group. We have set ourselves an ambitious, yet realistic target and we are fully committed to delivering on this target. For the year 2007 we expect overall market conditions to remain good. For the first quarter we expect revenues to be slightly held back by what are traditionally the weakest quarters of the year for the BU Global Clients, the BU Latin America and Antonveneta. Nevertheless, we are confident that 2007 will indeed be a year of delivery.

Sincerely,

Rijkman Groenink

Full year 2006 overview

Please note that the figures included in the press release have not been subject to audit.

Please also note that the results of the divested Bouwfonds business and the ABN AMRO Mortgage Group being divested are presented as ‘discontinued operations’.

Operating income

The Group’s operating income increased by 19.6% on the back of increases across all regions, the EUR 208 mln gain on the sale of K&H Bank, booked in the second quarter, a EUR 229 mln gross gain (EUR 190 mln net) on the sale of the Futures business booked in the third quarter, and the EUR 110 mln (EUR 75 mln net) Talman judgment booked in the fourth quarter. Antonveneta contributed EUR 2,071 mln in revenues. This figure includes the negative effect of EUR 111 mln due to the impact of purchase accounting. It should be noted that, in 2005, the Group’s results benefited from gains on the sale of the Bishopsgate office in London, the disposals of Nachenius Tjeenk & Co, and Real Seguros, as well as a balance sheet adjustment. Excluding the impact of the consolidation of Antonveneta and the gains on the disposals in 2005 and 2006 as mentioned above, operating income increased by 6.8% (+6.4% at constant exchange rates). The Group’s main growth engines, the BUs Latin America and Asia, were important drivers of this increase, underpinned by a strong performance in the BU Global Markets. This broad-based regional client revenue growth is the result of a consistent focus on our strong local relationships across the various regions, combined with our ability to offer a wide and competitive product suite to our mid-market clients.

Operating expenses

Operating expenses rose by 21.9% mainly due to the consolidation of Antonveneta, which added EUR 1,310 mln in expenses (including EUR 179 mln in amortisation costs of intangible assets under IFRS purchase accounting). Excluding the consolidation impact of Antonveneta, the Services restructuring charge of EUR 84 mln (net of releases) in the second quarter, and the EUR 123 mln of restructuring charges in the fourth quarter, operating expenses were up by 8.0% (+7.6% at constant exchange rates).

Operating result

The 14.5% improvement in the operating result was due to an improved performance across all the regional Client BUs, driven by solid organic revenue growth. Excluding the consolidation impact of Antonveneta, the gains on disposals in 2005 and 2006 mentioned above, as well as the restructuring charges mentioned above, the operating result was up 4.1%.

Loan impairments

Provisions totalled EUR 1,855 mln, of which EUR 1,154 mln were in the consumer portfolio and EUR 701 mln in the commercial portfolio. The substantially higher level of provisioning was due to increases in the consumer loan portfolios in the BUs Latin America and Asia, increased delinquencies in Brazil and Taiwan, as well as the inclusion of Antonveneta, which added EUR 382 mln of provisions.

Profit for the period

The Group’s profit for the period benefited from a lower effective tax rate of 17.1%, and increased to EUR 4,780 mln, up 7.6% compared with 2005. Excluding the consolidation of Antonveneta, the gains on disposals in 2005 and 2006 mentioned above, the restructuring charges in the second and fourth quarter, the Futures provisioning in the third quarter, and excluding the results from discontinued operations, the increase was 7.9%.

Risk-weighted assets

Excluding the consolidation of Antonveneta, risk-weighted assets went down by EUR 17.3 bln, due to securitisations and loan sales as part of our active capital management. The consolidation of Antonveneta added EUR 40.1 bln of RWA, resulting in a year-end total of EUR 280.7 bln.

BU performance
(2006 versus 2005)

BU Netherlands

Excluding the EUR 201 mln year-on-year difference in net mortgage prepayment penalties, operating income increased by 4.8% to EUR 4,626 mln. The consumer and commercial clients business grew revenues on the back of higher net interest income, driven by the liability side and underpinned by a strong improvement in client satisfaction levels and an improved product offering for the mid-market consumer client base. Expenses fell by 5.0% mainly due to lower staff costs. The operating result rose by 13.0% and the efficiency ratio improved by 3.7 percentage points to 67.2%. Provisions increased by EUR 74 mln to EUR 359 mln, or 51 basis points of average RWA, mainly due to higher provisioning for the consumer credit portfolio and the small and medium-sized enterprises (SME) portfolio. The increase in provisioning was related to the overall loan growth and a shift in business mix from mortgages to consumer and SME credits, which is fully in line with the BU NL’s strategy. Profit for the period increased 54.2% to EUR 1,349 mln, which includes the results from discontinued operations (Bouwfonds).

BU Europe (excluding
Antonveneta)

Total operating income increased by 20.8%, predominantly on the back of significantly higher Global Markets revenues driven by an increase in client revenues. Total operating expenses increased by 18.6%, but excluding the restructuring charges of EUR 50 mln, the rise was 14.5%. This was mainly due to higher bonus accruals on the back of higher Global Markets revenues, and an increase in costs for Sarbanes-Oxley and compliance. Excluding the restructuring charges and the gain on the sale of Bishopsgate in 2005, the BU Europe had positive scissors of 11.2% leading to a EUR 99 mln improvement in operating result to a loss of EUR 42 mln and an efficiency ratio improvement of 10.1 percentage points to 103.1%. On the same basis, the result for the period improved EUR 31 mln to a loss of EUR 111 mln.

Antonveneta	As we only took control of Antonveneta in the first quarter of 2006, no year-on-year comparison has been made.

BU North America (at
constant FX rates)

Total operating income increased by 9.4% on the back of an improved contribution from all business lines despite challenges from the yield curve, which was flat or inverted for most of the year. The revenues of the commercial banking franchise increased by 12.5%, driven by significantly higher non-interest income. The operating income of the retail banking business increased 1.4% on higher commission income and modest growth in net interest income. The sale of ABN AMRO Mortgage Group, Inc. was announced after the end of the year. Closing of this transaction is expected towards the end of the first quarter of 2007. Results of the business being divested are reported as discontinued operations and as a consequence the mortgage results have been excluded in the comparison. Total operating expenses increased by 9.3% mainly due to the EUR 52 mln restructuring charge related to the enhanced strategic direction initiative of the BU NA announced on 28 December 2006 and the EUR 12 mln restructuring charge booked in the second quarter for the additional Services initiative announced with the first quarter results. Excluding these items, expenses increased by 6.5%. The operating result increased by 9.5% and the efficiency ratio increased by 0.3 percentage points to 65.6%. Provisions increased by EUR 124 mln from a net release of EUR 86 mln to a net charge of EUR 38 mln, or 5 basis points of average RWA, mainly as a result of lower recoveries and releases. The effective tax rate declined from 20.9% to 13.3% due to significant tax releases in the second and third quarters. Profit for the period increased by 13.6% to EUR 1,188 mln.

BU Latin America (at
constant FX rates)

Total operating income increased by 13.5%, driven by an improved contribution from all business lines. Excluding the gain on the disposal of Real Seguros in 2005, total operating income increased by 22.7% due to continued strong growth of the Brazil credit portfolio and a further improvement in fee revenues. The contribution from Brazil to total operating income of the BU Latin America was unchanged at 95%. The Brazilian retail banking business contributed 69.0% to total operating income from Brazil and grew by 19.7%, fuelled by a 31.8% increase in the retail loan portfolio at slightly lower net interest margins. Total operating expenses increased by 12.5%, partly reflecting higher investments related to Group Services IT outsourcing projects, the impact of the successive new collective labour agreements (CLA) that came into effect in September 2005 and September 2006 respectively, an increase in performance-related bonuses, and the EUR 12 mln restructuring charge for the new Services initiative booked in the second quarter. Excluding the gain on the sale of Real Seguros and the restructuring charge, the operating result increased by 43.0% and the efficiency ratio improved by 6.2 percentage points to 59.0%. Provisions increased to 379 basis points of RWA, reflecting an increase in delinquencies in Brazil mainly in the first half of the year as a result of the strong increase in credit availability in Brazil as of 2005. The BU LA’s risk management expertise and discipline have kept delinquencies in ABN AMRO’s credit portfolio consistently below the market average. The effective tax rate declined by 11.9 percentage points to 18.7% as a result of tax credits related to the acquisition of Banca Intesa’s minority holding in Banco ABN AMRO Real in two steps in the second and the third quarters. Excluding the gain on the sale of Real Seguros and the restructuring charge, profit for the period increased by 54.1% to EUR 656 mln.

BU Asia

Total operating income increased by 22.8% to EUR 1,519 mln, mainly driven by strong client growth in consumer banking and higher income from clients in the commercial segment. The strongest performing regions from a consumer banking perspective were India, Greater China, UAE and Indonesia. India and China are two of our key franchises in Asia and a major focus of our growth efforts. The strong growth in the commercial segment was mainly driven by revenue growth in Hong Kong, UAE, Pakistan and China. Total operating expenses increased by 19.1% to EUR 1,089 mln, which is mainly a reflection of staff hires, continued investments in the expansion of the branch network in support of our VGPB growth ambitions, and continued growth in the consumer credit card business. The contribution from Saudi Hollandi Bank was EUR 9 mln lower at EUR 62 mln as the improved operating result was more than offset by our share of the EUR 21 mln one-off provisioning. The operating result improved by 33.1 % to EUR 430 mln and the efficiency ratio improved 2.2 percentage points to 71.7%. Provisioning increased by EUR 191 mln to EUR 218 mln, mainly reflecting higher provisioning for credit card receivables in Taiwan. The situation in Taiwan has significantly impacted the BU Asia but ABN AMRO’s losses have been consistently among the lowest of the major credit card issuers. Profit for the period decreased by EUR 95 mln to EUR 111 mln.

BU Global Clients

Total operating income increased by 2.6% to EUR 2,408 mln. Excluding the fair market value adjustments of Korean Exchange Bank (KEB), total operating income increased 6.2%. Further focus on fee-driven products led to a change in the product mix with strong growth in primary and secondary capital markets products. This offset a decline in net interest income. The resulting income stream is of a higher quality and less dependent on capital commitment. Total operating expenses increased by 21.5%. Excluding the restructuring charge, total operating expenses increased 20.4%. This increase was mainly due to a shift in the product mix, which led to an increase in allocated infrastructure and product costs. The operating result decreased by 54.7%. Excluding the KEB fair-market value adjustments and the restructuring charge, the operating result decreased by 42.5% on the back of higher costs for balance sheet management and higher allocated infrastructure and product costs. Staff costs (excluding non-performance related costs) were down. Profit for the period declined by

45.0% to EUR 304 mln. Excluding the KEB fair-market value adjustment and the restructuring charge, profit for the period was down 31.6% to EUR 331 mln. RWA decreased by EUR 1.0 bln, reflecting the active management of allocated capital.

BU Private Clients

Total operating income increased by 7.1% to EUR 1,389 mln. This was driven by increases across all regions with the Netherlands, France and Germany being the main drivers. Net interest income grew by 2.8% to EUR 544 mln on the back of higher volumes in client deposits. The non-interest income increase was driven by net commissions, which grew by 14.4% to EUR 700 mln, reflecting client appetite for equity products and Private Investor Products. Total operating expenses increased by 4.5% to EUR 956 mln. Excluding restructuring charges and releases (EUR 43 mln in 2005 and EUR -27 mln in 2006), operating expenses increased by 12.7% as a consequence of the merger of Banque Neuflize and Banque OBC, higher VAT in France following a change in legislation, higher expenses in Asia and Latin America to fund future growth, and higher compliance costs. The operating result increased by 13.4% to EUR 433 mln. Provisions increased by EUR 24 mln to EUR 40 mln, mainly due to higher provisioning in the Diamonds business. Profit for the period decreased by 2.5% to EUR 272 mln.

BU Asset Management

Total operating income went up by 16.3% to EUR 828 mln. This improvement reflects the significant increase in net new money, which increased by EUR 14.9 bln. Total operating expenses increased by 5.4% to EUR 528 mln with reduced costs due to the sale of the trust business more than offset by higher expense levels due to higher bonus accruals and the inclusion of International Asset Management (IAM). Operating profit before tax increased by 42.2% to EUR 300 mln. The efficiency ratio improved by 6.6 percentage points to 63.8%. Profit for the period increased by 37.4% to EUR 235 mln, including the EUR 38 mln gain on the sale of the domestic asset management activities in Taiwan.

BU Private Equity

Total operating income increased by 26.0% to EUR 480 mln, mainly due to substantially higher unrealised fair market value returns from unconsolidated investments, and lower interest expenses offset by lower returns from quoted investments. Total operating expenses declined by 28.7% from EUR 129 mln to EUR 92 mln. This was mainly caused by lower overhead charges and lower goodwill impairments. Profit for the period increased by 55.5% from EUR 263 mln to EUR 409 mln.

For a more detailed analysis of the Group’s results and individual BU results, refer to pages 14 to 48 of this press release.

Consumer Segment

The Consumer Client Segment’s management agenda, which was outlined in early 2006, is focused on delivering growth for the consumer business. Recognising that consumer banking is a multi-local business, the Consumer Client Segment is aiming to leverage the benefits of being ‘one bank’ by replicating successes, driving synergies, and identifying global consumer initiatives. The ambition for growth is the guiding principle that underlies all initiatives. Over the course of the year, we have replicated several successful concepts from one market to another as we continue to focus on growing our mass affluent client base, the consumer ‘sweet spot’. We serve our sweet spot clients through Preferred Banking models that have been adapted to meet the needs of the local markets. For example, in the BU NA, LaSalle Preferred Services was launched in early 2006 to serve mass affluent clients in the US. Eight offices were opened last year in Illinois and Michigan. As part of the integration of Antonveneta, the Preferred Banking concept was also introduced in Italy. Four pilot branches have opened Preferred Banking lounges and several more are planned to open in the first quarter of 2007.

The Consumer Client Segment continues to focus on the Young Professional concept which is proving to be a successful feeder of clients into our sweet spot segment. ABN AMRO’s Young Professionals concept was exported from the Netherlands to the BU Latin America at the end of 2006 after a successful pilot. The BU Asia is also launching a pilot to evaluate the incorporation of local characteristics to the concept.

Recognising that client engagement is a key to our future growth, we have implemented a segment-wide programme that will allow us to consistently track and measure client engagement in all our consumer markets. This standardised approach will enable us to step up the transfer of best practices.

The talent of our people is one of our most important assets and is another key ingredient for growing our consumer banking business. At the end of 2006, a talent exchange programme was established that facilitates deployment of talent where it is needed most and helps our employees to broaden their international and cross-cultural experience as well as their knowledge of consumer banking. In 2006 we continued executing ‘deep dives’, which focus on bringing skilled talent together to challenge local business plans. One of the deep dives included our credit card business. As a result, best practices from various areas have been shared to further improve local credit card operations.

Commercial Segment

The Commercial Client Segment was established in January 2006 to change the way in which the bank engages with its commercial clients and to offer a network proposition via a coordinated and consistent delivery approach. Our initiative to increase cross-border business by servicing the needs of our clients in multiple locations has evolved significantly over the last twelve months. Network Desks have been established to provide a dedicated country and regional structure to service our clients’ needs throughout our Network in a uniform fashion. The Network Desks have proven to be successful, not only as a vehicle for our Relationship Managers to facilitate cross-geography introductions more effectively, but also as a catalyst for the sharing of best practices, driving operational efficiencies and leveraging local knowledge to afford a more targeted offering to our clients.

Multiple initiatives identified within Global Markets are beginning to bear fruit as we increase the development and sale of products to our targeted client base and expand our target markets in key product areas. The roll-out of the Regional Treasury Desk Project, which enables FX and derivatives Sales to our SME client base, continues with a sustained focus on Antonveneta and India, and with Brazil targeted for the second quarter of 2007. In terms of our growth plans we have moved, as promised, to better coordinate our Financial Institutions (FI) Sector offering, recognising that much of what determines a successful relationship with these clients comes from ensuring the immediacy of a targeted and innovative product set. Both Global Markets and Transaction Banking continue to leverage and target selected sub-segments of this business. Similarly, within the corporate space, an e-banking initiative is underway, which will offer a bundled product package to selected new and existing mid-market clients via an electronic platform. Focus too is being given to family-owned businesses and SMEs in terms of offering both optimal servicing and a more efficient product delivery channel that links effectively with our Private Client offering.

The year 2007 will see us continue with both existing business development and innovative new opportunities as we fully execute the agenda we developed in 2006. We will ensure that our Italian business is able to capture the full benefit of product and network leverage in its commercial operations. Through successful execution of these initiatives the Commercial Client Segment will deliver a positive and sustainable contribution to the ROE target for the bank in 2007.

2005 – 2008 targets

ABN AMRO’s performance against its targets shows:

•   A return on equity (ROE) for 2006 of 20.7% compared with the target of an average ROE for the period 2005 – 2008 of at least 20%. The average ROE for the full year 2005 was 23.5%. The decline was due to the consolidation of Antonveneta in 2006. We are on track to meeting our commitment of reaching our average ROE target by the end of 2008.

•  A number 15 TRS (total return to shareholders) position in our self-selected peer group of 21 banks in the cycle 2005-2008. It is our ambition to be in the top five by 31 December 2008.

Full year 2006 analysis

ABN AMRO Group

(in millions of euros)	year				quarterly

	2006	2005	% change	% change [2]	Q4 2006	Q3 2006	% change	% change [2]	Q4 2005	% change	% change [2]

Net interest income	10,917	9,065	20.4	19.6	2,743	2,647	3.6	4.8	2,271	20.8	25.2
Net commissions	6,062	4,691	29.2	29.6	1,566	1,571	(0.3)	0.6	1,270	23.3	27.8
Net trading income	2,982	2,619	13.9	13.9	791	681	16.2	16.0	890	(11.1)	(10.3)
Results from fin. transactions	1,072	1,246	(14.0)	(17.5)	323	364	(11.3)	(14.9)	253	27.7	21.6
Results from equity holdings	243	263	(7.6)	(9.8)	74	45	64.4	66.0	44	68.2	73.2
Other operating income	1,382	1,062	30.1	32.5	396	437	(9.4)	(7.9)	272	45.6	58.1

Total operating income	22,658	18,946	19.6	19.1	5,893	5,745	2.6	3.3	5,000	17.9	21.6
Total operating expenses	15,774	12,935	21.9	21.6	4,156	3,932	5.7	6.6	3,363	23.6	27.6

Operating result	6,884	6,011	14.5	13.9	1,737	1,813	(4.2)	(3.9)	1,637	6.1	9.3
Loan impairment	1,855	635	192.1	185.4	509	587	(13.3)	(12.8)	281	81.1	85.0

Operating profit before tax	5,029	5,376	(6.5)	(6.4)	1,228	1,226	0.2	0.3	1,356	(9.4)	(6.4)
Income tax expense	858	1,120	(23.4)	(25.3)	245	165	48.5	42.9	82	198.8	181.7

Net operating profit	4,171	4,256	(2.0)	(1.4)	983	1,061	(7.4)	(6.3)	1,274	(22.8)	(18.5)
Discontinued operations (net)	609	187			403	81			47

Profit for the period	4,780	4,443	7.6	8.2	1,386	1,142	21.4	22.4	1,321	4.9	9.4

Net profit attributable to shareholders	4,715	4,382	7.6	8.3	1,359	1,137	19.5	20.6	1,296	4.9	9.3
Earnings per share (euros)	2.50	2.43	2.9		0.72	0.60	20.0		0.70	2.9
Efficiency ratio	69.6%	68.3%			70.5%	68.4%			67.3%

1) all figures exclude the consolidation effect of controlled non-financial investments (see annex 2)
2) % change at constant foreign exchange rates (see annex 2)

	31 Dec 06	31 Dec 05	% change			30 Sep 06	% change

Staff (fte)	107,274	92,971	15.4			107,246	0.0
(in billions of euros)
Total assets	987.1	880.8	12.1			999.0	(1.2)
Group capital	45.1	43.2	4.4			46.2	(2.4)
Risk-weighted assets	280.7	257.9	8.8			302.3	(7.1)

Core tier 1 ratio	6.18%	8.47%				5.87%
BIS tier 1 ratio	8.45%	10.62%				8.04%
BIS capital ratio	11.14%	13.14%				10.85%

Figures are excluding consolidation effect of controlled non-financial investments, also referred to as private equity investments

All figures are stated excluding the consolidation effect of controlled non-financial investments. The consolidation effect is the impact per line item of these investments, which are consolidated under IFRS. We believe that combining the temporary holdings in private equity investments active in different types of business other than our financial business does not provide a meaningful basis for discussion of our financial condition and results of operation. We refer to Annex 2 for a further discussion of the use of these non-GAAP financial measures. We have presented in Annex 2, and investors are encouraged to review, reconciliations of the figures excluding the consolidation of private equity investments and including the consolidation effects of our controlled private equity holdings.

Figures at constant foreign exchange rates

In addition to the actual growth measures, we have explained variances in terms of ‘constant foreign exchange rates’ or ’local currency’. These variances exclude the effect of currency translation difference. We refer to Annex 2 for a further discussion of the use of these non-GAAP financial measures.

Comparative figures

The comparative figures for 2005 on the basis of our new organisation structure were presented in our press release of 7 April 2006. Some of the figures presented in this press release do not exactly match those in the press release of 7 April 2006 due to rounding differences.

Revised interim financial statements

This press release includes a set of interim financial statements as required under IFRS. These statements have been included as Annex 3 to this press release and include a consolidated income statement, consolidated balance sheet, a consolidated statement of changes in equity and a consolidated cash flow statement as well as the relevant accompanying notes to these statements.

Financial summary

Full year 2006 compared with full year 2005

The former Wholesale Clients (WCS) organisation has been unbundled under the new reporting structure into the regional BUs and the BU Global Clients. The former WCS organisation reported on a global basis rather than the current regional BU basis. As a result, the reconstruction of the 2005 financial information was made on the basis of agreed upon attribution methods and allocation keys for operating income and operating expenses. It should be noted that there is volatility in the 2005 quarterly operating income line items. For local reporting, parts of former WCS operating income were transferred between the local entities of former WCS in subsequent quarters. As a result, the comparability of the quarterly profit and loss statement lines throughout 2005 and that of 2006 with 2005 is hampered. We have therefore refrained from comparing and analysing the various profit and loss income lines at Group level as well as in the individual BUs.

Please note that the results of the divested Bouwfonds business and the ABN AMRO Mortgage Group being divested are presented as ‘discontinued operations’ in 2005 and 2006.

Operating income

The Group’s operating income increased by 19.6% on the back of increases across all regions, as well as the EUR 208 mln gain (EUR 194 mln net) on the sale of K&H Bank, booked in the second quarter, a EUR 229 mln gain (EUR 190 mln net) on the sale of the Futures business, booked in the third quarter, the EUR 38 mln gain on the sale of the domestic Asset Management activities in Taiwan (EUR 38 mln net), and the EUR 110 mln (EUR 75 mln net) Talman judgment booked in the BU North America in the fourth quarter. Antonveneta contributed EUR 2,071 mln in revenues. This figure includes the negative effect of EUR 111 mln relating to the amortisation of the fair-value adjustments of principally financial assets and liabilities under IFRS purchase accounting. It should be noted that in 2005, the Group’s results benefited from gains on the sale of the Bishopsgate office in London, Nachenius Tjeenk & Co, Real Seguros, as well as a balance sheet adjustment. Excluding the impact of the consolidation of Antonveneta and the gains on the disposals in 2005 and 2006 mentioned above, operating income increased by 6.8% (+6.4% at constant exchange rates). The Group’s main growth engines, the BUs Latin America and Asia, as well as the BU Europe, were the most important drivers behind this increase, underpinned by a strong performance in the BU Global Markets. Revenues in the BU Latin America increased by EUR 675 mln due to continued growth in the retail and consumer finance loan portfolios. The BU Asia grew revenues by EUR 282 mln as its Preferred Banking activities and credit card business continued to expand, especially in India and Greater China. Revenues in the BU Europe (excluding Antonveneta) increased by EUR 231 mln as a result of higher Global Markets revenues. This broad-based regional client revenue growth is the result of a consistent focus on our strong local relationships across the various regions in combination with our ability to offer a wide and competitive product suite to our mid-market clients.

Operating expenses

Operating expenses rose by 21.9% due to the consolidation of Antonveneta, which added EUR 1,310 mln in expenses (including EUR 179 mln in amortisation costs of intangible assets under IFRS purchase accounting). Excluding the consolidation impact of Antonveneta, the Services restructuring charge of EUR 84 mln (net of releases) in the second quarter, and the gross restructuring charges of EUR 123 mln in the fourth quarter, operating expenses were up by 8.0% (+7.6% at constant exchange rates). Cost increases in growth markets Latin America and Asia included branch openings and marketing campaigns. Expenses in the BU Latin America were also impacted by a stronger Brazilian real and the collective labour agreements that came into effect in September 2005 and September 2006. The BU Netherlands continued to reap the benefits of strict cost control measures, resulting in a reduction of EUR 164 mln in expenses, mainly due to lower staff costs.

Operating result

The 14.5% improvement in the operating result was due to an improved performance across all the regional Client BUs, driven by solid organic revenue growth. Excluding the consolidation impact of Antonveneta, the various gains on disposals in 2005 and 2006 as mentioned above, as well as the restructuring charges, the operating result was up 4.1%.

Loan impairments

Total Group provisions were EUR 1,855 mln, of which EUR 1,154 mln were in the consumer portfolio and EUR 701 mln in the commercial portfolio. The provisioning level was substantially higher as provisioning for consumer loan portfolios in the BUs Latin America and Asia went up while the consolidation of Antonveneta added EUR 382 mln in provisions. The increase in provisions in the BU Latin America was due to the increase in absolute consumer loan volumes and as a result of increased delinquencies. Provisions in the BU Asia increased, mainly reflecting higher provisioning for the credit card receivables in Taiwan as the banking industry was significantly impacted by the increase in credit card defaults. For 2007 we expect a moderate increase in provisions, with consumer provisions set to grow in line with the growth of the consumer portfolios in Brazil, the Netherlands and Asia. Commercial provisions are expected to grow as releases and recoveries will decline further, and the speed of growth will depend on the macro-economic developments for which we have relatively benign expectations.

Taxes

The effective tax rate for 2006 was 17.1% versus 20.8% in 2005. Included in 2006 are tax credits, tax charges due to changes in the law and tax-exempt gains which exceeded 2005 levels, as well as changes in tax rates. In 2007, the corporate tax rate in the Netherlands will be reduced to 25.5%. The tax credits reflect the anticipation of a lower corporate tax rate in the Netherlands as well as the finalisation of prior year tax returns with tax authorities.

Profit for the period

The Group’s profit for the period increased to EUR 4,780 mln, up 7.6% compared with 2005. Excluding the consolidation impact of Antonveneta, the gains on disposals in 2005 and 2006 mentioned above, the Futures provision, the restructuring charge and the discontinued operations (Bouwfonds and US mortgages), the increase was 7.9%.

Net profit attributable to
ABN AMRO shareholders	Net profit attributable to shareholders was EUR 4,715 mln. Minority interest went up by EUR 4 mln to EUR 65 mln.

Capital ratios

In the first half of 2006, we completed a EUR 600 mln share buy-back programme via the repurchase of 25.4 mln shares. With the half-year results, we announced a further EUR 750 mln share buy-back programme and the neutralisation of the interim stock dividend for 2006, both of which were completed before 31 December 2006. In the second half of the year, we also purchased 7.7 mln shares for staff options. In total, in 2006, we repurchased 95.9 mln shares with a value of EUR 2.2 bln. While the pre-funding for the Antonveneta acquisition supported our capital ratios in 2005, our capital ratios decreased significantly in 2006 as we consolidated Antonveneta. The tier 1 ratio at 31 December 2006 was 8.45%, 217 basis points lower than at 31 December 2005. The core tier 1 ratio was 6.18%, a decline of 229 basis points. The total BIS ratio stood at 11.14%, a decrease of 200 basis points.

Fourth quarter 2006 compared with third quarter 2006

Operating income

Total operating income grew by EUR 148 mln, due to higher revenues in all BUs except for the BU Europe, where revenues declined in line with the indication given with the third quarter results. Excluding the EUR 229 mln gain (EUR 190 mln net) on the sale of the Futures business in the previous quarter, the EUR 38 mln gain on the sale of the domestic Asset Management activities in Taiwan (EUR 38 mln net) and the EUR 110 mln (EUR 75 mln net) Talman judgment booked in the fourth quarter, operating income for the quarter increased by 4.2%. Revenue growth in the BU NL, the BU Global Clients and the BU Asia were the main drivers of growth. The BU NL grew its revenues by 10.1% to EUR 1,199 mln, driven by an increase in Global Markets revenues on the back of an improved trading environment in the fourth quarter. The consumer and commercial clients business also showed a slight increase thanks to a rise in net interest income and commission income. The BU Global Clients increased its revenues by 17.8% on the back of a number of large client deals. The BU Asia improved its operating income by 22.7% mainly from higher Global Markets revenues. The revenues of the BU Europe went down by 32.7% as revenues from Global Markets booked in the BU Europe were lower in comparison with a very strong third quarter, which benefited from several large transactions, as well as due to a decrease in trading revenues.

Operating expenses

Total operating expenses were EUR 224 mln higher. Excluding gross restructuring charges of EUR 123 mln in the fourth quarter, expenses rose EUR 101 mln or 2.6%. Besides the EUR 38 mln integration and rebranding costs for Antonveneta, the increase in costs was mainly driven by an increase in the BU Global Clients, whose operating expenses were up 25.2% due to higher allocated product and infrastructure costs. The fourth quarter of 2006 showed the first signs of the positive impact of the cost measures taken after the first half results. Cost growth in the second half of 2006 (versus second half of 2005) was 4.5% compared with cost growth of 11.8% in the first half of 2006 (versus first half of 2005).

Operating result

The operating result was down 4.2% on a reported basis. Adjusted for the gain on the sale of the Futures business in the previous quarter and the Talman judgment and restructuring charge in the fourth quarter, the operating result showed an 8.1% increase due to solid revenue growth in most regions partly offset by the lower operating result in the BU Europe. On the same basis, the efficiency ratio improved 1.1 percentage points to 70.2% as a result of the additional cost measures taken and the realised Services savings.

Loan impairments	The provisioning level for the Group declined on the back of lower headline provisioning levels at Antonveneta as well as lower absolute levels in the BU Latin America and the BU Private Clients.

Taxes	The effective tax rate was 20.0% compared with 13.5% in the previous quarter.

Profit for the period

The profit for the period was up by 21.4%. Adjusted for the gain on the sale of the Futures business and the Futures provision in the third quarter, as well as the results from discontinued operations (Bouwfonds, US mortgages), the sale of AM Taiwan, the Talman judgment and the gross restructuring charges, the profit for the period was up by 2.3%.

Return on equity	Return on equity for the fourth quarter was 23.3%.

Risk-weighted assets

As at 31 December 2006, the Group’s risk-weighted assets (RWA) decreased by EUR 21.6 bln to EUR 280.7 bln as RWA relief programmes, with an additional relief of EUR 32.0 bln, more than offset the RWA growth in the regions.

Recent developments

On 23 January 2007, the Managing Board decided it will withdraw the listing of ordinary ABN AMRO shares from Eurolist by Euronext Brussels and from Eurolist by Euronext Paris. The shares will no longer be quoted on Euronext Brussels and Euronext Paris. The exact moment when this will happen depends on the delisting procedures of both Euronext Brussels and Euronext Paris. The ordinary shares will continue to be listed on Eurolist by Euronext Amsterdam and on the New York Stock Exchange.

On 22 January 2007, ABN AMRO announced the sale of ABN AMRO Mortgage Group, Inc., our US-based residential mortgage broker origination platform and residential mortgage servicing business, to Citigroup. The decision to exit the wholesale mortgage business is part of the Group’s strategy to streamline its activities and to align them around its mid-market commercial and consumer clients.

LaSalle Bank Corporation, AAMG’s corporate parent, will continue to serve consumer clients with residential mortgages and home equity loans through its retail branch network. Closing of this transaction is expected towards the end of the first quarter 2007, and results of the business being divested are reported as discontinued operations. The BU NA remains a significant contributor to the Group’s revenues and its business is largely focused on ABN AMRO’s strategically core mid-market client segment.

On 18 January 2007, Norman R. Bobins, President and Chief Executive Officer (CEO) of Chicago-based LaSalle Bank Corporation and head of the BU NA, announced his plans to retire by year-end after a 40-year career as one of Chicago’s top bankers and corporate leaders. At the 17 January 2007 LaSalle Bank board meeting, Mr Bobins, 64, had informed the board of directors of this decision. Bobins’ responsibilities will be separated into two positions: one as President and CEO of Chicago-based LaSalle Bank and President of Michigan-based LaSalle Bank Midwest, and the other as head of the BU NA and CEO of LaSalle Bank Corporation, the US holding company for the banks. Larry D. Richman, 54, will assume the role of President and CEO of LaSalle Bank and LaSalle Bank Midwest as of 1 March 2007 and will lead LaSalle’s consumer and commercial businesses. He will also become a member of LaSalle’s board of directors. ABN AMRO will also begin a search for the new head of the BU NA.

On 3 January 2007, Antonveneta announced that on 29 December 2006, it sold part of its non-performing loan (NPL) portfolio to GE Commercial Finance Services Italy (GE) and Pirelli RE (Pirelli). GE will hold the majority in the transaction, with Pirelli holding a 35% stake. The portfolio consists of mixed commercial loans with an approximate gross book value of EUR 1 bln, secured by Italian real estate assets. An exclusive mandate has been signed with GE and Pirelli for negotiations on the sale of an additional portion of non-performing loans, of which approximately EUR 3 bln refers to NPLs and approximately EUR 2 bln refers to a securitised NPL portfolio. This deal is expected to close in the first half of 2007.

On 28 December 2006, ABN AMRO announced that it would reduce its North American workforce by 5% (approximately 900 FTEs) in 2007. The staff reductions within the BU North America affect LaSalle Bank Corporation and its subsidiaries and ABN AMRO's global businesses operating in the US. ABN AMRO announced in its third-quarter results release that it is taking steps to lower expenses and improve the operational performance of businesses in mature markets such as the US. The North American staff reductions coincide with this effort.

On 22 December 2006, ABN AMRO announced that it completed its share buy-back programme as announced with the publication of its first half results on 31 July 2006. A total of 70.5 mln shares were purchased at an average price of EUR 22.74, bringing the total value to EUR 1.6 bln. As part of its capital management policy, ABN AMRO had repurchased EUR 750 mln of its own shares. In addition, 30.5 mln shares were repurchased in conjunction with the neutralisation of the interim stock dividend for 2006. ABN AMRO also purchased 7.7 mln shares for staff options. In the first half of 2006, ABN AMRO had bought back shares worth EUR 600 mln. This brings the total number of shares repurchased for the year to 95.9 mln with a value of EUR 2.2 bln.

On 11 December 2006, ABN AMRO held an Investor Day in Padua, Italy, where it provided an update on the integration of Antonveneta and plans for the further development of the bank in Italy. In addition, ABN AMRO Chief Financial Officer Hugh Scott-Barrett gave a presentation on the Group's capital management. ABN AMRO announced that the integration is running as planned. ABN AMRO said it expects to generate EUR 178 mln in cost synergies from 2008, compared with the initial forecast of EUR 160 mln. In addition, ABN AMRO and Antonveneta said they expect to generate EUR 250 mln a year in revenue synergies from 2008 compared with the previous forecast of EUR 100 mln. Restructuring costs related to the acquisition will be EUR 139 mln, lower than the initially estimated EUR 200 mln. In 2007, net profit for Antonveneta is expected to be around EUR 500 mln including one-off items. From 2007 onwards, ABN AMRO and

Antonveneta will look to transform Antonveneta’s consumer division by implementing a differentiated service level aimed at increasing the contribution of its affluent and mid-market Italian clients. The consumer division is expected to generate revenues in 2008 of EUR 1,416 mln. In the commercial division, we plan to strengthen our position further and outpace the already attractive growth rate of this market. We expect to increase our revenues in the commercial division to EUR 1,105 mln in 2008 from EUR 687 mln in 2005. Antonveneta aims to build a leading private bank, leveraging ABN AMRO's expertise, and to become one of the most recommended banks in Italy. Private banking assets are expected to reach EUR 15.0 bln in five years and revenues are expected to reach EUR 54 mln in 2008.

On 11 December 2006, ABN AMRO reiterated it expected to reach a core tier 1 ratio target of 6% in 2006 and a tier 1 ratio target of 8% by the end of 2006. These targets will remain in place for 2007. The medium-term target ratio of 6.5% for core tier 1 and tier 1 of 8.5% remain unchanged.

During 2006, ABN AMRO conducted a number of asset securitisation transactions that have facilitated the management of its balance sheet and risk-weighted assets. This commitment to capital management resulted in a return of capital to shareholders. ABN AMRO also announced that in line with market conditions it lowered its cost of capital to 9.5% from 10.5%.

On 11 December 2006, ABN AMRO and Dutch healthcare and social work pension fund PGGM announced that they entered a partnership whereby the two parties will share part of the risk related to ABN AMRO's loan portfolio. The partnership is a reflection of ABN AMRO's strategy to optimise its use of capital while PGGM will gain access to an asset class that is efficient from a risk-return perspective and has the additional benefit that it further diversifies PGGM's asset allocation.

In December 2006, the BU NA, through LaSalle Bank N.A, received favourable judgment in its claim against the United States related to the 1992 acquisition of Talman Home Federal Savings and Loan Association (Talman). As a result, in December 2006, EUR 110 mln was recognised in operating income.

On 6 November 2006, ABN AMRO formally launched the new brand name of its Italian subsidiary Banca Antonveneta. From that moment, Banca Antonveneta has been known as Antonveneta in branding and carries the ABN AMRO shield, supported by the ABN AMRO endorsement. The shield symbolises reliability, tradition, protection and security. In addition, Antonveneta included in its marketing the tag line ‘Making More Possible,’ adopted globally by all ABN AMRO's businesses in February 2005. The tag line reflects the bank's commitment to supporting clients in realising their ambitions.

The bank continues to be engaged in the Bank Secrecy Act compliance issues and related written agreement described in previous press releases. Investigations have had, and will continue to have, an impact on the bank’s operations in the US, including procedural limitations on expansion and the powers otherwise exercisable as a financial holding company.

The BU Netherlands

(in millions of euros)	year			quarterly

	2006	2005	% change	Q4 2006	Q3 2006	% change	Q4 2005	% change

Net interest income	3,078	3,328	(7.5)	812	709	14.5	835	(2.8)
Net commissions	751	710	5.8	177	154	14.9	134	32.1
Net trading income	486	392	24.0	88	115	(23.5)	108	(18.5)
Other operating income	325	199	63.3	122	111	9.9	55	121.8

Total operating income	4,640	4,629	0.2	1,199	1,089	10.1	1,132	5.9
Total operating expenses	3,118	3,282	(5.0)	800	750	6.7	820	(2.4)

Operating result	1,522	1,347	13.0	399	339	17.7	312	27.9
Loan impairment	359	285	26.0	114	67	70.1	77	48.1

Operating profit before tax	1,163	1,062	9.5	285	272	4.8	235	21.3
Income tax expense	319	323	(1.2)	72	74	(2.7)	74	(2.7)

Net operating profit	844	739	14.2	213	198	7.6	161	32.3
Discontinued operations (net)	505	136		371	43		38

Profit for the period	1,349	875	54.2	584	241	142.3	199	193.5

Efficiency ratio	67.2%	70.9%		66.7%	68.9%		72.4%

	31 Dec 06	31 Dec 05	% change		30 Sep 06	% change

Staff (fte)	21,778	22,373	(2.7)		22,110	(1.5)
(in billions of euros)
Total assets	169.9	164.3	3.4		169.9	0.0
Risk-weighted assets	75.6	66.7	13.3		76.4	(1.0)

The BU Netherlands (BU NL) consists of the activities of the former Consumer & Commercial Clients BU NL, the former Bouwfonds mortgage business and the former WCS NL business. In the analysis below, the consumer and commercial clients business refers to the former BU NL and the Bouwfonds mortgage activities.

Full year 2006 compared with full year 2005

The comparison between 2006 and 2005 was affected by EUR 215 mln of mortgage prepayment penalties that were not neutralised in 2005, compared with only EUR 14 mln in 2006. This negatively affected the year-on-year growth in net interest income by EUR 201 mln. In addition, in the second quarter of 2006 a restructuring charge of EUR 29 mln was booked and in the fourth quarter, a EUR 14 mln restructuring charge was taken for Risk Management and Global Markets programmes.

  Total operating income was almost flat at EUR 4,640 mln. Excluding the EUR 201 mln year-on-year difference in net mortgage prepayment penalties, operating income increased by 4.8% to EUR 4,626 mln, mainly driven by the consumer and commercial clients business, which increased revenues on the back of higher net interest income.

  The increase in net interest income was driven by the liability side, underpinned by a strong improvement in client satisfaction levels and an improved product offering for the mid-market consumer client base. Consumer savings volumes grew by 3% with a stable market share above 20% and commercial savings volumes grew 8%. Margins on consumer and commercial savings products increased as well.

  This more than offset the decline in net interest income from lending where the increase in loan volumes could not compensate for lower margins. Average loan volumes for the consumer and commercial client business grew by 6.9%. This was a combination of double-digit growth in commercial loans (including overdrafts) and consumer overdrafts and low single-digit growth in consumer loans and mortgages. The market share in consumer loans excluding mortgages increased to above 25% and margins on consumer and commercial overdrafts declined due to the increase in short-term interest rates.

  The mortgage portfolio increased by 1.3% to EUR 80 bln. New mortgage production volumes declined by 8.4%, due to a continued decrease in refinancing volumes in the market. In addition, the new mortgage production market share decreased from 14.1% to 12.5%. This decline reflected the efforts to maintain margins in times of persistent strong price competition, although margins on the mortgage portfolio still came down.

  Total operating expenses decreased by 5.0% to EUR 3,118 mln. Excluding the EUR 29 mln restructuring charge for the Services initiative booked in the second quarter and the EUR 14 mln restructuring charge booked in the fourth quarter of 2006, expenses came down by 6.3% to EUR 3,075 mln. Expenses decreased mainly due to lower staff costs as a result of a reduction in FTEs.

  The operating result increased by 13.0% to EUR 1,522 mln. The efficiency ratio improved by
  3.7 percentage points to 67.2%. Excluding the interest income and expense items mentioned above, the operating result rose by 37.0% to EUR 1,551 mln and the efficiency ratio improved by 7.9 percentage points to 66.5%.

  Provisions increased by EUR 74 mln to EUR 359 mln, or 51 basis points of average RWA, mainly due to higher provisioning for the consumer credit portfolio and the small and medium-sized enterprises (SME) portfolio. The increase in provisioning was related to the overall loan growth and a shift in business mix, due to the strong growth of consumer and SME credits, which is fully in line with the BU NL’s strategy Based on full year 2006 provisioning, we expect provisions in 2007 to increase in line with the growth of the portfolio.

  Discontinued operations (net) increased from EUR 136 mln to EUR 505 mln, reflecting the EUR 414 mln net gain on the sale of Bouwfonds. In the second half of 2006, discontinued operations (net) was EUR 414 mln, which included EUR 76 mln from operations and EUR 338 mln as final consideration for the sale. This compares favourably with the expected total net gain of at least EUR 350 mln, indicated with the half-year results.

  Profit for the period increased 54.2% to EUR 1,349 mln. Excluding the restructuring charges, the EUR 201 mln mortgage prepayment penalty effect and the net result from discontinued operations, profit for the period rose by 46.9% to EUR 865 mln.

Fourth quarter 2006 compared with third quarter 2006

  Total operating income was 10.1% higher at EUR 1,199 mln, driven by a strong increase in Global Markets revenues on the back of an improved trading environment in the fourth quarter. The consumer and commercial clients business also showed a slight increase due to a rise in net interest income and commission income.

  Net interest income was up 14.5% to EUR 812 mln driven by an increase in net interest income from savings products due to higher volumes for commercial savings products. In addition, margins increased for all savings products, helped by the increase in short-term interest rates. Net interest income from loans was slightly lower as increases in volumes in consumer and in commercial loans could not compensate for lower margins. Mortgages showed a 16.3% decrease in new production, as a result of the policy to protect margins in the competitive environment. This resulted in a decline in market share in new mortgage production in the fourth quarter of 2.8 percentage points to 11.2%.

  Net commissions increased by EUR 23 mln to EUR 177 mln, mainly due to higher commissions from Global Markets products, which recovered from a seasonal low in the third quarter. Payment commissions declined while asset management fees were stable.

  Other operating income increased EUR 11 mln to EUR 122 mln and, like in the third quarter, incorporated gains on the disposal of real estate.

  Total operating expenses increased by 6.7% to EUR 800 mln. Excluding the EUR 14 mln restructuring charge taken in the fourth quarter for Risk Management and Global Markets programmes, expenses were up 4.8% to EUR 786 mln, as lower staff costs were offset by higher administrative expenses and charges for outsourced activities. The BU NL plans to invest further in improving the service levels to its mid-market clients as 2006 has proven that better client satisfaction leads to higher revenues. The Consumer Client Segment will further improve the quality and functionality of the direct channels. In the Commercial Client Segment we strive to increase added value for our target clients by reducing the number of clients per account manager and by better leveraging our sector-specific knowledge. The costs of these investments will be partly offset by the additional benefits from the Services initiatives, leading to an overall limited cost growth for the BU NL in 2007.

  The operating result increased by 17.7% to EUR 399 mln. The efficiency ratio improved by 2.2 percentage points to 66.7%. Excluding the restructuring charge, the operating result increased by 21.8% to EUR 413 mln, and the efficiency ratio improved by 3.3 percentage points to 65.6%.

  Provisions increased by EUR 47 mln to EUR 114 mln, in line with the guidance given in the third quarter press release. As a result the provisioning level increased by 24 basis points to 60 basis points of RWA.

  The effective tax rate for the BU NL was down by 1.9 percentage points to 25.3%.

  Discontinued operations (net) increased EUR 328 mln to EUR 371 mln, reflecting the sale of Bouwfonds.

  Profit for the period increased 142.3% to EUR 584 mln. Excluding the net result from discontinued operations, profit for the period was up by 7.6% to EUR 213 mln.

  RWA decreased by EUR 0.8 bln to EUR 75.6 bln, as loan growth in the consumer and commercial business was compensated by a EUR 3.0 bln securitisation programme in Global Markets.

The BU Europe including Antonveneta

(in millions of euros)	year			quarterly

	2006	2005	% change	Q4 2006	Q3 2006	% change	Q4 2005	% change

Net interest income	1,316	(248)		363	308	17.9	(183)
Net commissions	783	301	160.1	157	211	(25.6)	96	63.5
Net trading income	1,032	957	7.8	243	432	(43.8)	329	(26.1)
Results from fin. transactions	169	25		93	20		31	200.0
Results from equity holdings	1	3		(1)	2		3
Other operating income	111	72	54.2	29	31	(6.5)	26	11.5

Total operating income	3,412	1,110	207.4	884	1,004	(12.0)	302	192.7
Total operating expenses	2,743	1,208	127.1	729	684	6.6	326	123.6

Operating result	669	(98)		155	320	(51.6)	(24)
Loan impairment	397	(35)		130	216	(39.8)	(38)

Operating profit before tax	272	(63)		25	104	(76.0)	14	78.6
Income tax expense	229	40		26	48	(45.8)	35	(25.7)

Profit for the period	43	(103)		(1)	56		(21)

Efficiency ratio	80.4%	108.8%		82.5%	68.1%		107.9%

	31 Dec 06	31 Dec 05	% change		30 Sep 06	% change

Staff (fte)	17,641	6,221	183.6		17,589	0.3
(in billions of euros)
Total assets	385.9	304.8	26.6		381.0	1.3
Risk-weighted assets	65.5	28.1	133.1		63.4	3.3

In order to facilitate the analysis, we have split BU Europe into two parts: The BU Europe excluding Antonveneta, and Antonveneta.

The BU Europe excluding Antonveneta

(in millions of euros)	year			quarterly

	2006	2005	% change	Q4 2006	Q3 2006	% change	Q4 2005	% change

Net interest income	110	-248		52	-55		-183
Net commissions	187	301	(37.9)	7	56	(87.5)	96	(92.7)
Net trading income	965	957	0.8	231	415	(44.3)	329	(29.8)
Results from fin. transactions	54	25	116.0	5	16	(68.8)	31	(83.9)
Results from equity holdings	0	3		0	0		3
Other operating income	25	72	(65.3)	6	15	(60.0)	26	(76.9)

Total operating income	1,341	1,110	20.8	301	447	(32.7)	302	(0.3)
Total operating expenses	1,433	1,208	18.6	375	373	0.5	326	15.0

Operating result	-92	-98		-74	74		-24
Loan impairment	15	-35		17	4		-38

Operating profit before tax	-107	-63		-91	70		14
Income tax expense	42	40	5.0	-3	23		35

Profit for the period	-149	-103		-88	47		-21

Efficiency ratio	106.9%	108.8%		124.6%	83.4%		107.9%

	31 Dec 06	31 Dec 05	% change		30 Sep 06	% change

Staff (fte)	8,034	6,221	29.1		8,003	0.4
(in billions of euros)
Total assets	334.4	304.8	9.7		331.9	0.8
Risk-weighted assets	25.4	28.1	(9.6)		25.0	1.6

The BU Europe serves two client bases: commercial and consumer clients. Approximately 97% of the client revenues come from serving over 10,000 commercial clients. The consumer client franchise, although small, is targeting growth in selected markets.

The BU Europe also includes a large part of the BU Global Markets infrastructure. In 2006, approximately two-thirds of the BU Europe’s revenues were from Global Markets products, and the overall results have been, and will continue to be, impacted by market volatility going forward. Due to the dual location of the BU Global Markets trading capabilities in Amsterdam and London, the BU Europe and BU Netherlands absorb different shares of this market volatility throughout the quarters and should therefore be considered in conjunction, for the purpose of assessing their trading results.

Full year 2006 compared with full year 2005

The full year comparison is impacted by the EUR 43 mln gross gain (EUR 39 mln net of tax) on the sale of the Bishopsgate office in London in the second quarter of 2005, the Services restructuring charge of EUR 32 mln gross (EUR 25 mln net of tax) booked in the second quarter of 2006 and a EUR 18 mln gross

(EUR 13 mln net of tax) restructuring charge booked in the fourth quarter of 2006 to further improve the operational performance of Global Markets.

  Total operating income increased by 20.8%. Excluding the gain on the sale of Bishopsgate, total operating income was up 25.7% predominantly on the back of significantly higher Global Markets revenues as client revenues grew strongly.

  Equity revenues benefited from increased client activity, particularly in derivative and structured products. Fixed Income Capital Markets (FICM) had a very strong year as we were able to successfully execute a number of deals for regional clients. We were lead manager of Paragon’s EUR 2.2 bln securitisation demonstrating the cross-sell achieved through Hoare Govett corporate broking. Financial Markets also had a very good year due to the introduction of a number of innovative new products. The Private Investor Product offering, focused on Germany, Switzerland and Italy, grew significantly during the year. M&A and ECM revenues were up on the back of strong deal volumes. We were sole adviser to Hemofarm, the leading Serbian generic pharmaceuticals company, on its EUR 485 mln sale to STADA Arzneimittel AG, and sole adviser to Cognetas and Aliplast on the former’s EUR 430 mln sale of Aliplast to Ergon Capital. Transaction Banking revenues increased due to the continuing strong performance of Central and Eastern Europe, particularly cash flow advisory for Russian and Kazakh energy sector clients.

  Increased focus and an upgraded coverage model for Financial Institutions throughout 2006 led to almost 75% growth in revenues from Financial Institutions and Public Sector (FIPS) clients. Corporate client revenues also benefited from our focused regional client coverage, and revenues increased by over 30%. The consumer client franchise grew by almost 90% compared with 2005, albeit from a low level, through focused investment in sustainable businesses.

  Total operating expenses increased by 18.6%. Excluding the restructuring charges of EUR 50 mln, total operating expenses increased 14.5%. This was mainly due to an increase in costs as a result of the significant revenue growth, such as higher bonus accrual, as well as increased costs for Sarbanes-Oxley and compliance.

  The operating result improved by EUR 6 mln to a loss of EUR 92 mln and the efficiency ratio improved to 106.9%. Excluding the restructuring charges and the gain on the sale of Bishopsgate, the BU Europe had positive scissors of 11.2% leading to an operating result improvement of EUR 99 mln to a loss of EUR 42 mln and an efficiency ratio improvement of 9.8 percentage points to 103.1%.

  Provisioning increased by EUR 50 mln from a net release of EUR 35 mln to a net charge of EUR 15 mln due to lower releases as indicated previously.

  Result for the period decreased by EUR 46 mln to a loss of EUR 149 mln. Excluding the restructuring charges and the gain on the sale of Bishopsgate, the result for the period improved EUR 31 mln to a loss of EUR 111 mln.

  RWA were EUR 25.4 bln at 31 December 2006, a reduction of EUR 2.7 bln compared with 31 December 2005. This was the result of increased focus on capital discipline throughout the year and active re-deployment of capital to where it can achieve better returns. The increase in the share of revenues from FIPS clients, which take up products with lower capital requirements, is part of the BU Europe’s drive to improve capital efficiency.

Fourth quarter 2006 compared with third quarter 2006

  Total operating income decreased by 32.7% as revenues from Global Markets revenues booked in the BU Europe were lower on the back of a very strong third quarter that benefited from several large transactions, as well as due to a decrease in trading revenues. As mentioned above, the trading revenues of the BU Europe should be considered in conjunction with those of the BU Netherlands, which were higher in the fourth quarter. Our accounting policies imply that periodical adjustments of pricing reserves as a result of business volumes and market conditions have become standard practice. This practice, in combination with the finalisation of some of the periodic reviews of the pricing methodologies for our structured derivative products, has caused some volatility in the quarterly comparison.

  FIPS client revenues grew by approximately 50% due to increased revenues in Equities, Financial Markets and FICM, leading to strong growth in client revenues. Financial Markets and Equities benefited from increased client activity, and the fact that the final quarter is usually a strong quarter for FICM.

  Total operating expenses were flat. Excluding the restructuring charge, total operating expenses were down EUR 16 mln, reflecting the initial savings from the action plans announced during 2006, partly offset by higher bonus accrual for Global Markets on the back of higher full year revenues.

  The operating result decreased EUR 148 mln to negative EUR 74 mln, resulting in an efficiency ratio of 124.6%. Excluding the restructuring charge, the efficiency ratio in the fourth quarter was 118.7%.

  Provisions increased EUR 13 mln to EUR 17 mln.

  Result for period decreased EUR 135 mln to negative EUR 88 mln.

Recent developments

One of the key elements of the focus on efficiency of the Group will be making the BU Europe profitable in 2007 and meeting the Group’s return targets over time. With the first quarter 2006 results we had already outlined measures that will be taken to turn this BU to profitability by addressing the cost of the infrastructure and improving productivity in Western Europe. The BU Europe will also focus on Eastern European growth for both commercial and consumer clients through leveraging its position in selected markets.
The BU Europe will continue to invest in the upgrade and expansion of its FIPS client business, which generates revenues with attractive returns on capital. The focus on mid-market corporate clients will also be upgraded through increased delivery of Global Clients sector expertise and improved efficiencies in the product delivery platform. The BU Europe will also benefit from the Services savings as well as from the improvement in the efficiency ratio of Global Markets and Transaction Banking.

The actions taken so far in 2006 to restore the profitability are:

In April 2006 we announced an initiative to grow revenues and returns from our core products through developing new sales and delivery models for commercial products targeted at our mid-market clients. We also announced significant measures focused on IT and Operations costs. The IT alignment initiative focuses on consolidation of the infrastructure estate and further offshoring of application development. The Services Operations initiative is a global initiative to improve the efficiency of the internal processes.

The IT and Operations initiatives fall under the Global Services programme to create value across the Group. Part of the cost base addressed falls within the BU Europe. These two initiatives, combined with previously announced Services initiatives, are expected to have an impact on the BU Europe operating cost base of at least 10% by 2008, compared with the 2005 actuals on a like-for-like basis.

In July 2006 we announced the further streamlining of European hub support functions. By the end of 2006 we had already realised initial savings through a significant reduction in contractors and consultants. We continue to review opportunities to outsource, offshore and otherwise lower our cost base sustainably.

The focus is on productivity: to leverage our existing client, product and regional base while supporting innovation and controlling the cost base. We are working closely with the BU Global Markets, Transaction Banking, Group Functions and Services in order to reduce the overall front-to-back operating costs of the business while building the flexibility to exploit market opportunities and grow revenues. This has included a cross-BU review of our origination capabilities, ensuring that our resources are deployed in the most productive way, with no overlap or duplication.

Initiatives to support revenue growth have already been bearing fruit. The upgraded coverage of financial institutions has led to significant revenue growth and our private investor products business has expanded successfully during the year. Our Eastern Europe business has been an engine of client revenue growth throughout the year and we will be investing in this in 2007. This revenue growth has been supported by tight capital discipline. During 2007 we aim to recycle capital more quickly to allocate it to those parts of our business that generate the best returns.

In addition, the BU Europe will benefit from the targeted improvements in the efficiency ratios of Transaction Banking and Global Markets.

Antonveneta

(in millions of euros)
	Antonveneta results stand alone			Purchase accounting			Total

	year 2006	Q4 2006	Q3 2006	year 2006	Q4 2006	Q3 2006	year 2006	Q4 2006	Q3 2006

Net interest income	1,252	315	365	-46	-4	-2	1,206	311	363
Net commissions	596	150	155	0	0	0	596	150	155
Net trading income	67	12	17	0	0	0	67	12	17
Results from fin. transactions	180	128	9	-65	-40	-5	115	88	4
Results from equity holdings	1	-1	2	0	0	0	1	-1	2
Other operating income	86	23	16	0	0	0	86	23	16

Total operating income	2,182	627	564	-111	-44	-7	2,071	583	557
Total operating expenses	1,131	308	267	179	46	44	1,310	354	311

Operating result	1,051	319	297	-290	-90	-51	761	229	246
Loan impairment	336	113	166	46	0	46	382	113	212

Operating profit before tax	715	206	131	-336	-90	-97	379	116	34
Income tax expense	302	50	65	-115	-21	-40	187	29	25

Profit for the period	413	156	66	-221	-69	-57	192	87

Efficiency ratio	51.8%	49.1%	47.3%				63.3%	60.7%	55.8%

Staff (fte)							9,607		9,586
(in billions of euros)
Risk-weighted assets							40.1		38.4

Please note that the purchase accounting impacts results from the valuation of intangible assets (amounting to EUR 1,194 mln) and fair-value adjustments of principally financial assets and liabilities. The intangible assets are amortised over a period of approximately eight years under operating expenses. The fair-value adjustments are substantially amortised through net interest income over a period ranging from one to eight years dependent on the duration of the respective assets and liabilities and/or adjusted realised gains on sales of related assets and liabilities.

As we only took control on 2 January 2006, no comparison is made between full year 2006 and full year 2005.

The analysis below is based on the fourth quarter 2006 results of Antonveneta on a stand-alone basis. Please note that, since 1 January 2007, the ABN AMRO Milan branch results will be accounted for in Antonveneta (previously booked in the BU Europe).

Fourth quarter 2006 compared with third quarter 2006

  Total operating income increased by 11.2% to EUR 627 mln on the back of a EUR 119 mln increase in results from financial transactions driven by a EUR 92 mln gain on the Italease stake, a gain from other participations, a gain on the sale of a part of the NPL portfolio and a gain from a value adjustment on securitised loans.

  Net interest income was down by 13.7% due to a reclassification of interest on impaired loans in the third quarter that impacted both net interest income and loan impairments by EUR 50 mln and despite consumer and commercial loan growth of 2% in the fourth quarter. Excluding the gain on Italease as well as the impact of the reclassification of interest on impaired loans, total operating income was up by 4.1%.

  Net commissions were down by 3.2% to EUR 150 mln on the back of fewer investment products sold to retail customers.

  Looking ahead to 2007, we expect the first quarter of 2007 revenues to be the lowest of the year but we remain on track to reach the target of EUR 500 mln profit for the full year (including non-operating gains).

  Total operating expenses were up by 15.4% to EUR 308 mln, driven by a significant increase in general and administrative expenses, which grew by EUR 69 mln. This increase in administrative expenses mainly reflected the EUR 38.0 mln rebranding and integration costs, i.e. advertising, marketing and consulting costs. Excluding the rebranding and integration costs, total operating expenses were basically flat.

  The operating result increased by 7.4% to EUR 319 mln and the efficiency ratio increased from 47.3% to 49.1%. Excluding EUR 38.0 mln of integration costs and rebranding costs, the operating result rose by 20.2% and the efficiency ratio improved 6.1 percentage points to 43.1%.

  Provisions decreased by 31.9% to EUR 113 mln. Excluding the reclassification of interest on impaired loans, mentioned above, provisions were down by 2.6%. As communicated with the third quarter results, the expected provisioning level for 2007 will not be higher than the annualised normalised third quarter 2006 level of EUR 96 mln.

  Profit for the period amounted to EUR 156 mln up by EUR 90 mln. The profit for the full year was EUR 413 mln, in line with the EUR 400 mln guidance given with the third quarter results.

  The effective tax rate decreased to 24.3% from 49.6%, on the back of the Italease sale and the other participations sale that were tax exempt.

Recent developments

On 11 December 2006, ABN AMRO held an investor day in Padua, Italy where it provided an update on the integration of Antonveneta and plans for the further development of the bank in Italy. ABN AMRO announced that the integration is running as planned. ABN AMRO said it expects to generate EUR 178 mln in cost synergies from 2008, compared with the initial forecast of EUR 160 mln. In addition, ABN AMRO and Antonveneta said they expect to generate EUR 250 mln a year in revenue synergies from 2008 compared with the previous forecast of EUR 100 mln. Restructuring costs related to the acquisition will be EUR 139 mln, lower than the initially estimated EUR 200 mln. In 2007, net profit for Antonveneta is expected to be around EUR 500 mln including non-operating gains.

From 2007 onwards, ABN AMRO and Antonveneta will look to transform Antonveneta’s consumer segment by implementing a differentiated service level aimed at increasing the contribution of its affluent and mid-market Italian clients. The consumer segment is expected to generate revenues in 2008 of EUR 1,416 mln. In the commercial segment, we plan to strengthen our position further and outpace the already attractive growth rate of this market. We expect to increase our revenues in the commercial division to EUR 1,105 mln in 2008.. Antonveneta aims to build a leading private bank, leveraging ABN AMRO's expertise to become one of the most recommended banks in Italy. Private banking assets are expected to reach EUR 15.0 bln in five years, with revenues of EUR 54 mln in 2008.

The BU North America

(in millions of euros)	year				quarterly

	2006	2005	% change	% change [1]	Q4 2006	Q3 2006	% change	% change	[1]	Q4 2005	% change	% change

Net interest income	2,348	2,211	6.2	8.7	600	598	0.3	2.9		578	3.8	14.3
Net commissions	697	734	(5.0)	(3.0)	174	183	(4.9)	(2.3)		220	(20.9)	(13.2)
Net trading income	229	269	(14.9)	(13.0)	55	45	22.2	26.0		137	(59.9)	(55.5)
Results from fin. transactions	155	79	96.2	111.4	44	44	0.0	3.4		-18
Results from equity holdings	4	4			1	0				2
Other operating income	313	224	39.7	47.3	175	42				88	98.9	120.5

Total operating income	3,746	3,521	6.4	9.4	1,049	912	15.0	18.2		1,007	4.2	14.8
Total operating expenses	2,457	2,299	6.9	9.3	617	601	2.7	5.5		719	(14.2)	(5.2)

Operating result	1,289	1,222	5.5	9.5	432	311	38.9	42.8		288	50.0	64.9
Loan impairment	38	-86			9	4	125.0	127.5		-15

Operating profit before tax	1,251	1,308	(4.4)	(0.9)	423	307	37.8	41.7		303	39.6	53.5
Income tax expense	167	273	(38.8)	(36.9)	116	21				38

Net operating profit	1,084	1,035	4.7	8.6	307	286	7.3	10.5		265	15.8	27.4
Discontinued operations (net)	104	51			32	38				9

Profit for the period	1,188	1,086	9.4	13.6	339	324	4.6	7.7		274	23.7	36.1

Efficiency ratio	65.6%	65.3%			58.8%	65.9%				71.4%

1) % change at constant foreign exchange rates (see annex 2)

	31 Dec 06	31 Dec 05	% change			30 Sep 06	% change

Staff (fte)	14,811	15,172	(2.4)			15,052	(1.6)
(in billions of euros)
Total assets	163.3	148.4	10.0			165.5	(1.3)
Risk-weighted assets	71.7	74.2	(3.4)			75.4	(4.9)

The BU North America (BU NA) comprises the former Consumer & Commercial Clients BU North America and the former WCS North America activities.

Please note that all figures below are at constant exchange rates (percentages as in the table above) in order to facilitate comparison.

Full year 2006 compared with full year 2005

  Total operating income increased by 9.4% on the back of an improved contribution from all business lines despite challenges from the yield curve, which was inverted or flat for most of the year. Excluding the impact of the Talman judgment, total operating income increased by 6.3%.

  The revenues of the commercial banking franchise increased by 12.5%, driven by significantly higher non-interest income. Interest income also increased through continued loan growth and improved deposit spreads. Loan growth of 11.6% was partly offset by a decline in loan spreads as a result of clients’ improved credit profiles and increased competition. Growth in non-credit related revenues offset much of the margin compression, as the client focus continued to deepen customer relationships. This resulted in non-interest income growing by 27.1% due to higher volumes and gains from commercial conduit and multi-family group loan sales and improved cross-selling efforts. Cross-selling income increased primarily from cash management and syndication fees and from Global Markets products such as derivatives, foreign exchange and capital markets products.

  The operating income of the retail banking business increased 1.4% on higher commission income and modest growth in net interest income. Commission income rose by 3.2%, mainly as a result of deposit related fees. Net interest income grew by 0.7% due to higher deposit income, partly offset by a decline in home equity loan volume. Deposit income grew as total deposit balances increased, but spreads were under pressure due to customers moving balances from money market and savings accounts to time deposits to take advantage of higher interest rates. Home equity balances decreased by 3.4% mainly due to adverse developments in the Michigan economy, while loan spreads declined due to consumers shifting from home equity lines of credit to lower margin fixed rate home equity loans to lock in the current interest rate level.

  After the end of the year, the sale of ABN AMRO Mortgage Group, Inc. was announced. Closing of this transaction is expected towards the end of the first quarter of 2007. Results of the business being divested are reported as discontinued operations and are therefore not part of the comparison made. Management has focused strongly on creating a leaner organisation that is more adaptable to dynamic market conditions. As a result of this focus, the efficiency of the business improved significantly, which, combined with the improvement in overall revenues, resulted in a meaningful improvement in profit contribution from the mortgage business. This turnaround enhanced the buyer’s attraction to the business.

  Total operating expenses increased by 9.3% mainly due to the EUR 52 mln restructuring charge related to the enhanced strategic direction in the BU NA announced on 28 December 2006 and the EUR 12 mln restructuring charge booked in the second quarter for the additional Services initiative announced with the first quarter results. Excluding the two restructuring charges, expenses increased by 6.5% driven by an increase in costs related to investments in Group Services IT action tracks and increased consulting expenses related to compliance initiatives.

  The operating result increased by 9.5% and the efficiency ratio increased by 0.3 percentage points to 65.6%. Excluding the impact of the Talman judgment and the impact of the two restructuring charges, the efficiency ratio increased by 0.5 percentage point to 65.8%.

  Provisions increased by EUR 124 mln from a net release of EUR 86 mln to a net charge of EUR 38 mln, or 5 basis points of average RWA, mainly as a result of lower recoveries and releases. The credit quality of the loan portfolio remains at historically high levels. Although credit quality is expected to remain strong, the current favourable provisioning level is not deemed sustainable over the longer term.

  The effective tax rate declined from 20.9% to 13.3% due to significant tax releases in the second and the third quarters.

  Profit for the period increased by 13.6% to EUR 1,188 mln. Excluding discontinued operations, profit for the period increased by 8.6% to EUR 1,084 mln; excluding the impact of the Talman judgment and the two restructuring charges, profit for the period increased by 5.9% to EUR 1,056 mln.

Fourth quarter 2006 compared with third quarter 2006

On 28 December 2006 the BU NA management team announced its intention to enhance its strategic direction in 2007. The result of the shift will be a more efficient and competitive organisation, achieved through a streamlined cost base, including headcount reductions. A EUR 52 mln restructuring charge related to this enhanced strategic direction was recognised in the fourth quarter of 2006.

  Total operating income increased by 18.2%. Excluding the impact of the Talman judgment, total operating income increased by 6.2% mainly from higher Global Markets revenues.

  Revenues of the commercial banking business grew by 1.0%, driven by increased gains from commercial conduit and multi-family group loan sales, improved cross-sell fee income and continued loan growth, partly offset by lower loan and deposit spreads. Strong underlying loan growth was offset by large syndications limiting loan growth to 3.5%. Continued pricing pressure continued on loan spreads offset some of the loan growth.

  The operating income of the retail banking activities fell by 1.0% due to a small increase in deposit volumes being offset by a 1.7% decline in home equity volumes and lower loan and deposit margins. The retail environment continued the trends seen in previous quarters driven by the interest rate environment and the slow-down in the real estate market, pressuring loan volumes and margins as well as leading retail customers to switch from core and non-interest bearing deposits to lower margin time deposits.

  The results of the mortgage business being divested are reported as discontinued operations. Management’s successful focus on growth and on improving efficiency led to an increase in market share, a decline in operating expenses and a further improvement in the returns from this business in a market that continued to be depressed.

  Total operating expenses increased by 5.5% due to the restructuring charge of EUR 52 mln related to the enhanced strategic direction announced on 28 December 2006. Excluding the impact of the restructuring charge, total operating expenses fell by 3.1% benefiting from stringent cost containment efforts and lower Services IT expenses. As a consequence of the divestiture of the mortgage business, the BU NA expects to remove approximately USD 100 mln from its expense base over a two year period beyond the previously identified efforts to create a more streamlined cost base. The main reason that this incremental mortgage related expense reduction cannot be executed more rapidly is that, as part of the divestiture, the BU NA is negotiating with the acquirer a transition services agreement (TSA).

  The operating result increased by 42.8% and the efficiency ratio improved by 7.1 percentage points to 58.8%. Excluding the impact of the Talman judgment and the restructuring charge, the operating results increased by 24.1% and the efficiency ratio improved by 5.7 percentage points to 60.2%. The fourth quarter efficiency ratio should not be seen as representative of the efficiency ratio to be expected for 2007.

  Provisions increased by EUR 5 mln to EUR 9 mln, or 5 basis points of average RWA. In the next quarters we expect provisions to increase further.

  The effective tax rate increased from 6.8% to 27.4% due to significant releases of tax liabilities in the third quarter that did not recur in the fourth quarter.

  Profit for the period increased by 7.7% to EUR 339 mln. Excluding discontinued operations, profit for the period increased by 10.5% to EUR 307 mln, and further excluding the impact of the Talman judgment and the restructuring charge, profit for the period decreased by 2.1% to EUR 271 mln.

Recent developments

On 22 January 2007, ABN AMRO announced the sale of ABN AMRO Mortgage Group, Inc., our US-based residential mortgage broker origination platform and residential mortgage servicing business, to Citigroup. The decision to exit the wholesale mortgage business is part of the Group’s strategy to streamline its activities and to align them around its mid-market commercial and consumer clients.

LaSalle Bank Corporation, AAMG’s corporate parent, will continue to serve consumer clients with residential mortgages and home equity loans through its retail branch network. Closing of this transaction is expected towards the end of the first quarter 2007, and results of the business being divested are reported as discontinued operations. The BU NA remains a significant contributor to the Group’s revenues and its business is largely focused on ABN AMRO’s strategically core mid-market client segment.

On 18 January 2007, Norman R. Bobins, President and Chief Executive Officer (CEO) of Chicago-based LaSalle Bank Corporation and head of the BU NA, announced his plans to retire by year-end after a 40-year career as one of Chicago’s top bankers and corporate leaders. At the 17 January 2007 LaSalle Bank board meeting, Mr Bobins, 64, had informed the board of directors of this decision. Bobins’ responsibilities will be separated into two positions: one as President and CEO of Chicago-based LaSalle Bank and President of Michigan-based LaSalle Bank Midwest, and the other as head of the BU NA and CEO of LaSalle Bank Corporation, the US holding company for the banks. Larry D. Richman, 54, will assume the role of President and CEO of LaSalle Bank and LaSalle Bank Midwest as of 1 March 2007 and will lead LaSalle’s consumer and commercial businesses. He will also become a member of LaSalle’s board of directors. ABN AMRO will also begin a search for the new head of the BU NA.

In December 2006, the BU NA, through LaSalle Bank N.A, received favourable judgment in its claim against the United States related to the 1992 acquisition of Talman Home Federal Savings and Loan Association (Talman). As a result, in December 2006, EUR 110 mln was recognised in operating income.

The BU Latin America

(in millions of euros)	year				quarterly

	2006	2005	% change	% change [1]	Q4 2006	Q3 2006	% change	% change [1]	Q4 2005	% change	% change	[1]

Net interest income	2,905	2,210	31.4	22.5	723	752	(3.9)	(1.8)	683	5.9	11.0
Net commissions	484	379	27.7	19.8	137	116	18.1	20.8	118	16.1	21.9
Trading income / results fin. trans.	243	68			86	71	21.1	23.0	29	196.6	211.7
Results from equity holdings	55	37	48.6	31.4	11	8	37.5	40.0	7	57.1	64.3
Other operating income	51	369	(86.2)	(87.4)	18	3			22	(18.2)	(12.7)

Total operating income	3,738	3,063	22.0	13.5	975	950	2.6	4.8	859	13.5	19.1
Total operating expenses	2,219	1,848	20.1	12.5	577	573	0.7	2.8	586	(1.5)	3.4

Operating result	1,519	1,215	25.0	15.1	398	377	5.6	7.8	273	45.8	52.9
Loan impairment	722	348	107.5	90.9	159	181	(12.2)	(10.9)	124	28.2	33.4

Operating profit before tax	797	867	(8.1)	(15.4)	239	196	21.9	25.1	149	60.4	69.1
Income tax expense	149	265	(43.8)	(56.2)	52	18	188.9	149.4	8

Profit for the period	648	602	7.6	2.6	187	178	5.1	12.5	141	32.6	57.0

Efficiency ratio	59.4%	60.3%			59.2%	60.3%			68.2%

1) % change at constant foreign exchange rates (see annex 2)

	31 Dec 06	31 Dec 05	% change			30 Sep 06	% change

Staff (fte)	28,180	26,479	6.4			28,223	(0.2)
(in billions of euros)
Total assets	36.2	27.9	29.7			31.8	13.8
Risk-weighted assets	19.4	18.7	3.7			19.2	1.0

The BU Latin America (BU LA) comprises the former BU Brazil and the commercial clients from the former WCS business in Latin America.

Please note that all figures below are at constant exchange rates (percentages as in the table above) in order to facilitate comparison.

Full year 2006 compared with full year 2005

Please note that the performance of the BU LA in 2005 was impacted by the gross gain of EUR 229 mln (EUR 196 mln net) on the disposal of Real Seguros, which was included in other operating income.

  Total operating income increased by 13.5%, driven by an improved contribution from all business lines. Excluding the gain on the disposal of Real Seguros in 2005, total operating income increased by 22.7% due to the continued strong growth of the Brazil credit portfolio and a further improvement in fee revenues. The relative contribution from Brazil to total operating income of the BU LA was unchanged at 95%.

  The Brazilian retail banking line of business, which comprises households and SMEs, contributed 69.0% to total operating income from Brazil and grew by 19.7%, fuelled by a 31.8% increase in the retail loan portfolio at slightly lower net interest margins. The decline in retail net interest margins was the result mainly of the relatively stronger growth in lending to SMEs compared with the growth in higher net interest margin lending to households. Average balances in the SME credit portfolio, which accounted for 48.7% of the total retail loan portfolio, grew by 39.6%. Average balances in the households loan portfolio, which accounted for 51.3% of the total retail loan portfolio, increased by 25.3% on the back of new client acquisitions, growth in personal loans and credit cards, as well as a further expansion in mortgage loans, which now account for 4% of Brazil’s loan portfolio. The combination of a gradual reduction in interest rates and Brazil’s progress on removing regulatory obstacles is expected to act as a longer-term stimulus for strong growth in mortgages. Management is drawing on the extensive experience and expertise within the ABN AMRO Group in order to capitalise optimally on this longer-term growth opportunity.

  For the Aymoré consumer finance activities, which contributed 12.0% to total operating income from Brazil, revenues were up by 34.4% on the back of strong loan growth. Average balances grew by 32.1% to BRL 11.5 bln.

  Commercial banking, which accounted for 6.2% of total income from Brazil, increased its revenues by 18.8% on the back of loan growth, client-related trading income and commissions.

  For 2007, management expects that the business will benefit from a continued benign economic environment in Brazil. Loan volume is expected to continue to grow at a robust rate, albeit at a slightly lower pace than in 2006. Due to seasonal impacts, the first quarter is usually the weakest quarter for revenue growth in Brazil.

  Total operating expenses increased by 12.5%, partly reflecting higher investments related to Group Services IT outsourcing projects, the impact of the successive new collective labour agreements (CLAs)

  that came into effect in September 2005 and September 2006 respectively, an increase in performance-related bonuses, and the EUR 12 mln restructuring charge for the new Services initiative booked in the second quarter. The expense growth should also be seen in the context of an 8% increase in the number of customers in Brazil to 13.1 million at year-end as well as a further expansion of the network of sales outlets. Excluding the impact of the restructuring charge, total operating expenses increased 11.9%.

  The operating result improved by 15.1% and the efficiency ratio improved by 0.9 percentage points to 59.4%. Excluding the gain on the sale of Real Seguros and the restructuring charge, the operating result increased by 43.0% and the efficiency ratio improved by 6.2 percentage points to 59.0%.

  Provisions increased to 379 basis points of RWA, reflecting an increase in delinquencies in Brazil chiefly in the first half of the year as a result of the strong increase in credit availability in Brazil that started in 2005. The BU LA’s risk management expertise and discipline have kept delinquencies in ABN AMRO’s credit portfolio consistently below the market average. For 2007, management expects provisions, as a percentage of RWA, to be modestly higher than in 2006.

  Operating profit before tax declined by 15.4%. Excluding the gain on the sale of Real Seguros and the restructuring charge, the operating profit before tax increased by 16.9%.

  The effective tax rate declined by 11.9 percentage points to 18.7% as a result of tax credits related to the acquisition of Banca Intesa’s minority holding in Banco ABN AMRO Real in two steps in the second and the third quarters. The appreciation of the Brazilian real relative to the US dollar led to a hedge-related tax charge of EUR 44 mln compared with a hedge-related tax charge of EUR 39 mln in 2005.

  Profit for the period grew by 2.6% to EUR 648 mln. Excluding the gain on the sale of Real Seguros and the restructuring charge, profit for the period increased by 54.1% to EUR 656 mln.

Fourth quarter 2006 compared with third quarter 2006

  Total operating income of the BU LA increased by 4.8% on the back of continued strong growth in the Brazilian retail loan portfolio, partly offset by the impact of lower revenues in the Aymoré consumer finance line of business. Reported net interest income declined due to a EUR 22 mln reclassification from net interest income to results from financial transactions.

  The operating income of the Brazilian retail banking line of business grew by 6.1% driven by higher net interest income. Net interest income increased on the back of the 8.9% growth of the overall retail loan portfolio resulting from increases of 13.4% in the SME loan portfolio and 4.6% in the households loan portfolio. Production was particularly strong towards the end of the quarter.

  Despite good volume growth, the operating income of the Brazilian Aymoré consumer finance operations declined by 1.7% due to lower net interest margins and higher origination costs. During the quarter, the production of new loans increased by 22.3% and the consumer finance loan portfolio increased by 10.2%.

  Commercial banking revenues increased by 9.8% on the back of growth in loans and further improvements in client-related trading income and commissions.

  Total operating expenses increased by 2.8%, driven mainly by the impact of the new CLA that came into effect in September 2006, higher bonus accruals, as well as increased administrative expenses including advertising, IT and consultancy expenses.

  The operating result increased by 7.8%. The efficiency ratio improved by 1.1 percentage points to 59.2%.

  Provisions declined from 379 basis points of average RWA in the third quarter to 329 basis points of average RWA. The decrease in provisions was partly due to the sale of a non-performing loans portfolio. For the first quarter of 2007, management therefore expects provisions, expressed as a percentage of RWA, to be higher than the average for the full year 2007, also due to seasonality effects.

  Operating profit before tax increased by 25.1%.

  The effective tax rate was 21.8%, an increase of 12.6 percentage points from the third quarter, in which the BU LA benefited from a local Brazilian tax credit related to the acquisition of the last tranche of Intesa’s minority shareholding in Banco ABN AMRO Real in the third quarter. The appreciation of the Brazilian real against the US dollar led to a hedge-related tax charge of EUR 8 mln. There was no hedge-related tax impact in the third quarter.

  Profit for the period increased by 12.5% to EUR 187 mln.

The BU Asia

(in millions of euros)	year				quarterly

	2006	2005	% change	% change [1]	Q4 2006	Q3 2006	% change	% change [1]	Q4 2005	% change	% change [1]

Net interest income	511	564	(9.4)	(7.0)	131	142	(7.7)	(6.5)	123	6.5	15.0
Net commissions	593	421	40.9	44.7	211	153	37.9	39.3	131	61.1	72.6
Trading income / results fin. trans.	322	135	138.5	140.0	76	52	46.2	47.7	33	130.3	143.9
Results from equity holdings	62	73	(15.1)	(14.1)	16	2			25	(36.0)	(29.2)
Other operating income	31	44	(29.5)	(27.3)	4	8	(50.0)	(47.5)	16	(75.0)	(72.5)

Total operating income	1,519	1,237	22.8	25.5	438	357	22.7	24.2	328	33.5	43.3
Total operating expenses	1,089	914	19.1	21.1	290	271	7.0	8.2	259	12.0	19.4

Operating result	430	323	33.1	37.9	148	86	72.1	74.5	69	114.5	133.0
Loan impairment	218	27			78	52	50.0	51.2	18

Operating profit before tax	212	296	(28.4)	(25.6)	70	34	105.9	110.3	51	37.3	54.7
Income tax expense	101	90	12.2	16.8	39	25	56.0	58.0	21	85.7	100.0

Profit for the period	111	206	(46.1)	(44.1)	31	9	244.4	255.6	30	3.3	23.0

Efficiency ratio	71.7%	73.9%			66.2%	75.9%			79.0%

1) % change at constant foreign exchange rates (see annex 2)

	31 Dec 06	31 Dec 05	% change			30 Sep 06	% change

Staff (fte)	13,894	11,590	19.9			13,301	4.5
(in billions of euros)
Total assets	60.2	57.3	5.1			63.6	(5.3)
Risk-weighted assets	12.4	11.9	4.2			13.6	(8.8)

The BU Asia comprises all the client-related business of ABN AMRO in Asia Pacific and the Middle East with the exception of those clients that are included in Private Clients, Global Clients and Asset Management.

Full year 2006 compared with full year 2005

  Total operating income increased by 22.8% to EUR 1,519 mln, mainly driven by strong client growth in consumer banking and higher income from clients in the commercial segment.

  Growth in the consumer segment was mainly driven by the Van Gogh Preferred Banking (VGPB) business. The number of clients in Asia increased by 18% to 3.3 million, and the number of credit cards by 19% to 2.8 million. Assets under Administration of VGPB clients also grew by 23% and stood at EUR 8.2 billion at year end. The strategy to organically grow the client base is supported by targeted branch openings and a continued focus on providing wealth management services to the mass affluent VGPB client base. This includes investment products, credit cards, retail brokerage services and bancassurance products.

  The strongest performing regions from a consumer banking perspective were India, Greater China, UAE and Indonesia. India and Greater China are two of our key franchises in Asia and are a major focus of our growth efforts.

  In India, ABN AMRO became the first foreign bank to launch a retail brokerage service, making us the only player to offer the entire range of wealth management products to retail customers. The Indian consumer segment reported 26% growth in operating income, benefiting from continued investments in its mid-market consumer franchise. India’s branch network grew to 26 branches in over 17 major cities from 23 branches in December 2005. The number of clients grew by more than 18% to 1.5 million. Our consumer business continues to drive expansion through growth in credit cards and personal loans. In cooperation with ABN AMRO Asset Management, discretionary portfolio management (DPM) services were launched, which enable investors to invest in innovative structured products across different asset classes.

  The China consumer business tripled its operating income as it expanded its distribution network with five new Van Gogh Preferred Banking centres in key cities like Shenzen, Shanghai and Beijing. In China the focus on the mid-market segment, including the rapidly growing mass affluent customer base and privately owned businesses, is a strong source for growth. During the past year the bank has signed Memoranda of Understanding with Haitong Securities and China Merchants Securities to explore product partnerships. The opening of a training centre and the launch of a Certificated Financial Management Planner training programme in Shanghai will help employees gain advanced banking expertise, which will further enhance the quality of service to local customers.

  The strong growth in the commercial segment was mainly driven by revenue growth in Hong Kong (45%), UAE (28%), Pakistan (11%) and China (91%). Australia grew 59% driven by strong growth in its infrastructure capital business. From a product point of view, Transaction Banking and Global Markets products were the main contributors to the growth of the commercial segment in Asia. From a client perspective, income from SME clients and subsidiaries of larger international clients grew by 40%.

  The contribution from Saudi Hollandi Bank was EUR 9 mln lower at EUR 62 mln as the improved operating result was more than offset by our share of the EUR 21 mln one-off provisioning.

  Total operating expenses increased by 19.1% to EUR 1,089 mln. Excluding a EUR 10 mln restructuring charge for Global Markets and Risk, expenses increased 18.1% to EUR 1,079 mln, which is mainly a reflection of staff hirings, continued investments in the expansion of the branch network in support of our VGPB growth ambitions and continued growth in the consumer credit card business.

  The operating result improved by 33.1 % to EUR 430 mln and the efficiency ratio improved 2.2 percentage points to 71.7%. Excluding the restructuring charge mentioned above, the operating result improved by 36.2% to EUR 440 mln and the efficiency ratio improved 2.9 percentage points to 71.0%.

  Provisioning increased by EUR 191 mln to EUR 218 mln or 240 basis points of average RWA, mainly reflecting higher provisioning for the credit card receivables in Taiwan. The situation in Taiwan has significantly impacted the BU Asia but ABN AMRO losses have been consistently among the lowest of the major credit card issuers. Provisioning in Asia for 2007 is expected to be slightly lower as an increase in provisioning related to the continuous strong loan growth in the consumer segment and the return to a more normalised level of provisioning for the commercial segment will be offset by lower provisioning in Taiwan.

  Profit for the period decreased by EUR 95 mln to EUR 111 mln, mainly due to the higher provisioning and the higher effective tax rate.

Fourth quarter 2006 compared with third quarter 2006

  Total operating income increased by 22.7% to EUR 438 mln due to higher income from Global Markets, which remains a profitable but volatile component. In addition, the consumer business continued its strong growth across the region.

  Growth in the consumer segment was driven by higher sales of investment products as well as increases in credit card income. Significant contributions came from India, which continued to show strong growth in the consumer businesses leading to revenue growth of 18%. China also continued its strong growth with three new consumer branches opened and mainland China client numbers growing 20%. The China Banking Regulatory Commission accepted ABN AMRO’s application to incorporate its business in China. Once the incorporation has materialised, ABN AMRO will be able to conduct renminbi business for Chinese consumers. In addition, ABN AMRO was given permission to conduct renminbi business for Chinese companies in its Shanghai branch. Once the incorporation has materialised, this permission is granted for all branches, which provides ABN AMRO with an important platform for future growth.

  Operating income for the commercial clients segment benefited greatly from some significant infrastructure capital transactions in Australia and an uplift in M&A and ECM deal closures in India and Singapore. In addition, Asian equity markets showed increased volumes in the fourth quarter, which benefited Global Markets revenues. This led to a strong performance improvement overall but most notably in Hong Kong, Australia and India.

  The contribution from Saudi Hollandi Bank increased EUR 14 mln to EUR 16 mln as results in the fourth quarter were not affected by one-off provisioning, as was the case in the third quarter.

  Total operating expenses increased by 7.0% to EUR 290 mln. Excluding the EUR 10 mln restructuring charge mentioned above, expenses increased only 3.3% to EUR 280 mln, mainly a reflection of higher bonuses related to increased revenues in the fourth quarter.

  The operating result increased by 72.1% to EUR 148 mln. The efficiency ratio improved 9.7 percentage points to 66.2%. Excluding the restructuring charge, the operating result increased by 83.7% and the efficiency ratio improved 12.0 percentage points to 63.9%.

  Provisioning increased by EUR 26 mln to EUR 78 mln. This increase was fully due to an increase in Incurred But Not Identified (IBNI) provisioning and a provision for a single large corporate client.

  Profit for the period increased by EUR 22 mln to EUR 31 mln.

The BU Global Clients

(in millions of euros)	year				quarterly

	2006	2005	% change	% change [2]	Q4 2006	Q3 2006	% change	% change [2]	Q4 2005	% change	% change [2]

Net interest income	555	718	(22.7)	(23.1)	152	113	34.5	35.1	222	(31.5)	(29.8)
Net commissions	1,246	831	49.9	51.2	336	372	(9.7)	(9.0)	209	60.8	66.5
Net trading income	563	711	(20.8)	(20.9)	183	87	110.3	109.2	269	(32.0)	(32.5)
Other operating income	44	88	(50.0)	(45.0)	31	24	29.2	33.3	46	(32.6)	(26.5)

Total operating income	2,408	2,348	2.6	3.0	702	596	17.8	18.3	746	(5.9)	(3.6)
Total operating expenses	2,144	1,765	21.5	22.2	660	527	25.2	25.7	446	48.0	51.6

Operating result	264	583	(54.7)	(55.0)	42	69	(39.1)	(37.8)	300	(86.0)	(85.6)
Loan impairment	(27)	(50)			(3)	(19)			7

Operating profit before tax	291	633	(54.0)	(54.3)	45	88	(48.9)	(47.7)	293	(84.6)	(84.2)
Income tax expense	(13)	80			(8)	1			10

Profit for the period	304	553	(45.0)	(45.1)	53	87	(39.1)	(38.0)	283	(81.3)	(80.8)

Efficiency ratio	89.0%	75.2%			94.0%	88.4%			59.8%

1) all figures exclude the consolidation effect of controlled non-financial investments (see annex 2) 2) % change at constant foreign exchange rates (see annex 2)

	31 Dec 06	31 Dec 05	% change			30 Sep 06	% change

Staff (fte)	1,214	1,153	5.3			1,325	(8.4)
(in billions of euros)
Total assets	69.4	54.6	27.1			68.8	0.9
Risk-weighted assets	25.2	26.2	(3.8)			29.7	(15.2)

The BU Global Clients serves a group of clients who demand the most sophisticated financial solutions customised to their specific needs. They are attracted to ABN AMRO by the industry expertise of the global network of bankers in the BU Global Clients who can deliver these solutions by accessing both the ABN AMRO network and the broad range of products across the Group's portfolio. The product innovation and accumulated experience that result from working with these clients actively drives development of high-quality solutions for all clients of the bank, both within the BU Global Clients and within the regional BUs.

The four client industry groups served are Financial Institutions & Public Sector (FIPS); Technology, Media & Telecommunications (TMT); Energy & Resources (E&R) and Global Industries (including Automotive, Consumer and Global Industrials).

Full year 2006 compared with full year 2005

The year-on-year comparison below was impacted by a restructuring charge for Services (EUR 19 mln gross, EUR 14 mln net) booked in the second quarter of 2006 as well as the fair-market value adjustments of the stake in Korean Exchange Bank (KEB) made in operating income and profit for the period (positive EUR 69 mln in 2005 and negative EUR 13 mln in 2006).

  Total operating income increased by 2.6% to EUR 2,408 mln. Excluding the fair-market value adjustments of KEB, total operating income increased 6.2%. It should be noted that as of the second half of 2005 the BU Global Clients implemented an ongoing programme of credit portfolio hedging, securitisations and loan sales, in line with the Group’s strategy to manage the balance sheet more actively. Costs associated with managing the portfolio are booked as a net charge to operating income.

  The product take-up of clients served in 2005 was approximately one third Mergers & Acquisitions, Fixed Income Capital Markets (FICM), Equity Capital Markets, Structured Lending and Merchant Banking; one third Equities and Financial Markets (rates, foreign exchange, credit and alternatives, and local markets); and one third loan products and Transaction Banking. Further focus on fee-driven products led to a change in the product mix with strong growth in primary and secondary capital markets products. This offset a decline in net interest income, which was consistent with the balance sheet management programme described above. The resulting income stream is of a higher quality and less dependent on capital commitment.

  Total operating expenses increased by 21.5%. This increase was mainly due to a shift in the product mix, which led to an increase in allocated infrastructure and product costs.

  The operating result decreased by 54.7%. Excluding the KEB fair-market value adjustments and the restructuring charge, the operating result decreased by 42.4% as a result of higher costs for balance sheet management and higher costs as mentioned above. Staff costs (excluding performance-related costs) were down.

  Provisions showed a release of EUR 27 mln due to a release in the IBNI provision, reflecting the strong quality of the loan portfolio.

  A number of client-driven transactions with positive tax implications resulted in a tax release of EUR 13 mln.

  Profit for the period decreased by 45.0% to EUR 304 mln. Excluding the KEB fair-market value adjustment and the restructuring charge, profit for the period decreased by 31.6% from EUR 485 mln to EUR 331 mln.

  RWA decreased by EUR 1.0 bln. RWA were 9% of Group RWA and remained well within the 10% Group limit.

Fourth quarter 2006 compared with third quarter 2006

The quarter-on-quarter comparison below was impacted by the fair-market value adjustments of the stake in KEB made at the end of every quarter in operating income and profit for the period (negative EUR 8 mln in the third quarter, positive EUR 15 mln in the fourth quarter).

  Total operating income increased by 17.8% on the back of a number of large client transactions. Strong growth in Global Markets products sold to the BU’s clients, in particular Financial Markets products, Structured Lending and FICM, resulted in a further shift of the product mix to fee-driven products.

  Notable transactions in the fourth quarter:

  In E&R, ABN AMRO was lead arranger and joint bookrunner of the bridge loan facility and financial adviser to CVRD in their offer for 100% of Inco Limited’s shares. The transaction was the largest ever in Latin America, making CVRD the world’s second-largest mining company. We were joint financial adviser to a consortium consisting of Apax Partners Worldwide LLP and Nordic Capital Fund VI in their public cash offer for Capio AB, a leading European healthcare services provider. The E&R team also executed a partial restructure of Newcrest’s gold hedgebook, deferring 1.6 mln ounces of existing hedges from earlier years to later years.

  In FIPS, ABN AMRO was joint bookrunner in the EUR 5.5 bln IPO of NATIXIS, the largest French ECM transaction and largest European secondary offering in 2006. ABN AMRO also acted as an arranger in structuring the groundbreaking Bay Haven transaction. This USD 200 mln three-year CDO of Natural Catastrophe Swaps was the first ever issue of an insurance-linked security with an AA-rated tranche.

  In Global Industries, ABN AMRO was joint bookrunner on the high yield issue and provider of leveraged finance for 20% of the total financing package associated with Apollo Management L.P.’s acquisition of TNT Group’s contract logistics division. We were part of a consortium led by Downer EDI that has been handed responsibility for a AUD 3.6 bln project to build and maintain 626 new rail carriages on Sydney’s CityRail network – Australia’s largest public-private partnership. We were joint bookrunner on Ford Motor Credit Company's first and only term dealer floorplan deal of 2006 worth USD 3.75 bln. ABN AMRO was also joint lead manager and underwriter in the successful pricing of an AUD 650 mln hybrid offer for Sydney Airport, Australia’s largest airport.

  In TMT, ABN AMRO was joint financial adviser and joint sponsor to LogicaCMG in their acquisition of WM-data, a deal that created Europe’s second largest IT services company by market capitalisation. The TMT team also advised Atos Origin on their acquisition of Banksys Card Company in Belgium as well as being joint bookrunner on ECM deals for Telstra, Infosys and Tech Mahindra.

  As previously indicated, we expect the first and the third quarters to be the lowest of the year.

  Total operating expenses increased by 25.2%, due to higher allocated product and infrastructure costs, including bonus accruals, as a result of a higher proportion of Global Markets products sold to the clients of the BU Global Clients. In addition, Global Clients was allocated part of the restructuring charges taken in the regional BUs.

  The operating result decreased by EUR 27 mln to EUR 42 mln.

  Provisions showed a release of EUR 3 mln.

  Profit for the period declined by EUR 34 mln to EUR 53 mln.

  RWA were reduced by EUR 4.5 bln to EUR 25.2 bln due to additional hedging and loan sales to manage the capital allocated effectively.

Recent developments

The BU Global Clients exceeded the objectives set for 2006 as the capital allocated was on average less than 10% of Group capital and the return on capital of 12% was higher than the minimum return target of 10.5% . In 2006, the BU Global Clients was managed on return on assigned risk capital, rather than a targeted efficiency ratio. Therefore the credit portfolio was managed more actively compared with 2005, by means of hedging, securitisations and loan sales, which negatively impacted total operating income in 2006. In addition, a further focus on fee-driven products led to an improvement of the quality of total operating income, as revenues from loan products declined and fee and commission income increased.

The BU Global Clients is committed to improve its return on assigned risk capital to 20% in 2007 and beyond. The RWA limit will stay in place. This target will be achieved by further focus on those areas where the BU Global Clients expects to achieve profitable growth and capital efficiency, including Financial Institutions, as well as a continuation of the delivery of industry expertise to our regional clients, which should result in a further increase in, among others, M&A and ECM revenues from these clients. The BU Global Clients will also benefit from the improvement in the efficiency of the products delivered by the Global Markets and Transaction Banking units.

Product innovation and acquired knowledge of the BU Global Clients that have resulted from working with sophisticated large corporate clients have increasingly been made available to the regional clients of the bank during 2006. This resulted, for instance, in a significant increase in M&A and ECM revenues generated from regional clients by deploying its own M&A and ECM resources to the regional BUs. In order to further drive close cooperation and synergies between the BU Global Clients and the regions, it has been decided to report the results of the BU Global Clients in the regional BUs as of 1 January 2007. ABN AMRO will continue to provide financial information on the BU Global Clients on a quarterly basis, which will make it possible to track progress against the previously communicated targets.

The BU Private Clients

(in millions of euros)	year				quarterly

	2006	2005	% change	% change [1]	Q4 2006	Q3 2006	% change	% change [1]	Q4 2005	% change	% change [1]

Net interest income	544	529	2.8	3.0	133	129	3.1	3.3	133	0.0	0.8
Net commissions	700	612	14.4	14.7	199	147	35.4	35.6	174	14.4	15.5
Net trading income	64	44	45.5	45.9	10	16	(37.5)	(37.5)	13	(23.1)	(21.5)
Other operating income	81	112	(27.7)	(27.7)	23	21	9.5	9.5	21	9.5	9.5

Total operating income	1,389	1,297	7.1	7.3	365	313	16.6	16.8	341	7.0	8.0
Total operating expenses	956	915	4.5	4.7	220	245	(10.2)	(10.0)	229	(3.9)	(3.0)

Operating result	433	382	13.4	13.6	145	68	113.2	113.4	112	29.5	30.4
Loan impairment	40	16	150.0	158.8	(1)	14			1

Operating profit before tax	393	366	7.4	7.2	146	54	170.4	170.6	111	31.5	32.4
Income tax expense	121	87	39.1	39.7	43	18	138.9	139.4	27	59.3	60.4

Profit for the period	272	279	(2.5)	(2.9)	103	36	186.1	186.1	84	22.6	23.5

Efficiency ratio	68.8%	70.5%			60.3%	78.3%			67.2%

1) % change at constant foreign exchange rates (see annex 2)

	31 Dec 06	31 Dec 05	% change			30 Sep 06	% change

Staff (fte)	3,365	4,093	(17.8)			3,298	2.0
(in billions of euros)
Assets under Administration	142	131	8.4			136	4.4
Total assets	20.5	19.1	7.3			21.0	(2.4)
Risk-weighted assets	9.7	9.5	2.1			9.6	1.0

Please note that from 1 January 2006 to 31 December 2006 the BU Private Clients included the results from the former BU Private Clients and the International Diamonds & Jewellery Group.

Full year 2006 compared with full year 2005

  Total operating income increased by 7.1% to EUR 1,389 mln. This was driven by increases across all regions with the Netherlands, France and Germany being the main drivers. Excluding the EUR 38 mln gain on the sale of Nachenius Tjeenk & Co (EUR 38 mln net) in 2005, revenues were up by 10.0%.

  Net interest income grew by 2.8% to EUR 544 mln, on the back of higher volumes in client deposits. The increase in non-interest income was driven by net commissions, which grew by 14.4% to EUR 700 mln, reflecting the client appetite for equity products and Private Investor Products.

  Total operating expenses increased by 4.5% to EUR 956 mln. Excluding restructuring charges (EUR 43 mln in 2005 and EUR -27 mln in 2006), the operating expenses increased by 12.7% as a consequence of the merger of Banque Neuflize and Banque OBC; higher VAT in France following a change in legislation; higher expenses in Asia and Latin America to fund future growth and higher compliance costs.

  The operating result increased by 13.4% to EUR 433 mln. Excluding the gain on the sale of Nachenius Tjeenk &Co and the restructuring charges in 2005 and in 2006, the operating result was up by 4.9%.

  Provisions increased by EUR 24 mln to EUR 40 mln, mainly due to higher provisioning in the Diamonds business.

  Profit for the period decreased by 2.5% to EUR 272 mln, mainly due to higher provisions.

  Assets under Administration increased from EUR 131 bln at the end of December 2005 to EUR 142 bln at the end of December 2006, reflecting an increase in net new assets and higher net asset values due to improved financial markets. The asset mix remained relatively stable with 69% in securities and 31% in cash.

Fourth quarter 2006 compared with third quarter 2006

  Total operating income increased by 16.6% to EUR 365 mln, due to growth of 35.4% in net commissions on the back of higher quarterly bookings in multi-manager discretionary mandate portfolios, higher distribution and management fees in Switzerland and France, as well as increased fees from structured products in Germany, making the fourth quarter the best quarter of 2006.

  Total operating expenses decreased by 10.2% to EUR 220 mln due to the EUR 13 mln release of restructuring charges related to the Services-IT track and the EUR 8 mln release from redundancy costs in France.

  The operating result increased to EUR 145 mln. Excluding the releases mentioned above, the operating result was up by 82.4%.

  Provisions decreased by EUR 15 mln to a EUR 1 mln of release as the provisions for the Diamonds business in the third quarter did not recur in the fourth quarter.

  Profit for the period increased by 186.1% to EUR 103 mln. Excluding the releases mentioned above, profit for the period was up by 127.8%.

  Assets under Administration increased from EUR 136 bln at the end of September 2006 to EUR 142 bln at the end of December 2006 on the back of net new assets of EUR 3.5 bln.

Recent developments

In 2007, ABN AMRO intends to open 11 Private Banking branches in Italy, within Antonveneta. Private Clients also plans to add two Private Banking branches in Brazil and to expand the number of Private Banking locations in India from five to eight.

In November 2006, the BU Private Clients acquired Vermogensgroep in the Netherlands. The acquisition of Vermogensgroep will reinforce the capabilities of the Private Clients in the Ultra-High Net Worth Individuals segment.

Asset Management

(in millions of euros)	year				quarterly

	2006	2005	% change	% change [1]	Q4 2006	Q3 2006	% change	% change [1]	Q4 2005	% change	% change [1]

Net interest income	(15)	6			0	(5)			1
Net commissions	717	596	20.3	20.3	191	173	10.4	10.5	164	16.5	17.8
Net trading income	(4)	14			(1)	(7)			2
Other operating income	130	96	35.4	41.7	66	33	100.0	102.7	20

Total operating income	828	712	16.3	17.2	256	194	32.0	32.6	187	36.9	41.2
Total operating expenses	528	501	5.4	5.7	149	133	12.0	12.4	141	5.7	7.7

Operating profit before tax	300	211	42.2	44.4	107	61	75.4	76.6	46	132.6	143.9
Income tax expense	65	40	62.5	62.5	20	11	81.8	83.6	9	122.2	128.9

Profit for the period	235	171	37.4	40.1	87	50	74.0	75.0	37	135.1	147.6

Efficiency ratio	63.8%	70.4%			58.2%	68.6%			75.4%

1) % change at constant foreign exchange rates (see annex 2)

	31 Dec 06	31 Dec 05	% change			30 Sep 06	% change

Staff (fte)	1,563	1,655	(5.6)			1,692	(7.6)
(in billions of euros)
Assets under Management	193	176	9.7			192	0.5
Total assets	1.4	1.2	16.7			1.3	7.7
Risk-weighted assets	0.9	0.8	12.5			0.8	12.5

Full year 2006 compared with full year 2005

Please note that the comparisons in the section below include the EUR 17 mln tax-exempted gain on the sale of the trust business and the EUR 13 mln gain on the sale of Kazakhstan (EUR 9 mln net), both in 2005. The figures for 2006 include the EUR 28 mln gain on the sale of the Asset Management operations in Curacao (EUR 28 mln net), the EUR 38 mln gain on the sale of the domestic asset management operations in Taiwan (EUR 38 mln net) and the EUR 17 mln gain on the sale of the US mutual funds business (EUR 17 mln net).

  Total operating income went up by 16.3% to EUR 828 mln. Excluding the items mentioned above, total operating income increased by 9.2% to EUR 745 mln. This improvement reflects the EUR 14.9 bln increase in net new money. The 20.3% increase in commission income was related to the higher Asset under Management levels, the higher fee levels on existing products and a further shift in the asset mix towards more profitable products. These developments more than offset the loss of operational revenues from the trust business, which were still part of the 2005 results.

  The increase in net commissions was partly offset by the decline in revenues from seed capital positions, which are reported in the other operating income line.

  The continued improvement in profitability reflects Asset Management’s commitment to build its business on three pillars: solutions, client service and investment performance. This will be further reinforced in the coming years. As a client-focused solutions provider, efforts have centred on delivering added value and tailor-made products for clients. By keeping the clients' needs in mind, Asset Management was able to improve the customer experience through the packaging and better communication of its products and services. As a result the competitive position was enhanced, which continues to support profitable growth. In terms of investment performance, many of the equities and fixed-income products outperformed their benchmarks such as the Global Emerging Markets Bond Fund, the ABN AMRO Global Property Securities Fund and the ABN AMRO High Income Equity Fund.

  The strengthening of these three pillars has translated into tangible business success in 2006. Notable achievement can be seen in the use of internal sales channels, through closer alignment with the bank, and through external sales channels. Financial Institutions & Corporate Clients, has been recently refocused to ensure sharper client focus. Closer cooperation with other parts of ABN AMRO such as Financial Institutions and Public Sector, resulted in two significant Asian central bank mandates. ABN AMRO’s new structure and a change in approach to internal distribution channels were the main drivers behind the significant increase in inflows from the Bank’s mass affluent consumer business and Private Banking clients. The implementation of Asset Management's strategy for Italy accelerated fund sales through the Antonveneta branch network.

  The performance and demand for the Absolute Return Bond Fund, of which EUR 600 mln out of the EUR 2 bln was sold in Italy, and the considerable interest in fund-of-hedge-fund products are examples of some of the successes in 2006. In addition, the EUR 877 mln launch of the Equity Leader Fund by the joint venture operation in China was the largest launch ever for any ABN AMRO Asset Management product. To date, the joint venture has more than tripled its Assets under Management.

  Total operating expenses increased by 5.4% to EUR 528 mln. Lower costs due to the sale of the trust business were more than offset by higher expense levels due to higher bonus accruals and the inclusion of International Asset Management Limited (IAM).

  Operating profit before tax increased by 42.2% to EUR 300 mln. The efficiency ratio improved by 6.6 percentage points to 63.8%. Excluding the items mentioned above, operating profit increased by 19.9% to EUR 217 mln and the efficiency ratio improved by 2.6 percentage points to 70.9%.

  The effective tax rate increased from 19.0% to 21.7%. Excluding the items mentioned above, the tax rate increased from 19.9% to 30.0%, mainly due to the lower level of tax-exempted seed capital gains. The 30.0% effective tax rate is a more normalised level for Asset Management.

  Profit for the period increased by 37.4% to EUR 235 mln. Excluding the items mentioned above profit for the period increased 4.8% to EUR 152 mln.

Fourth quarter 2006 compared with third quarter 2006

Please note that the comparisons in the section below are affected by the EUR 38 mln gain on the sale of the domestic asset management operations in Taiwan (EUR 38 mln net) and the EUR 17 mln gain on the sale of the US mutual funds business (EUR 17 mln net), which were both completed in the fourth quarter.

  Total operating income increased by 32.6% to EUR 256 mln. Excluding the items mentioned above, total operating income increased by 4.1% to EUR 201 mln due to the seasonal increase in commission income as a result of performance fees.

  Total operating expenses increased by 12.0% to EUR 149 mln mainly due to higher bonuses and administrative expenses related to the sale of businesses mentioned above.

  The operating profit before taxes increased by 75.4% to EUR 107 mln. The efficiency ratio improved by 10.4 percentage points to 58.2%. Excluding the gains on sales mentioned above, operating profit before taxes decreased by 13.3% to EUR 52 mln and the efficiency ratio improved 5.2 percentage points to EUR 74.1 mln.

  The effective tax rate was flat at around 18.7%. Excluding the items mentioned above, the effective tax rate increased 20.2 percentage points to 38.5%, as a result of lower tax-exempted gains and the absence of the release of tax liabilities in the US as reported in the third quarter.

  Profit for the period increased by 74.0% to EUR 87 mln. Excluding the items mentioned above, the profit for the period decreased by 34.7% to EUR 32 mln, largely due to the higher effective tax rate.

Recent developments

As at 31 December 2006, Assets under Management (AuM) amounted to EUR 193.3 bln compared with EUR 192.0 bln at the end of the previous quarter. This change in AuM can be explained by EUR 0.2 bln in net inflows and EUR 1.9 bln market appreciation along with negative currency effects of EUR 0.8 bln. The sale of Taiwan and the US Mutual Fund business has had a EUR 3.8 bln negative impact on the AuM. The AuM numbers also include funds under management from the multi-manager and asset management activities of Banque de Neuflize and Banque OBC. The AuM levels at Artemis, the UK-based specialist in active investment products for retail investors, continued to grow strongly. The asset mix changed to 40% equities, 38% fixed income and 22% cash and other.

From the start of 2007, pending approval from the relevant authorities, the 55% of AuM from the former joint venture with Antonveneta, which are not yet reported in ABN AMRO Asset Management, will be transferred from Antonveneta. In addition, the AuM from ABN AMRO Infrastructure Capital Management in London will be transferred to Asset Management as from the start of 2007.

On 3 November 2006, ABN AMRO Asset Management announced that David Kiddie would join ABN AMRO Asset Management in the role of Chief Investment Officer Equities early in 2007 to succeed Kevin Smith who left ABN AMRO Asset Management for personal reasons.

The BU Private Equity

(in millions of euros)	year			quarterly

	2006 [1]	2005 [1]	% change	Q4 2006	Q4 2006 [1]	Q3 2006 [1]	% change	Q4 2005 [1]	% change

Net interest income	43	8		(81)	14	22	(36.4)	4
Net commissions	12	17	(29.4)	0	0	6		(2)
Results from fin. transactions	407	364	11.8	73	70	88	(20.5)	121	(42.1)
Other operating income	18	(8)		10	10	(1)		(12)
Net sales private equity holdings	0	0		1,313	0	0		0

Total operating income	480	381	26.0	1,315	94	115	(18.3)	111	(15.3)
Operating expenses	92	129	(28.7)	362	26	17	52.9	39	(33.3)
Goods and materials priv. equity holdings	0	0		884	0	0		0

Total operating expenses	92	129	(28.7)	1,246	26	17	52.9	39	(33.3)
Operating result	388	252	54.0	69	68	98	(30.6)	72	(5.6)
Loan impairment	26	34	(23.5)	5	5	1		17	(70.6)

Operating profit before tax	362	218	66.1	64	63	97	(35.1)	55	14.5
Income tax expense	(47)	(45)		(23)	(24)	3		(26)

Profit for the period	409	263	55.5	87	87	94	(7.4)	81	7.4

1) all figures exclude the consolidation effect of controlled non-financial investments (see annex 2)

	31 Dec 06	31 Dec 05	% change			30 Sep 06	% change

Staff (fte)	93	109	(14.7)			106	(12.3)
(in billions of euros)
Risk-weighted assets	2.4	2.7	(11.1)			2.6	(7.7)

The BU Private Equity operates through two lines of business: the Buy-out line of business and the Corporate Investments line of business.

The Buy-out line of business acquires, manages and subsequently sells majority-owned (controlling) shareholdings in companies where transactions are structured as leveraged management buy-outs or buy-ins. Buy-out investments are typically only made in mature companies that generate robust cash flows. The Buy-out business operates through seven teams in Europe and Australia.

The Corporate Investments line of business acquires, manages and sells financial, and in most cases, minority participations, in companies where the purpose of the transaction is to provide development and expansion capital on a temporary basis. Financial participations are taken in small and mid-cap later-stage companies, predominantly in the Netherlands.

Under IFRS, the income statements and the balance sheets of companies in which the Group has a controlling interest are consolidated. Any profit or loss of the companies is consolidated, while any profit or loss made on the ultimate divestment of the shares in the companies is recognised at the time of such a sale. The majority of the portfolio that is managed by the Buy-out line of business falls into this category.

Minority-owned participations are not consolidated under IFRS. At the end of each quarter, the fair-market value of these financial participations is determined and changes in the fair-market value as assessed at the end of the previous quarter are recognised in the Group’s profit and loss accounts of that quarter.

Please note that the results analysis below is based on figures excluding the consolidation effect of controlled investments, whereby uncontrolled investments are held at fair-market value and controlled investments are held at such investment's net asset value plus goodwill.

Full year 2006 compared with full year 2005

The BU Private Equity made a total of EUR 483 mln in new investments in 2006. A total of EUR 1,044 mln in proceeds was realised from divestments. As a result of investments, divestments, fair-market value changes of EUR 360 mln and EUR 52 mln of currency and other effects, the value of ABN AMRO’s total portfolio under management by the BU Private Equity decreased from EUR 2,458 mln to EUR 2,309 mln.

  Total operating income increased by 26.0% to EUR 480 mln, mainly resulting from substantially higher unrealised fair-market value returns from unconsolidated investments and lower interest expenses, offset by lower returns from quoted investments.

  Total operating expenses declined from EUR 129 mln to EUR 92 mln. This was mainly due to lower overhead charges and lower goodwill impairments.

  Provisions decreased by EUR 8 mln.

  Profit for the period increased by 55.5% from EUR 263 mln to EUR 409 mln.

Fourth quarter 2006 compared with third quarter 2006

In the fourth quarter of 2006, the BU Private Equity made a total EUR 66 mln of new investments. The Buy-out line of business made a total of EUR 18 mln of new investments including an investment in Saunatec (Finland, manufacturing). The Corporate Investments line of business invested EUR 48 mln, including an investment in Blydenstein-Willink (Netherlands, manufacturing) and various add-ons in existing portfolio companies.

A total of EUR 336 mln in proceeds was realised from divestments. The Buy-out line of business divested EUR 75 mln of investments including those of Dennis Eagle (UK, industrial). The Corporate Investments line of business divested EUR 261 mln of investments, including those in Mammoet (Netherlands, transportation), Multimedia (Poland, communications) and Watermark (Netherlands, IT services). In addition, the Life Sciences portfolio was sold to an independent third-party fund. The fund is managed by the original team who are now operating as an independent venture capital group and the BU Private Equity will continue to be a minority investor.

As a result of investments, divestments, fair-market value changes of EUR 56 mln and EUR 53 mln of currency and other effects, the value of ABN AMRO’s total portfolio under management by the BU Private Equity decreased from EUR 2,470 mln to EUR 2,309 mln. At year-end, ABN AMRO's portfolio consisted of EUR 1,729 mln of buy-out investment, EUR 533 mln of Corporate Investments and EUR 47 mln of listed shares. In addition to the Group’s portfolio, EUR 245 mln was managed by the Buy-out line of business on behalf of third-party investors.

  Total operating income decreased by 18.3% to EUR 94 mln. The decrease was primarily driven by lower unrealised fair-market value returns from unconsolidated investments, partly offset by higher realised returns from exited consolidated investments.

  Total operating expenses increased by EUR 9 mln to EUR 26 mln. This increase is due to higher deal-related costs and higher accrual for incentive compensation.

  Provisions increased by EUR 4 mln to EUR 5 mln.

  A tax release of EUR 24 mln was EUR 27 mln higher than the EUR 3 mln tax charge in the previous period. This increase is primarily due to an incidental tax credit on provisions made earlier.

  Profit for the period decreased by 7.4% to EUR 87 mln.

The 2006 results were substantially supported by very favourable market circumstances. The profit for the period for 2007 is therefore expected to be lower.

Group Functions, including Services

(in millions of euros)	year			quarterly

	2006	2005	% change	Q4 2006	Q3 2006	% change	Q4 2005	% change

Net interest income	(368)	(261)		(185)	(121)		(125)
Net commissions	79	90	(12.2)	(16)	56		26
Net trading income	77	59	30.5	56	(112)		(41)
Results from fin. transactions	182	620	(70.6)	46	137	(66.4)	99	(53.5)
Results from equity holdings	67	114	(41.2)	20	23	(13.0)	6	233.3
Other operating income	461	26		10	232	(95.7)	22	(54.5)

Total operating income	498	648	(23.1)	(69)	215		(13)
Total operating expenses	428	74		88	131	(32.8)	(202)

Operating result	70	574	(87.8)	(157)	84		189
Loan impairment	82	96	(14.6)	18	71	(74.6)	90	(80.0)

Operating profit before tax	(12)	478		(175)	13		99
Income tax expense	(233)	(33)		(91)	(54)		(114)

Profit for the period	221	511	(56.8)	(84)	67		213

	31 Dec 06	31 Dec 05	% change		30 Sep 06	% change

Staff (fte)	4,735	4,126	14.8		4,550	4.1
(in billions of euros)
Total assets	72.6	83.3	(12.8)		75.3	(3.6)
Risk-weighted assets	(2.1)	7.1			(0.9)

Please note that as from 1 January 2006, Group Functions includes the results from the former Group Functions and non client-related former WCS activities (proprietary trading and futures).

For comparison purposes we are excluding the following items:

Full year 2005	Gross (EUR mln)	Net (EUR mln)
Provision for balance sheet adjustments (income)	(86)	(60)
Release healthcare benefit provision (exp)	392	268
Holiday provision (exp)	(56)	(40)
US regulatory fine (exp)	(67)	(67)
Release of tax provisions (tax)		100

Full year 2006	Gross (EUR mln)	Net (EUR mln)
Gain from sale stake K&H Bank (income)	208	208
Gain from sale Futures business (income)	229	190
Services release (exp)	23	15
Restructuring charge (exp)	(29)	(22)
Impairment for exposure in Futures business (LI)	(72)	(51)

The Futures business was sold to UBS in the third quarter of 2006. In 2006, the Futures business contributed EUR 163 mln in operating income and EUR 139 mln in operating expenses.

Full year 2006 compared with full year 2005

  Total operating income decreased by EUR 150 mln to EUR 498 mln. Excluding the operating income items listed above, operating income decreased by EUR 673 mln to EUR 61 mln. The fall can largely be explained by lower Asset & Liability Management (ALM) income and a lower contribution from our equity stakes. The lower ALM income was due to higher funding costs as a result of higher euro and US dollar interest rates, lower returns on the investment portfolio as a result of the flattening yield curve, and marked–to-market losses on capital and risk hedging (CDS portfolio) as the result of credit spreads tightening. Please note that the loss on capital and risk hedging (CDS portfolio) of EUR 261 mln is recovered over time as the underlying asset matures. The lower contribution of our stakes was related to the absence of the contribution of our stake in Antonveneta and K&H, partly offset by a higher contribution from our stake in Capitalia.

  Total operating expenses increased by EUR 354 mln to EUR 428 mln. Excluding the expense items listed above, expenses increased by EUR 79 mln. The increase is mainly the result of higher costs for control, including compliance, Sarbanes-Oxley and Basel II.

  The operating result decreased by EUR 504 mln to EUR 70 mln. Excluding the income and expense items listed above, the operating result decreased by EUR 752 mln.

  Provisions decreased by EUR 14 mln. Excluding the Futures provision of EUR 72 mln, provisions decreased by EUR 86 mln.

  Taxes declined by EUR 200 mln due to a release of EUR 233 mln. Excluding the tax release in 2005 and the tax expenses related to the items listed above, taxes decreased by EUR 237 mln due to a large tax credit in the Netherlands and some other countries.

  Profit for the period decreased by EUR 290 mln to a negative EUR 221 mln. Excluding the items listed above, profit for the period decreased by EUR 429 mln.

Fourth quarter 2006 compared with third quarter 2006

  Total operating income decreased by EUR 284 mln to a negative EUR 69 mln. Excluding the EUR 229 mln gain on the sale of the Futures business in the third quarter, the operating income decreased by EUR 55 mln. The decline can be explained by the absence of Futures-related income in the fourth quarter (following the sale of the Futures business in the third quarter) and lower ALM results, partly offset by higher proprietary trading results.

  Total operating expenses decreased by EUR 43 mln to EUR 88 mln despite the EUR 29 mln restructuring charge (see below). The decrease can be explained by the absence of Futures related expenses in the fourth quarter (following the sale of the Futures business in the third quarter).

  The operating result decreased by EUR 241 mln to a negative EUR 157 mln, mainly due to the gain on the sale of the Futures business in the third quarter, which did not recur in the fourth quarter.

  Provisioning decreased by EUR 53 mln. Excluding the futures provision of EUR 72 mln in the third quarter, provisioning increased by EUR 19 mln.

  Taxes decreased by EUR 37 mln to a release of EUR 91 mln.

  Profit for the period decreased by EUR 151 mln to a negative EUR 84 mln.

Recent developments

With the third quarter results, ABN AMRO announced measures to improve the cost efficiency and productivity in Group Functions. The improvement in operational efficiency will be achieved by focusing on efficiency and productivity that will affect more than 500 FTEs mainly at head office. In the fourth quarter we took a restructuring charge of EUR 29 mln. The headcount reduction of 500 FTEs will start in 2007.

At the beginning of 2007, we have executed a hedge related to the USD profits in the form of an option collar structure (EUR call 1.31 - EUR put 1.26) .

The BU Global Markets

(in millions of euros)	year			year *

	2006	2005	% change	2006	2005	% change

Net interest income	85	393	(78.4)	159	363	(56.2)
Net commissions	1,296	962	34.7	1,225	888	38.0
Net trading income	2,849	1,680	69.6	2,519	1,551	62.4
Results from fin. transactions	111	532	(79.1)	133	491	(72.9)
Other operating income	207	1		207	1

Total operating income	4,548	3,568	27.5	4,243	3,294	28.8
Total operating expenses	3,527	3,173	11.2	3,417	2,993	14.2

Operating result	1,021	395	158.5	826	301	174.4
Loan impairment	84	(15)		81	(15)

Operating profit before tax	937	410	128.5	745	316	135.8
Income tax expense	136	43		78	15

Profit for the period	801	367	118.3	667	301	121.6

Efficiency ratio	77.6%	88.9%		80.5%	90.9%

* Excluding Regional Treasury and other activities that have been transferred to the GM business in the course of this year

The BU Global Markets groups its products into Equities, Financial Markets, Fixed Income Capital Markets (FICM), and Structured Lending. Financial Markets covers macro products (rates and foreign exchange), credit and alternatives, and local markets.

Global Markets includes the sales and trading (equity, fixed income and foreign exchange), structured lending and FICM activities, which are reported in the regional Client BUs and in the BU Global Clients, as well as the proprietary trading and futures brokerage activities (sold in the third quarter of 2006), which are reported in Group Functions.

The 2005 and 2006 results are shown both excluding and including the regional Treasury activities that were previously not reported in the BU Global Markets results (even though they were the responsibility of the BU Global Markets).

The analysis below is based on the Global Markets results excluding these activities, as the communicated target of a five percentage point improvement in the efficiency ratio in 2006 did not include these regional Treasury activities.

Full year 2006 compared with full year 2005
The full year comparison is impacted by two restructuring charges. A Services restructuring charge was booked in the second quarter (EUR 50 mln gross, EUR 38 mln net), and in the fourth quarter of 2006 an additional restructuring charge (EUR 35 mln gross, EUR 26 mln net) was booked to further improve the operational performance of the business through a series of targeted headcount reductions. The full year numbers also include the gain on the sale of the Futures business (EUR 229 mln gross, EUR 190 mln net) and the provision related to the Futures business (EUR 72 mln gross, EUR 51 mln net) both booked in the third quarter of 2006.

  Total operating income increased by 28.8%. Excluding the gain on the sale of the futures business, total operating income was up 21.9% as revenues across all product groups increased, with the exception of proprietary trading. The business mix shifted towards higher-margin structured products and activities.

  Equities continued its strong performance this year following the realignment of the business in 2005.Strong revenue growth was driven by higher client activity and rising equity markets, particularly in derivative and structured products, for commercial and consumer clients (the Private Investor Product business).

  Financial Markets revenues increased, with the core business performing well. The continued emphasis   on the growth of structured products resulted in a number of innovations, including SURF, the market’s inaugural public Constant Proportion Debt Obligation (CPDO) – a new form of synthetic credit investment.

  Structured Lending ended the year strongly. A closer alignment between products and client regions, particularly in leveraged finance and structured finance, resulted in significant revenue growth in 2006 forthe year as a whole.

  FICM saw strong deal flow over the year and consolidated ABN AMRO’s position as a leading house in   key, high-growth market segments including covered bonds and structured real estate.

  Total operating expenses increased by 14.2% due to higher bonus accrual on the back of higher revenues and restructuring costs. Excluding the restructuring charges, operating expenses went up by 11.3%, leading to positive scissors of 10.6 % points. Good cost control and initial benefits from the actions announced in the first quarter of 2006 kept non-performance related costs almost flat, despite increased expenses for Basel II and compliance. The number of FTEs decreased by 200 in the last quarter of the year.

  The operating result improved by EUR 525 mln to EUR 826 mln. Excluding the gain on the sale of the Futures activities and the restructuring charges, the operating result improved by EUR 380 mln to EUR 682 mln and the efficiency ratio improved from 90.9% to 83.0%. The BU Global Markets exceeded the commitment of a five percentage point improvement in the efficiency ratio for 2006, even including EUR 85 mln in restructuring charges. This progress is supportive of the decision to unbundle the former WCS business at the end of 2005.

  Provisions increased by EUR 96 mln due to the futures provision of EUR 72 mln.

  Taxes increased by EUR 63 mln to EUR 78 mln.

  Profit for the period rose from EUR 301 mln to EUR 667 mln. Excluding the restructuring charges, the gain on the sale of the Futures activities and the futures provision, profit for the period increased from EUR 301 mln to EUR 592 mln.

Recent developments

Global Markets will focus on driving further revenue growth through deeper penetration of regional clients in selected markets and increased focus on the Financial Institutions client group (mainly banks and insurance companies). We will continue to invest in areas of particular product strength (for example the Private Investor Product franchise) or in support of growing areas of client demand (structured products).

In addition, we will continue to be more selective about what products and services we offer and where, and we will discontinue marginal operations, which will improve the efficiency of our product delivery. Product participation choices made in 2006 are the sale of the Futures business to UBS, the withdrawal from US Treasury primary dealer activities, the sale of European and North American greenfield Infrastructure Capital businesses, the termination of High-Grade Credit Research, the scaling back of the Structured Lending agency business, the closure of the Paris-based Equity Foreign Arbitrage groups, and the integration of Alfred Berg including a reduction of locations for Scandinavian equities. We will continue to review our products on an ongoing basis, participating only where we can profitably deliver high-quality products to our chosen clients.

Global Markets will further accelerate the improvement in the efficiency ratio that started in 2006, and has committed to an efficiency ratio target of 75% in 2007. This target includes the results from regional Treasury activities that were already managed by Global Markets, but only reported in Global Markets as from the third quarter of 2006.

Annex 1

Cautionary statement regarding forward-looking statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the US Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the US Securities and Exchange Commission.

The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Annex 2

Use of non-GAAP financial measures

Constant foreign exchange rates

Throughout the discussion of the operating results in the press release, the financial results and performance compared to the prior period, both in euros and percentage terms, are given in euros. We may also, where deemed significant, explain variances in terms of ’constant foreign exchange rates’ or ‘local currency’. Both ’constant foreign exchange rates’ and ‘local currency’ exclude the effect of currency translation differences and is a non-GAAP financial measure which, unlike actual growth, cannot be derived directly from the information in the financial statements. ’Local currency’ performance is measured for single currency volume differences. Management assesses, in part, the underlying performance of our individual businesses by separating foreign exchange translation effects throughout the income statement so as to understand the underlying trend of the business performance. The adjustments relate in particular to the impact of fluctuations in exchange rates used in translating results reported by our BUs North America and Latin America in US dollar and Brazilian real into euros, as well as the various currencies used in the BU Asia. Management believes that the exclusion of these items provides a better understanding of the underlying operational performance of our businesses during such periods. Fluctuations in exchange rates are outside of the control or influence of management and may distort the analysis of underlying operating performance of our businesses during the periods under review. External stakeholders, such as business analysts, also use these measures. However, we recognise that these measures should not be used in isolation and, accordingly, we begin our analysis in the press release on the performance of the bank and of the BUs with the comparable GAAP actual growth measures that reflect all the factors that affect our business.
We calculate the comparable constant foreign exchange rate performance by multiplying the local currency volumes over the period to be compared with the average monthly exchange rates of the previous period being compared. For example, the volumes of the year ended 31 December 2005, are multiplied by the average monthly exchange rates of 2004 to compare with the results of 2004 on a constant basis.

Consolidation effect controlled non-financial investments

IAS 27 requires the consolidation of private equity investments over which we have control, including non-financial investments managed as private equity investments. However, as a practical matter, our private equity business is managed separately from the rest of our banking business and management does not measure the performance of our banking business based on our consolidated results of operations. Our private equity business involves buying equity stakes in unlisted companies over which we can establish influence or control, and managing these shareholdings as an investor for a number of years with a view to selling these with a profit. The companies in which we have these temporary holdings are active in different types of business other than the financial industry. We believe that combining these temporary holdings with our core banking business does not provide a meaningful basis for discussion of our financial condition and results of operations.
In the presentation of the tables in this press release, in order to understand our performance, we have removed the effects of a line-by-line consolidation in the income statement of the private equity holdings of our Business Unit Private Equity. The results excluding the consolidation effect include the ‘de-consolidated’ holdings based on the equity method. Similarly, in the presentation of our consolidated results of operations and in the segment discussion of our Business Unit Private Equity, we have removed the effects of consolidation of our private equity holdings from the various line items of the income statement and classified only the net operating profit of these investments under ‘Results from financial transactions’. The measures excluding the effects of consolidation of our private equity holdings are non-GAAP financial measures. Our management refers to these non-GAAP financial measures in making operating decisions because the measures provide meaningful supplemental information regarding our operational performance. In addition, these non-GAAP financial measures facilitate management’s internal comparisons to our historical operating results and comparisons to competitors’ operating results. In accordance with applicable rules and regulations, we have presented, and investors are encouraged to review, reconciliations of non-GAAP financial measures to the most comparable GAAP measures, i.e., reconciliations of our results excluding the consolidation effects of our private equity holdings to our results including those effects in this Annex.

The following table provides an overview of the income statement reconciliation of the non-GAAP financial measure ‘Group excluding consolidation effect’ to ’Group including consolidation effect’, the latter being fully compliant with IFRS.

Reconciliation of income statement to Group income statement including consolidation of consolidated non-financial investments

	year 2006			year 2005

(in millions of euros)	Group	cons.	Group	Group	cons.	Group
	(excl.	effect	(incl.	(excl.	effect	(incl.
	cons.		cons.	cons.		cons.
	effect)		effect)	effect)		effect)

Net interest income	10,917	(342)	10,575	9,065	(280)	8,785
Net commissions	6,062	0	6,062	4,691	0	4,691
Net trading income	2,982	(3)	2,979	2,619	2	2,621
Result from financial transactions	1,072	15	1,087	1,246	35	1,281
Result from equity participations	243	0	243	263	0	263
Other operating income	1,382	0	1,382	1,062	(6)	1,056
Net sales private equity holdings	0	5,313	5,313	0	3,637	3,637

Total operating income	22,658	4,983	27,641	18,946	3,388	22,334
Operating expenses	15,774	1,255	17,029	12,935	847	13,782
Goods & materials private equity holdings	0	3,684	3,684	0	2,519	2,519

Total operating expenses	15,774	4,939	20,713	12,935	3,366	16,301
Operating result	6,884	44	6,928	6,011	22	6,033
Loan impairment	1,855	0	1,855	635	0	635

Operating profit before tax	5,029	44	5,073	5,376	22	5,398
Income tax expense	858	44	902	1,120	22	1,142

Net operating profit	4,171	0	4,171	4,256	0	4,256
Discontinued operations (net)	609	0	609	187	0	187

Profit for the period	4,780	0	4,780	4,443	0	4,443

UNAUDITED

Annex 3

ABN AMRO Holding N.V.

Interim Financial Report for the year
ended 31 December 2006

8 February 2007

UNAUDITED

Consolidated income statement for the year ended 31 December / 3 months ended 31 December

	Year ended	Year ended	3 months	3 months
	31	31	ended 31	ended 31
	December	December	December	December
	2006	2005	2006	2005

	(in millions of euros)		(in millions of euros)
Net interest income [4]	10,575	8,785	2,648	2,129
Net fee and commission income [5]	6,062	4,691	1,566	1,270
Net trading income [6]	2,979	2,621	791	891
Results from financial transactions [7]	1,087	1,281	326	316
Share of result in equity accounted investments [18]	243	263	74	44
Other operating income [8]	1,382	1,056	396	253
Income of consolidated private equity holdings [24]	5,313	3,637	1,313	1,185

Operating income	27,641	22,334	7,114	6,088

Personnel expenses [9]	8,641	7,225	2,319	1,779
General and administrative expenses	7,057	5,553	1,826	1,590
Depreciation and amortisation	1,331	1,004	347	280
Goods and materials of consolidated private equity
holdings [24]	3,684	2,519	884	804

Operating expenses	20,713	16,301	5,376	4,453
Loan impairment and other credit risk provisions [17]	1,855	635	509	281

Total expenses	22,568	16,936	5,885	4,734

Operating profit before taxes	5,073	5,398	1,229	1,354
Income tax expense [10]	902	1,142	246	80

Profit from continuing operations	4,171	4,256	983	1,274
Profit from discontinued operations net of tax [11]	609	187	403	47

Profit for the year / period	4,780	4,443	1,386	1,321

Attributable to:
Shareholders of the parent company	4,715	4,382	1,359	1,296
Minority interests	65	61	27	25

Earnings per share attributable to the shareholders of the
parent company (in euros) [12]
From continuing operations
Basic	2.18	2.33	0.51	0.67
Diluted	2.17	2.32	0.51	0.67
From continuing and discontinued operations
Basic	2.50	2.43	0.72	0.70
Diluted	2.49	2.42	0.72	0.69

Numbers stated against items refer to the notes.

UNAUDITED

Consolidated balance sheet at 31 December

	31	31
	December	December
	2006	2005

	(in millions of euros)
Assets
Cash and balances at central banks	12,317	16,657
Financial assets held for trading [13]	205,736	202,055
Financial investments [14]	125,381	123,774
Loans and receivables — banks [15]	134,819	108,635
Loans and receivables — customers [16]	443,255	380,248
Equity accounted investments [18]	1,527	2,993
Property and equipment	6,270	8,110
Goodwill and other intangible assets [19]	9,407	5,168
Assets of businesses held for sale	11,850	-
Accrued income and prepaid expenses	9,290	7,614
Other assets	27,212	25,550

Total assets	987,064	880,804

Liabilities
Financial liabilities held for trading [13]	145,364	148,588
Due to banks	187,989	167,821
Due to customers	362,383	317,083
Issued debt securities [20]	202,046	170,619
Provisions	7,850	6,411
Liabilities of businesses held for sale	3,707	-
Accrued expenses and deferred income	10,640	8,335
Other liabilities	21,977	18,723

Total liabilities (excluding subordinated liabilities)	941,956	837,580
Subordinated liabilities [21]	19,213	19,072

Total liabilities	961,169	856,652

Equity
Share capital	1,085	1,069
Share premium	5,245	5,269
Retained earnings	18,599	15,237
Treasury shares	(1,829)	(600)
Net gains not recognised in the income statement	497	1,246

Equity attributable to shareholders of the parent company	23,597	22,221
Equity attributable to minority interests	2,298	1,931

Total equity	25,895	24,152

Total equity and liabilities	987,064	880,804

Credit related contingent liabilities [22]	51,279	46,021
Committed credit facilities [22]	145,418	141,010

Numbers stated against items refer to the notes.

UNAUDITED

Consolidated statement of changes in equity for the year ended 31 December

	2006	2005

	(in millions of euros)
Share capital
Balance at 1 January	1,069	954
Issuance of shares	-	82
Dividends paid in shares	16	33

Balance at 31 December	1,085	1,069

Share premium
Balance at 1 January	5,269	2,604
Issuance of shares	-	2,611
Share-based payments	111	87
Dividends paid in shares	(135)	(33)

Balance at 31 December	5,245	5,269

Retained earnings
Balance at 1 January	15,237	11,580
Profit attributable to shareholders of the parent company	4,715	4,382
Cash dividends paid	(807)	(659)
Dividends paid in shares	(656)	-
Other	110	(66)

Balance at 31 December	18,599	15,237

Treasury shares
Balance at 1 January	(600)	(632)
Share buy back	(2,204)	32
Utilised for dividends paid in shares	832	-
Utilised for exercise of options and performance share plans	143	-

Balance at 31 December	(1,829)	(600)

Net gains/(losses) not recognised in the income statement
Currency translation account
Balance at 1 January	842	(238)
Transfer to income statement relating to disposals	(7)	(20)
Currency translation differences	(427)	1,100

Subtotal — Balance at 31 December	408	842

Net unrealised gains/(losses) on available-for-sale assets
Balance at 1 January	1,199	830
Net unrealised gains/(losses)	(233)	717
Net (gains)/losses reclassified to the income statement	(602)	(348)

Subtotal — Balance at 31 December	364	1,199

Cash flow hedging reserve
Balance at 1 January	(795)	(283)
Net unrealised gains/(losses)	735	(386)
Net (gains)/losses reclassified to the income statement	(215)	(126)

Subtotal — Balance at 31 December	(275)	(795)

Net gains/(losses) not recognised in the income statement at 31 December	497	1,246

Equity attributable to shareholders of the parent company at 31 December	23,597	22,221

UNAUDITED

Consolidated Statement of changes in equity for the year ended 31 December continued

	2006	2005

	(in millions of euros)
Minority interests
Balance at 1 January	1,931	1,737
Additions	208	202
Reductions	-	(49)
Acquisitions/disposals	203	(136)
Profit attributable to minority interests	65	61
Currency translation differences	(46)	133
Other movements	(63)	(17)

Equity attributable to minority interests at 31 December	2,298	1,931

Total equity at 31 December	25,895	24,152

UNAUDITED

Consolidated Cash Flow Statement for year ended 31 December

	Year ended	Year ended
	31 December	31 December
	2006	2005

	(in millions of euros)
Cash flows from operating activities	(4,658)	(18,776)
Cash flows from investing activities	(15,062)	(15,185)
Cash flow from financing activities	18,285	31,112

Movement in cash and cash equivalents	(1,435)	(2,849)
Cash and cash equivalents at 1 January	6,043	8,603
Currency translation differences	264	289

Cash and cash equivalents at 31 December	4,872	6,043

	31 December	31 December
	2006	2005

Determination of cash and cash equivalents:
Cash and balances at central banks	12,317	16,657
Loans and receivables – banks	9,464	5,455
Due to banks	(16,909)	(16,069)

Cash and cash equivalents	4,872	6,043

UNAUDITED

Notes to the Consolidated Income Statement and Balance Sheet

(unless otherwise stated, all amounts are in millions of euros)

1      Basis of presentation

This interim report for the year ended 31 December 2006 is prepared in accordance with IAS 34 – Interim Financial Reporting. It does not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of ABN AMRO Holding N.V. for the year ended 31 December 2005 as included in the Annual Report 2005. ABN AMRO’s 2006 consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’) and do not utilise the portfolio hedging carve out permitted by the EU. Accordingly the accounting policies applied by the Group also comply fully with IFRS. In preparing this interim financial report, the same accounting principles and methods of computation are applied as in the consolidated financial statements for the year ended 31 December 2005. In the opinion of management, all adjustments necessary for a fair presentation of the results of operations for the interim periods have been made. This interim financial report is unaudited.

2      Developments

Main acquisitions

Antonveneta

On 2 January 2006 the Group acquired a controlling interest in Banca Antoniana Popolare Veneta (Antonveneta) in order to increase its mid-market footprint, and continue, and accelerate the existing successful partnership that gives access to the large Italian banking market and the customer base of Antonveneta.

During 2005 the Group had already increased its interest in Antonveneta from 12.7% to 29.9% . The purchase of 79.9 million shares of Antonveneta from Banca Popolare Italiana on 2 January 2006 resulted in the Group acquiring a controlling 55.8% share. Following purchases of shares in the open market, a public offering and the exercise of the Group’s right under Italian law to acquire minority share holdings, ABN AMRO now owns 100% of the outstanding share capital of Antonveneta.

The Group paid EUR 26.50 per share for Antonveneta, representing a total consideration paid by the Group of EUR 7,499 million. Total goodwill arising from the acquisition of Antonveneta increased from EUR 4,330 million in the third quarter of 2006 to EUR 4,399 million at year end mainly as a result of an adjustment of the fair value of the purchased loan portfolio. During 2006 the acquisition of Antonveneta contributed for an amount of EUR 2,071 million to the operating income and for an amount of EUR 192 million to the profit of the Group.

The impact of consolidating Antonveneta in the figures of ABN AMRO Holding N.V. as at 31 December 2006 can be summarised as follows (including the IFRS purchase accounting adjustment of net EUR 221 million):

Year ended
31 December
Income statement	2006

Operating income	2,071
Operating expenses	1,310
Loan impairment and other credit risk provisions	382

Operating profit before tax	379
Income tax expense	187

Profit for the year	192

UNAUDITED

31 December
Balance sheet	2006

Loans and receivables – banks	4,640
Loans and receivables - customers	38,070
Sundry assets	8,775

Total assets	51,485

Due to banks	11,777
Due to customers	19,742
Issued debt securities	9,803
Sundry liabilities	6,623

Total liabilities	47,945

Where we have not further explained significant movements in balances in the notes hereafter, these movements are caused by the inclusion of Antonveneta in the consolidated figures.

Banco ABN AMRO Real

On 20 September 2006, ABN AMRO exercised its right to call Banca Intesa's remaining 3.86% holding in Banco ABN AMRO Real. The total consideration for the acquisition of the shares amounted to EUR 233 million. After the exercise of the rights ABN AMRO owns 97.5% of the shares in Banco ABN AMRO Real.

Capitalia

On 18 October 2006 we purchased 24.6 million shares, representing a stake of 0.95%, in Capitalia from Pirelli S.p.A. After this purchase the Group has a stake of 8.60% in Capitalia. The consideration paid for the shares amounted to EUR 165 million.

Main Disposals

Sale of Bouwfonds non-mortgage

On 1 December 2006 the Group disposed of the property and asset management activities of its Bouwfonds subsidiary. The following activities were sold to Rabobank for a cash consideration of EUR 852 million: Bouwfonds Property Development, Bouwfonds Asset Management, Bouwfonds Fondsenbeheer, Rijnlandse Bank and Bouwfonds Holding. The Bouwfonds Property Finance activities were sold for a cash consideration of EUR 825 million to SNS Bank. The total net gain on the sale of Bouwfonds amounted to EUR 338 million.

The operating result and disposal gain of the Bouwfonds businesses sold have been reported as discontinued operations in the profit and loss account.

Kereskedelmi és Hitelbank Rt

In May 2006, ABN AMRO completed the sale of its 40% participation in Kereskedelmi és Hitelbank Rt (K&H) of Hungary, as announced in December 2005, for a consideration of EUR 510 million to KBC Bank (Belgium). The profit recorded on the sale included in other operating income is EUR 208 million.

Global Futures business

On 30 September 2006 ABN AMRO sold the Global Futures business for an amount of EUR 305 million (USD 386 million). The net profit on the sale amounted to EUR 190 million (EUR 229 million gross). During 2006 the Global Futures business contributed EUR 169 million of operating income and a loss of EUR 13 million to the Group.

ABN AMRO Mortgage Group, Inc.

On 22 January 2007 ABN AMRO announced that it has reached an agreement to sell ABN AMRO Mortgage Group, Inc., its US-based Residential Mortgage Broker Origination platform and servicing business, which includes ABN AMRO Mortgage Group, InterFirst and Mortgage.com, to Citigroup. Citigroup will purchase approximately EUR 7.8 billion in net assets, of which approximately EUR 2.3 billion is ABN AMRO Mortgage Group's mortgage servicing rights associated with its EUR 170 billion mortgage servicing portfolio. ABN AMRO Mortgage Group, Inc. is shown as discontinued operations in this interim financial report.

UNAUDITED

Restructuring activities

Restructuring charges and releases in income statements

Restructuring costs have been recognised in the fourth quarter of EUR 123 million in respect of the efficiency improvement initiatives in Group Functions, North America and Global Markets, as included in our regional business unit segments. Earlier in the year provisions of EUR 137 million have been accounted for in relation to the services and IT alignment initiatives. A review performed on restructuring provisions established in prior years has led to a release of EUR 118 million for the full year of which EUR 34 million in the fourth quarter.

Improve productivity and efficiency in Group Functions

The Group has identified opportunities to improve productivity and efficiency whilst maintaining an effective control framework at all times. This will affect more than 500 FTEs mainly at the head office and predominantly in Group Risk and corporate IT projects through acceleration of the IT operating model for Group Functions. The restructuring provision accounted for in the fourth quarter in relation to this amounts to EUR 47 million.

Improve efficiency ratio of BU North America

In order to bring the efficiency ratio in line with peers a process of continuous efficiency improvement has started. The first step was the announcement at the end of 2006 to reduce the North America workforce by 900 FTEs. A provision of EUR 41 million has been recorded in the fourth quarter.

Improve efficiency ratio of Global Markets

After successfully reducing the efficiency ratio over 2006 further initiatives are taken to further improve this ratio to a target level of 75%. A provision of EUR 85 million has been recorded to support the initiative.

Services Operations initiative

The Operations organisation is responsible for the bank's internal services such as transaction processing, clearing and settlement. The Services Operations initiative brings together a portfolio of projects, covering the whole scope of the global banking operations and improving the efficiency of the internal processes. The initiative is being implemented over a three-year timeframe (2006-2008) and will result in expected annual cost savings of EUR 80 million (as of 2008). Out of a total of 22,000 Services Operations staff globally, approximately 2,400 full-time equivalents (FTEs) will be impacted over the course of initiative. The initiative will mainly impact operations in The Netherlands, United States, Brazil and United Kingdom. Over the same period, almost 900 FTEs will be recruited in lower cost locations, primarily in India. Therefore, the net global reduction in staff will be approximately 1,500 FTEs.

IT alignment

ABN AMRO will further align all IT areas within the bank to the global Services IT model previously established. All sourcing will be brought under a single governance structure, supported by a multi-vendor operating model. In Europe, the IT alignment will primarily have consequences for the IT-related activities in the UK. This will happen through consolidation of infrastructure estate and further off shoring of application development. It will also lead to a significant reduction in contractors and consultants. As a result of this alignment the bank expects to realise EUR 70 million annual net savings by 2008.

UNAUDITED

3      Segment reporting

Segment information is presented in respect of the Group’s business. The primary format, business segments, is consistent with the Group’s management and internal reporting structure applicable in the financial year.

Measurement of segment income and results is based on the Group’s accounting policies. Segment income and results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Transactions between segments are conducted at arm’s length.

Business segments

Netherlands

BU Netherlands comprises the former C&CC (Consumer & Commercial Clients) BU Netherlands and the commercial clients from the former WCS (Wholesale Clients) business in The Netherlands. BU Netherlands serves almost five million clients, including consumer, small to medium-sized enterprises (SME), corporate clients and wholesale clients. BU Netherlands offers a broad range of investment, commercial and retail banking products and services via its multi-channel service model existing of a network of branches, internet banking facilities, a customer contact center and ATMs throughout The Netherlands. BU Netherlands focuses increasingly on mass affluent customers and commercial mid-market clients. BU Netherlands also comprises the ABN AMRO Mortgage Group including the former Bouwfonds mortgage activities. The non-mortgage activities of Bouwfonds were sold during the year.

Europe (including Antonveneta)

BU Europe is present in 28 countries and has clients based in Europe (excluding The Netherlands), Russia, Kazakhstan, Uzbekistan and Africa. The BU serves two client bases: the commercial clients on Italy and those formerly served by WCS (excluding the clients served by the BU Global Clients) and consumer clients in Italy and those formerly served by New Growth Markets.

North America

BU North America comprises the former C&CC BU NA and the commercial clients from the former WCS business in the United States and Canada. The core of BU North America is LaSalle Bank, headquartered in Chicago, Illinois. BU North America serves a large number of clients, including small businesses, mid-market companies, larger corporates, institutions and municipalities. BU North America offers a broad range of investment, commercial and retail banking products and services through a network of branches and ATMs in Illinois, Michigan and Indiana. BU North America focuses increasingly on mass affluent customers and commercial mid-market clients. While based in the US Midwest, BU North America reaches further through an expanding network of regional commercial banking offices across the US.

Latin America

BU Latin America comprises the former BU Brazil and the commercial clients from the former WCS business in Latin America. It has a presence in nine Latin American countries: Brazil, Argentina, Chile, Colombia, Ecuador, Mexico, Paraguay, Uruguay and Venezuela, with the presence of Banco ABN AMRO Real in Brazil representing the majority of the operations. In Brazil, Banco ABN AMRO Real is a retail and commercial bank, offering full retail, corporate and investment banking products and services. It operates as a universal bank offering financial services through an extensive network of branches, points-of-sale and ATMs. BU Latin America also has a strong presence in the Brazilian consumer finance business through its Aymoré franchise, focused on vehicle and other consumer goods financing nationwide.

Asia

BU Asia comprises the former New Growth Markets businesses in Asia and the former WCS Asia activities excluding the clients that are included in BU Global Clients. The BU Asia offers financial services for consumer and commercial clients in 16 countries and territories in Asia. The bank serves over 3.2 million individual clients in offering them consumer finance, credit cards and its Van Gogh Preferred Banking concept. Through timely and viable banking solutions such as trade finance, business loans, credit facilities and cash management, it serves small to medium-sized businesses.

Global Clients

BU Global Clients comprises a select group of multinational corporations in four industry groups, namely: Financial Institutions and Public Sector (FIPS), Technology, Media and Telecommunications (TMT), Energy & Resources (including Oil and Gas, Power and Utilities, Metals and Mining, and Healthcare and Chemicals) and Global Industries (including Automotive, Consumer and Global Industrials).

Private Clients

BU Private Clients offers private banking services to wealthy individuals and families with investable assets of EUR 1 million or more. In the past few years, BU Private Clients built up an onshore private banking network in continental Europe through organic growth in The Netherlands and France, and through the acquisition of Delbrück Bethmann Maffei in Germany and Bank Corluy in Belgium.

UNAUDITED

Asset Management

Our asset management business operates in more than 20 countries across Europe, the Americas, Asia and Australia. Global portfolio management centres are located in six cities: Amsterdam, Atlanta, Chicago, Hong Kong, London and Singapore. Asset Management offers investment products in all major regions and asset classes. Its investment philosophy is characterised by an internationally coordinated investment process and well-monitored risk management.

Asset Management’s products for institutional clients such as central banks, pension funds, insurance companies and charities are distributed directly. Funds for private investors are distributed through our consumer and private banking arms, as well as via third party distributors. Asset Management’s institutional client business represents slightly more than half of the assets managed. Retail and third party clients account for a further 30%, and the remainder of the assets managed are in discretionary portfolios managed for Private Clients.

Private Equity

Private Equity acquires, manages and subsequently sells both majority-owned (controlling) shareholdings in companies where transactions are structured as leveraged management buy-outs or buy-ins as well as minority participations in companies in order to provide development and expansion capital on a temporary basis. Both types of transactions are initiated with a view to selling at a profit.

Group Functions, including Group Services

Group Functions provide guidance on ABN AMRO’s corporate strategy and supports the implementation of the strategy in accordance with our Managing for Value methodology, Corporate Values and Business Principles. By aligning and uniting functions across ABN AMRO, Group Functions facilitates Group–wide sharing of best practices, innovation, and binds the Group together in both an operational and cultural sense. Group Functions performs services for the Group that have been centralised and/or are shared across the Group. Group Functions includes Group Asset and Liability Management, which manages an investment and derivatives portfolio in order to manage the liquidity and interest rate risk of the Group. Group Functions also holds the Group’s strategic investments, proprietary trading portfolio and records any related profits or losses.

UNAUDITED

Business segment information – for the year ended 31 December 2006

	Nether-		North	Latin		Global
	lands	Europe	America	America	Asia	Clients

Net interest income	3,078	1,316	2,348	2,905	511	555
Net fee and commission income	751	783	697	484	593	1,246
Net trading income	486	1,032	229	209	310	563
Result from financial transactions	28	169	155	34	12	41
Share of result in equity accounted
investments	51	1	4	55	62	-
Other operating income	246	111	313	51	31	3
Income of consolidated private equity holdings	-	-	-	-	-	-

Operating income	4,640	3,412	3,746	3,738	1,519	2,408

Operating expenses	3,118	2,743	2,457	2,219	1,089	2,144
Loan impairment and other credit risk
provisions	359	397	38	722	218	(27)

Total expenses	3,477	3,140	2,495	2,941	1,307	2,117

Operating profit before taxes	1,163	272	1,251	797	212	291
Income tax expense	319	229	167	149	101	(13)

Profit from continuing operations	844	43	1,084	648	111	304
Profit from discontinued operations net of tax	505	-	104	-	-	-

Profit for the year	1,349	43	1,188	648	111	304

			Asset
		Private	Manage-	Private		Total
		Clients	ment	Equity	GF / GS	Group

Net interest income		544	(15)	(299)	(368)	10,575
Net fee and commission income		700	717	12	79	6,062
Net trading income		64	(4)	13	77	2,979
Result from financial transactions		4	40	422	182	1,087
Share of result in equity accounted investments		2	1	-	67	243
Other operating income		75	89	2	461	1,382
Income of consolidated private equity holdings		-	-	5,313	-	5,313

Operating income		1,389	828	5,463	498	27,641

Operating expenses		956	528	5,031	428	20,713
Loan impairment and other credit risk provisions		40	-	26	82	1,855

Total expenses		996	528	5,057	510	22,568

Operating profit before taxes		393	300	406	(12)	5,073
Income tax expense		121	65	(3)	(233)	902

Profit from continuing operations
		272	235	409	221	4,171
Profit from discontinued operations net of tax		-	-	-	-	609

Profit for the year		272	235	409	221	4,780

UNAUDITED

Business segment information – for the year ended 31 December 2005

	Nether-		North	Latin		Global
	lands	Europe	America	America	Asia	Clients

Net interest income	3,328	(248)	2,211	2,210	564	646
Net fee and commission income	710	301	734	379	421	831
Net trading income	392	957	269	57	131	711
Result from financial transactions	2	25	79	11	4	121
Share of result in equity accounted
investments	13	3	4	37	73	0
Other operating income	184	72	224	369	44	13
Income of consolidated private equity
holdings	-	-	-	-	-	128

Operating income	4,629	1,110	3,521	3,063	1,237	2,450

Operating expenses	3,282	1,208	2,299	1,848	914	1,869
Loan impairment and other credit risk
provisions	285	(35)	(86)	348	27	(50)

Total expenses	3,567	1,173	2,213	2,196	941	1,819

Operating profit before taxes	1,062	(63)	1,308	867	296	631
Income tax expense	323	40	273	265	90	78

Profit from continuing operations	739	(103)	1,035	602	206	553
Profit from discontinued operations net of tax	136	-	51	-	-	-

Profit for the year	875	(103)	1,086	602	206	553

			Asset
		Private	Manage-	Private		Total
		Clients	ment	Equity	GF / GS	Group

Net interest income		529	6	(200)	(261)	8,785
Net fee and commission income		612	596	17	90	4,691
Net trading income		44	14	(13)	59	2,621
Result from financial transactions		11	55	353	620	1,281
Share of result in equity accounted investments		1	18	-	114	263
Other operating income		100	23	1	26	1,056
Income of consolidated private equity holdings		-	-	3,509	-	3,637

Operating income		1,297	712	3,667	648	22,334

Operating expenses		915	501	3,391	74	16,301
Loan impairment and other credit risk provisions		16	-	34	96	635

Total expenses		931	501	3,425	170	16,936

Operating profit before taxes		366	211	242	478	5,398
Income tax expense		87	40	(21)	(33)	1,142

Profit from continuing operations		279	171	263	511	4,256
Profit from discontinued operations net of tax		-	-	-	-	187

Profit for the year		279	171	263	511	4,443

UNAUDITED

Business segment information – for the 3 months ended 31 December 2006

	Nether-		North	Latin		Global
	lands	Europe	America	America	Asia	Clients

Net interest income	812	363	600	723	131	152
Net fee and commission income	177	157	174	137	211	336
Net trading income	88	243	55	71	76	183
Result from financial transactions	27	93	44	15	0	19
Share of result in equity accounted
investments	27	(1)	1	11	16	-
Other operating income	68	29	175	18	4	12
Income of consolidated private equity
holdings	-	-	-	-	-	-

Operating income	1,199	884	1,049	975	438	702

Operating expenses	800	729	617	577	290	660
Loan impairment and other credit risk
provisions	114	130	9	159	78	(3)

Total expenses	914	859	626	736	368	657

Operating profit before taxes	285	25	423	239	70	45
Income tax expense	72	26	116	52	39	(8)

Profit from continuing operations	213	(1)	307	187	31	53
Profit from discontinued operations net of tax	371	-	32	-	-	-

Profit for the period	584	(1)	339	187	31	53

		Asset
	Private	Manage-	Private		Total
	Clients	ment	Equity	GF / GS	Group

Net interest income	133	-	(81)	(185)	2,648
Net fee and commission income	199	191	-	(16)	1,566
Net trading income	10	(1)	10	56	791
Result from financial transactions	1	8	73	46	326
Share of result in equity accounted investments	-	-	-	20	74
Other operating income	22	58	-	10	396
Income of consolidated private equity holdings	-	-	1,313	-	1,313

Operating income	365	256	1,315	(69)	7,114

Operating expenses	220	149	1,246	88	5,376
Loan impairment and other credit risk provisions	(1)	-	5	18	509

Total expenses	219	149	1,251	106	5,885

Operating profit before taxes	146	107	64	(175)	1,229
Income tax expense	43	20	(23)	(91)	246

Profit from continuing operations	103	87	87	(84)	983
Profit from discontinued operations net of tax	-	-	-	-	403

Profit for the period	103	87	87	(84)	1,386

UNAUDITED

Business segment information – for the 3 months ended 31 December 2005

	Nether-		North	Latin		Global
	lands	Europe	America	America	Asia	Clients

Net interest income	835	(183)	578	683	123	150
Net fee and commission income	134	96	220	118	131	209
Net trading income	108	329	137	67	22	269
Result from financial transactions	(2)	31	(18)	(38)	11	88
Share of result in equity accounted
investments	3	3	2	7	25	-
Other operating income	54	26	88	22	16	4
Income of consolidated private equity
holdings	-	-	-	-	-	128

Operating income	1,132	302	1,007	859	328	848

Operating expenses	820	326	719	586	259	550
Loan impairment and other credit risk
provisions	77	(38)	(15)	124	18	7

Total expenses	897	288	704	710	277	557

Operating profit before taxes	235	14	303	149	51	291
Income tax expense	74	35	38	8	21	8

Profit from continuing operations	161	(21)	265	141	30	283
Profit from discontinued operations net of tax	38	-	9	-	-	-

Profit for the period	199	(21)	274	141	30	283

		Asset
	Private	Manage-	Private		Total
	Clients	ment	Equity	GF / GS	Group

Net interest income	133	1	(66)	(125)	2,129
Net fee and commission income	174	164	(2)	26	1,270
Net trading income	13	2	(15)	(41)	891
Result from financial transactions	4	3	138	99	316
Share of result in equity accounted investments	-	(2)	-	6	44
Other operating income	17	19	(15)	22	253
Income of consolidated private equity holdings	-	-	1,057	-	1,185

Operating income	341	187	1,097	(13)	6,088

Operating expenses	229	141	1,025	(202)	4,453
Loan impairment and other credit risk provisions	1	-	17	90	281

Total expenses	230	141	1,042	(112)	4,734

Operating profit before taxes	111	46	55	99	1,354
Income tax expense	27	9	(26)	(114)	80

Profit from continuing operations
	84	37	81	213	1,274
Profit from discontinued operations net of tax	-	-	-	-	47

Profit for the period	84	37	81	213	1,321

UNAUDITED

4      Net interest income

	Year	Year	3 months	3 months
	ended 31	ended 31	ended 31	ended 31
	December	December	December	December
	2006	2005	2006	2005

Interest income	37,698	29,645	9,392	8,836
Interest expense	27,123	20,860	6,744	6,707

Total	10,575	8,785	2,648	2,129

5 Net fee and commission income

	Year	Year	3 months	3 months
	ended 31	ended 31	ended 31	ended 31
	December	December	December	December
	2006	2005	2006	2005

Fee and commission income
Securities brokerage fees	1,785	1,560	387	382
Payment and transaction services fees	2,123	1,530	519	414
Asset management and trust fees	1,562	1,153	426	318
Fees generated on financing arrangements	248	180	75	74
Advisory fees	500	336	154	120
Insurance related commissions	168	168	40	42
Guarantee fees	223	218	44	57
Other fees and commissions	518	427	147	112

Subtotal	7,127	5,572	1,792	1,519

Fee and commission expense
Securities brokerage	330	321	24	89
Payment and transaction services	287	165	76	50
Asset management and trust	151	127	40	36
Other fee and commission	297	268	86	74

Subtotal	1,065	881	226	249

Total	6,062	4,691	1,566	1,270

6 Net trading income

	Year	Year	3 months	3 months
	ended 31	ended 31	ended 31	ended 31
	December	December	December	December
	2006	2005	2006	2005

Securities	61	978	(485)	519
Foreign exchange transactions	789	662	196	129
Derivatives	2,199	933	1,077	211
Other	(70)	48	3	32

Total	2,979	2,621	791	891

7 Results from financial transactions

	Year	Year	3 months	3 months
	ended 31	ended 31	ended 31	ended 31
	December	December	December	December
	2006	2005	2006	2005

Net gain from the disposal of available-for-sale debt securities	634	431	199	202
Net gain from the sale of available-for-sale equity investments	158	55	89	31
Dividend on available-for-sale equity investments	71	54	21	17
Net gain on other equity investments	491	514	94	231
Hedging ineffectiveness	58	39	8	(42)
Other	(325)	188	(85)	(123)

Total	1,087	1,281	326	316

The net gain on other equity investments includes gains and losses arising on investments held at fair value and the result on the sale of consolidated holdings of a private equity nature.

UNAUDITED

8      Other operating income

	Year	Year	3 months	3 months
	ended 31	ended 31	ended 31	ended 31
	December	December	December	December
	2006	2005	2006	2005

Insurance activities	103	150	37	23
Leasing activities	61	60	16	14
Result on disposal of operating activities and equity accounted
investments	553	347	74	39
Other	665	499	269	177

Total	1,382	1,056	396	253

The result on disposal of operating activities (not qualifying as discontinued operations) and equity accounted investments includes the profit recorded on the sale of Kereskedelmi és Hitelbank Rt to KBC Bank (Belgium) of EUR 208 million (reflected in the second quarter) and on the sale of futures business to UBS of EUR 229 million (reflected in the third quarter). The following profits were recorded in the fourth quarter: EUR 38 million on the sale of Asset Management Taiwan and EUR 17 million on the sale of Asset Management Mutual Funds USA .

In the line other an amount of EUR 110 million has been recorded in relation to a successful settlement of a claim regarding a former subsidiary of our US operations.

9      Personnel expenses

	Year	Year	3 months	3 months
	ended 31	ended 31	ended 31	ended 31
	December	December	December	December
	2006	2005	2006	2005

Salaries (including bonuses and allowances)	6,469	5,686	1,638	1,652
Social security expenses	873	710	253	172
Other employee costs	1,299	829	428	(45)

Total	8,641	7,225	2,319	1,779

An amount of EUR 153 million (2005: EUR 42 million) included in other employee costs relates to restructuring costs, of which EUR 88 million is reflected in the fourth quarter (see note 2 for restructuring charges to income statement).

Increases compared to previous year in the line Salaries are mainly due to the consolidation of Antonveneta and increased bonus accruals.

10      Income tax expense

The effective tax rate on operating profit for the year ended 31 December 2006 is 17.7% compared to a nominal tax rate in the Netherlands of 29.6% . Over the full year 2005 the effective tax rate was 21.8% . This rate is calculated by including the tax attributable to discontinued operations as separately disclosed in note 11.

Included in 2006 are tax credits (EUR 380 million), tax charges due to changes in law (EUR 35 million) and (mainly) tax exempt gains (EUR 1,340 million) which exceed 2005 levels. The tax credits of EUR 380 million are due to a combination of finalisation of tax returns, a decrease of the nominal Dutch tax rate and a fiscal restructuring.

UNAUDITED

11      Profit from discontinued operations net of tax

In the fourth quarter of 2006 Bouwfonds non-mortgage and ABN AMRO Mortgage Group Inc. are presented as discontinued operations. In the table we provide a further breakdown of the profit from discontinued operations net of tax:

	Year ended	Year ended	3 months	3 months
	31	31	ended 31	ended 31
	December	December	December	December
	2006	2005	2006	2005

	(in millions of euros)		(in millions of euros)
Bouwfonds non-mortgage
Operating income	534	505	99	138
Operating expenses	273	287	54	78
Loan impairment and other credit risk provisions	19	13	1	6

Operating profit before tax	242	205	44	54
Gain recognised on disposal	327	-	327	-

Profit from discontinued operations before tax	569	205	371	54
Income tax expense on operating profit	75	69	11	16
Income tax expense on gain on disposal	(11)	-	(11)	-

Profit from discontinued operations net of tax	505	136	371	38

ABN AMRO Mortgage Group Inc.
Operating income	400	376	98	100
Operating expenses	233	295	46	86

Operating profit before tax	167	81	52	14
Income tax expense on operating profit	63	30	20	5

Profit from discontinued operations net of tax	104	51	32	9

Total profit from discontinued operation net of tax	609	187	403	47

The impact of this change in the presentation of these activities as discontinued operations on our previous quarterly income statement is included in note 26 of this interim financial report.

UNAUDITED

12 Earnings per share

The calculations for basic and diluted earnings per share are presented in the following table.

	Year	Year	3 months	3 months
	ended 31	ended 31	ended 31	ended 31
	December	December	December	December
	2006	2005	2006	2005

Profit for the year/period attributable to shareholders of the
parent company	4,715	4,382	1,359	1,296
Profit from continuing operations attributable to shareholders of
the parent company	4,106	4,195	956	1,249
Profit from discontinued operations attributable to shareholders
of the parent company	609	187	403	47

Weighted average number of ordinary shares outstanding (in
millions)	1,882.5	1,804.1
Dilutive effect of staff options (in millions)	7.5	4.3
Conditional share awards (in millions)	5.5	1.3

Diluted number of ordinary shares (in millions)	1,895.5	1,809.7

From Continuing operations
Basic earnings per ordinary share (in euros)	2.18	2.33	0.51	0.67
Fully diluted earnings per ordinary share (in euros)	2.17	2.32	0.51	0.67

From Continuing and discontinued operations
Basic earnings per ordinary share (in euros)	2.50	2.43	0.72	0.70
Fully diluted earnings per ordinary share (in euros)	2.49	2.42	0.72	0.69

Number of ordinary shares outstanding (in millions)	1,853.8	1,877.9
Net asset value per ordinary share (in euros)	12.73	11.83
Number of preference shares outstanding (in millions)	1,369.8	1,369.8
Return on average shareholders’ equity (in %)	20.7	23.5

In the return on average shareholders’ equity the average shareholders’ equity is determined excluding net unrealised gains/(losses) on available-for-sale assets and cash flow hedging reserve not recognised in the income statement.

13      Financial assets and liabilities held for trading

	31 December	31 December
	2006	2005

Financial assets held for trading
Interest-earning securities	60,290	62,007
Equity instruments	40,112	34,676
Derivative financial instruments	105,334	105,372

Total	205,736	202,055

Financial liabilities held for trading
Short positions in financial assets	45,861	52,060
Derivative financial instruments	99,503	96,528

Total	145,364	148,588

UNAUDITED

14      Financial investments

	31 December	31 December
	2006	2005

Interest-earning securities available-for-sale	117,558	113,177
Interest-earning securities held-to-maturity	3,729	6,572
Equity investments available-for-sale	1,866	2,337
Equity investments designated at fair value through income	2,228	1,688

Total	125,381	123,774

15 Loans and receivables – banks

This item is comprised of amounts due from or deposited with banking institutions.

	31 December	31 December
	2006	2005

Current accounts	9,473	5,479
Time deposits placed	15,396	11,613
Professional securities transactions	105,969	87,281
Loans to banks	3,986	4,279

Subtotal	134,824	108,652
Allowances for impairment [17]	(5)	(17)

Total	134,819	108,635

The movements during the year are mainly due to an increase in professional securities transactions in the UK and the consolidation of Antonveneta.

16      Loans and receivables – customers

This item is comprised of amounts receivable, regarding loans and mortgages balances with non-bank customers.

	31 December	31 December
	2006	2005

Public sector	11,567	7,461
Commercial	180,262	152,411
Consumer	135,484	122,708
Professional securities transactions	93,716	74,724
Multi-seller conduits	25,872	25,931

Subtotal	446,901	383,235
Allowances for impairment [17]	(3,646)	(2,987)

Total	443,255	380,248

The net increase during 2006 is mainly due to the consolidation of Antonveneta, and growth in the loan portfolio of BU Asia and BU Latin America.

The amount receivable held by multi-seller conduits is typically collateralised by a pool of customer receivables in excess of the amount advanced, such that the resulting credit risk is mitigated.

UNAUDITED

17      Loan impairment charges and allowances

2006

Balance at 1 January	3,004
Loan impairment charges:
New impairment allowances	2,563
Reversal of impairment allowances no longer required	(455)
Recoveries of amounts previously written off	(253)

Total loan impairment and other credit risk provisions	1,855

Amount recorded in interest income from unwinding of discounting	(62)
Currency translation differences	(56)
Amounts written off (net)	(1,136)
Disposals of businesses	(70)
Unearned interest accrued on impaired loans	116

Balance at 31 December	3,651

All loans are assessed for potential impairment either individually and / or on a portfolio basis. The allowance for impairment is apportioned as follows:

	31 December	31 December
	2006	2005

Commercial loans	2,344	2,146
Consumer loans	1,302	841
Loans to banks	5	17

Total	3,651	3,004

18 Equity accounted investments

	31 December	31 December
	2006	2005

Banking institutions	1,436	2,885
Other activities	91	108

Total	1,527	2,993

		2006

Balance at 1 January		2,993
Movements:
Purchases		194
Reclassifications		(1,794)
Sales		(39)
Share in results		243
Dividends received		(72)
Currency translation differences		(43)
Other		45

Balance at 31 December		1,527

Reclassifications mainly relate to Antonveneta which became a consolidated operating entity, as of 2 January 2006.

UNAUDITED

19      Goodwill and other intangible assets

	31 December	31 December
	2006	2005

Goodwill	4,714	198
Goodwill of private equity	2,436	2,128
Software	959	758
Other intangibles	1,298	99

Subtotal	9,407	3,183
Mortgage servicing rights	-	1,985

Total	9,407	5,168

In connection with the acquisition of Antonveneta goodwill increased by EUR 4,399 million and other intangibles, including core deposit, core overdraft and customer relationship intangible assets, increased by EUR 1,194 million.

Capitalised mortgage servicing rights are part of the sale of ABN AMRO Mortgage Group Inc. and are presented as assets of businesses held for sale.

20      Issued debt securities

	31 December	31 December
	2006	2005

Bonds and notes issued	117,122	90,050
Certificates of deposit and commercial paper	56,375	51,873
Cash notes, savings certificates and bank certificates	2,269	2,657

Subtotal	175,766	144,580
Commercial paper issued by multi-seller conduits	26,280	26,039

Total	202,046	170,619

21 Subordinated liabilities

Issued liabilities qualify as subordinated debt if claims by the holders are subordinated to all other current and future liabilities of, respectively, ABN AMRO Holding N.V, ABN AMRO Bank N.V. and other Group companies. These liabilities qualify as capital, taking into account remaining maturities, for the purpose of determining the consolidated capital adequacy ratio for the Dutch central bank.

The maturity profile of subordinated liabilities is as follows:

	31 December	31 December
	2006	2005

Within one year	1,384	1,156
After one and within two years	726	1,452
After two and within three years	2,165	704
After three and within four years	811	1,550
After four and within five years	21	1,395
After five years	14,106	12,815

Total	19,213	19,072

Total subordinated liabilities include EUR 6,122 million (2005: EUR 5,261 million) which qualify as tier 1 capital for capital adequacy purposes.

UNAUDITED

22      Commitments and contingent liabilities

Loan and banking commitments

The contractual amounts of commitments and contingent liabilities are set out by category in the following table. The amounts for commitments are presented on a fully advanced basis. Guarantees and letters of credit represent the maximum accounting loss that would be recognised at the balance sheet date if the relevant contract parties completely failed to perform as contracted.

	31 December	31 December
	2006	2005

Contingent liabilities with respect to guarantees granted	46,026	41,536
Contingent liabilities with respect to irrevocable letters of credit	5,253	4,485
Committed credit facilities	145,418	141,010

Many of the contingent liabilities and commitments will expire without being advanced in whole or in part. This means that the amounts stated do not represent expected future cash flows. Additionally, guarantees and letters of credit are supported by varying levels of collateral.

Other contingencies

Legal proceedings have been initiated against the Group in a number of jurisdictions, but on the basis of information currently available, and having taken legal counsel, the Group is of the opinion that the outcome of these proceedings net of any related insurance claims is unlikely to have a material adverse effect on the consolidated financial position and the consolidated profit of the Group.

UNAUDITED

23      Capital adequacy

To monitor the adequacy of capital the Group uses ratios established by the Bank for International Settlements (BIS). These ratios measure capital adequacy (minimum 8% as required by BIS) by comparing the Group’s eligible capital with its balance sheet assets, off-balance sheet commitments and market and other risk positions at weighted amounts to reflect their relative risk. The market risk approach covers the general market risk and the risk of open positions in currencies and debt and equity securities primarily in the trading book. Assets are weighted according to broad categories of notional risk, being assigned a risk weighting according to the amount of capital deemed to be necessary to support them.

Tier 1 capital consists of shareholders’ equity and qualifying subordinated liabilities less goodwill and some intangible assets. Tier 2 capital represents additional qualifying subordinated liabilities, taking into account the remaining maturities.

Core tier 1 capital is tier 1 capital excluding preference shares.

The Group’s capital adequacy level was as follows:

	Balance sheet / unweighted amount		Risk weighted amount, including effect of contractual netting

	31 December	31 December	31 December	31 December
	2006	2005	2006	2005

Balance sheet assets (net of provisions):
Cash and balances at central banks	12,317	16,657	296	432
Financial assets held for trading	205,736	202,055	-	-
Financial investments	125,381	123,774	14,142	11,620
Loans and receivables – banks	134,819	108,635	7,215	4,992
Loans and receivables – customers	443,255	380,248	162,315	152,044
Equity accounted investments	1,527	2,993	943	727
Property and equipment	6,270	8,110	4,419	6,638
Goodwill and other intangible assets	9,407	5,168	2,801	4,437
Assets of businesses held for sale	11,850	-	6,433	-
Accrued income and prepaid expenses	9,290	7,614	3,794	2,952
Other assets	27,212	25,550	6,776	8,893

(Sub)total	987,064	880,804	209,134	192,735

Off-balance sheet positions and derivatives:
Credit-related commitments and contingencies	196,697	187,031	53,336	48,621
Credit equivalent of derivatives			13,960	10,815
Insurance companies and other			193	275

Subtotal			67,489	59,711

Total credit risks			276,623	252,446
Market risk requirements			4,081	5,408

Total risk-weighted assets			280,704	257,854

The following table compares actual capital with that required for supervisory purposes.

	31 December 2006		31 December 2005

	Required	Actual	Required	Actual

Total capital	22,457	31,275	20,628	33,874
Total capital ratio	8.0%	11.14%	8.0%	13.14%

Tier 1 capital	11,228	23,720	10,314	27,382
Tier 1 capital ratio	4.0%	8.45%	4.0%	10.62%

Core tier 1	–	17,336	–	21,828
Core tier 1 ratio	–	6.18%	–	8.47%

UNAUDITED

24      Private equity investments

Private equity investments are either consolidated or held at fair value.

Consolidated private equity holdings

Investments of a private equity nature that are controlled by the Group are consolidated. Such holdings represent a wide range of non-banking activities. personnel and other costs relating to production and manufacturing activities are presented within material expenses. The impact of consolidating on the income statement these investments is set out in the following table.

	Year	Year	3 months	3 months
	ended 31	ended 31	ended 31	ended 31
	December	December	December	December
	2006	2005	2006	2005

Income of consolidated private equity holdings	5,313	3,637	1,313	1,185
Other income included in operating income	(340)	(242)	(84)	(118)

Total operating income of consolidated private equity holdings	4,973	3,395	1,229	1,067

Goods and material expenses of consolidated private equity holdings	3,684	2,519	884	804
Included in personnel expenses	577	362	159	128
Included in general and administrative expenses	466	352	119	116
Included in depreciation and amortisation	212	133	58	42

Total operating expenses	4,939	3,366	1,220	1,090

Operating profit before tax of consolidated private equity holdings	34	29	9	(23)

Goods and material expense includes personnel costs relating to manufacturing and production activities.

The assets and liabilities of these consolidated holdings are included in the Group balance sheet. Given the non-banking nature of the underlying activities the main lines impacted are goodwill, property and equipment, other assets and issued debt securities. The total assets of these consolidated entities at 31 December 2006 were EUR 4,537 million (31 December 2005: EUR 3,477 million) excluding goodwill.

25      Subsequent events

ABN AMRO Mortgage Group, Inc.

On 22 January 2007 ABN AMRO announced that it has reached an agreement to sell ABN AMRO Mortgage Group, Inc., its US-based Residential Mortgage Broker Origination platform and servicing business, which includes ABN AMRO Mortgage Group, InterFirst and Mortgage.com, to Citigroup. Citigroup will purchase approximately EUR 7.8 billion in net assets, of which approximately EUR 2.1 billion is ABN AMRO Mortgage Group's mortgage servicing rights associated with its EUR 170 billion mortgage servicing portfolio.

UNAUDITED

26      Revised presentation of consolidated income statement per quarter

In view of the sale of Bouwfonds non-mortgage in 2006 and the committed sale of ABN AMRO Mortgage Group Inc. in 2007, these entities are reported as discontinued operations. Below our prior quarterly consolidated income statements of the first three quarters are presented including these results from discontinued operations.

	2006			2005

	3 months	3 months	3 months	3 months	3 months	3 months
	ended 30	ended 30	ended 31	ended 30	ended 30	ended 31
	September	June	March	September	June	March
	2006	2006	2006	2005	2005	2005

Net interest income	2,556	2,669	2,702	2,340	2,153	2,163
Net fee and commission income	1,571	1,473	1,452	1,256	1,114	1,051
Net trading income	680	667	841	542	743	445
Results from financial transactions	375	303	83	339	307	319
Share of result in equity accounted
investments	45	74	50	65	75	79
Other operating income	418	351	217	481	157	165
Income of consolidated private equity
holdings	1,366	1,388	1,246	895	637	920

Operating income	7,011	6,925	6,591	5,918	5,186	5,142

Personnel expenses	2,178	2,098	2,046	1,933	1,798	1,715
General and administrative expenses	1,717	1,802	1,712	1,354	1,373	1,236
Depreciation and amortisation	346	325	313	262	236	226
Goods and materials of consolidated private
equity holdings	945	1,003	852	622	462	631

Operating expenses	5,186	5,228	4,923	4,171	3,869	3,808
Loan impairment and other credit risk
provisions	587	431	328	193	62	99

Total expenses	5,773	5,659	5,251	4,364	3,931	3,907

Operating profit before taxes	1,238	1,266	1,340	1,554	1,255	1,235
Income tax expense	177	115	364	393	333	336

Profit from continuing operations	1,061	1,151	976	1,161	922	899
Profit from discontinued operations net of tax	81	63	62	47	72	21

Profit for the period	1,142	1,214	1,038	1,208	994	920

Item 2

Amsterdam, 12 February 2007

ABN AMRO to start EUR 1 bln share buyback programme

Following its announcement on 8 February 2007, ABN AMRO announces that it will start buying back EUR 1 bln of its own shares.

The buyback programme will be completed by 30 June 2007.

The decision to buy back shares is in line with ABN AMRO’s policy of disciplined capital management.

As stated previously, ABN AMRO will also neutralise the 2006 final stock dividend as well as the 2007 interim stock dividend. Please note that ABN AMRO has a target for 2007 of 6% for its core tier 1 and 8% for tier 1.

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